Exhibit 99.1 MANAGEMENT REPORT – June 30, 2019 To our stockholders: We present the Management Report of ITAÚ UNIBANCO HOLDING S.A. and its subsidiaries (ITAÚ UNIBANCO HOLDING PRUDENTIAL) for the periods from January 1 to June 30, 2019 and 2018, which were prepared in accordance with Brazilian Central Bank (BACEN), Resolution No. 4,280 of October 31, 2013 and Circular Letter No. 3,701 of March 13, 2014, and fit for the specific purposes of this resolution. Net income and stockholder’ equity ITAÚ UNIBANCO HOLDING PRUDENTIAL net income totaled R$ 13,422 million for the year and net earnings per share were R$ 1.38. Consolidated stockholders' equity totaled R$ 125,787 million and the book value per share reached R$ 12.91. Assets and funds raised Assets totaled R$ 1,477,304 million and were substantially composed of R$ 539,453 million of Interbank Investments, Securities and Derivative Financial Instruments, and R$ 649,821 million of Loan, Lease and Other Credit Operations and the Foreign Exchange Portfolio. Circular letter No. 3,068/01 of BACEN ITAÚ UNIBANCO HOLDING PRUDENTIAL hereby represents that it has the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, amounting to R$ 33.6 billion, corresponding to only 13% of the total securities and derivative financial instruments held. Acknowledgements We thank our stockholders and clients for their support and trust, and our employees for their determination and commitment, which have been essential to reaching these positive results. São Paulo, August 23, 2019. Executive Board Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 1.1 Exhibit 99.1 MANAGEMENT REPORT – June 30, 2019 To our stockholders: We present the Management Report of ITAÚ UNIBANCO HOLDING S.A. and its subsidiaries (ITAÚ UNIBANCO HOLDING PRUDENTIAL) for the periods from January 1 to June 30, 2019 and 2018, which were prepared in accordance with Brazilian Central Bank (BACEN), Resolution No. 4,280 of October 31, 2013 and Circular Letter No. 3,701 of March 13, 2014, and fit for the specific purposes of this resolution. Net income and stockholder’ equity ITAÚ UNIBANCO HOLDING PRUDENTIAL net income totaled R$ 13,422 million for the year and net earnings per share were R$ 1.38. Consolidated stockholders' equity totaled R$ 125,787 million and the book value per share reached R$ 12.91. Assets and funds raised Assets totaled R$ 1,477,304 million and were substantially composed of R$ 539,453 million of Interbank Investments, Securities and Derivative Financial Instruments, and R$ 649,821 million of Loan, Lease and Other Credit Operations and the Foreign Exchange Portfolio. Circular letter No. 3,068/01 of BACEN ITAÚ UNIBANCO HOLDING PRUDENTIAL hereby represents that it has the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, amounting to R$ 33.6 billion, corresponding to only 13% of the total securities and derivative financial instruments held. Acknowledgements We thank our stockholders and clients for their support and trust, and our employees for their determination and commitment, which have been essential to reaching these positive results. São Paulo, August 23, 2019. Executive Board Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 1.1

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS

Co-Chairmen

Pedro Moreira Salles
Roberto Egydio Setubal

Members

Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Fábio Colletti Barbosa
Gustavo Jorge Laboissière Loyola
João Moreira Salles
José Galló
Marco Ambrogio Crespi Bonomi
Pedro Luiz Bodin de Moraes
Ricardo Villela Marino

AUDIT COMMITTEE

Chairman

Gustavo Jorge Laboissière Loyola

Members

Antonio Carlos Barbosa de Oliveira
Antonio Francisco de Lima Neto
Diego Fresco Gutierrez
Maria Helena dos Santos Fernandes de Santana
Rogério Paulo Calderón Peres

FISCAL COUNCIL

Chairman

José Caruso Cruz Henriques

Members

Alkimar Ribeiro Moura
Eduardo Azevedo do Valle

Accountant

Arnaldo Alves dos Santos
CRC - 1SP - 210.058/O-3

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer

Candido Botelho Bracher

Director Generals

Caio Ibrahim David
Márcio de Andrade Schettini

Executive Vice-Presidents

André Sapoznik
Claudia Politanski
Milton Maluhy Filho

Executive Officers

Alexsandro Broedel Lopes (*)
Fernando Barçante Tostes Malta
Leila Cristiane Barboza Braga de Melo
Paulo Sergio Miron

Officers

Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
Emerson Macedo Bortoloto
Gilberto Frussa
José Virgilio Vita Neto
Renato Barbosa do Nascimento
Rodrigo Luís Rosa Couto
Sergio Mychkis Goldstein
Tatiana Grecco
Tom Gouvêa Gerth

(*) Group Executive Finance Director and Head of Investor Relations.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 | 2.1

ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Assets Note 06/30/2019 06/30/2018 Current assets 1, 011,381,307 902, 113,659 Cash 33, 164,760 25, 237,355 Interbank investments 3b and 4 279, 166,069 270, 303,674 Money market 250,755,835 247,544,612 28, 410,234 22, 759,062 Interbank deposits Securities and derivative financial instruments 3c, 3d and 5 127,723,656 137, 334,992 Own portfolio 78, 273,742 76, 891,044 24, 579,273 29, 742,056 Subject to repurchase commitments Pledged in guarantee 6, 535,318 6, 364,767 Deposited with the Central Bank 3, 055,866 7, 453,239 Securities under resale agreements with free movement 3, 235,410 500,925 Derivative financial instruments 12, 044,047 16, 382,961 Interbank accounts 134,370,480 119,546,512 Pending settlement 42, 141,483 34, 354,460 Central Bank deposits 91, 851,433 84, 799,879 National Housing System (SFH) 2, 278 5, 984 Correspondents 42, 741 24, 255 332,545 361,934 Interbank Onlending Interbranch accounts 339,268 269,659 Loan, lease and other credit operations 6 292,933,979 254,611,655 3e 309, 986,991 270, 540,814 Operations with credit granting characteristics (Allowance for loan losses) 3f (17,053,012) (15,929,159) Other receivables 9a 141,304,101 92,678,798 Other assets 3g 2,378,994 2,131,014 Assets held for sale 1, 382,322 1, 303,492 (Valuation allowance) (677,649) (590,623) Prepaid expenses 3g and 9c 1, 674,321 1, 418,145 Long term receivables 409,292,389 409, 476,641 Interbank investments 3b and 4 1, 993,124 1, 257,351 Money market 317,995 287, 706 1, 675,129 969, 645 Interbank deposits Securities and derivative financial instruments 3c, 3d and 5 130,569,739 118,673,550 Own portfolio 73, 900,253 43, 734,193 20, 613,829 24, 018,759 Subject to repurchase commitments Pledged in guarantee 1, 711,259 7, 866,328 Deposited with the Central Bank 570,477 755, 160 14, 762,773 30, 975,783 Securities under resale agreements with free movement Derivative financial instruments 19, 011,148 11, 323,327 Interbank accounts 31, 530 46, 515 Pending settlement 27, 143 42, 348 National Housing System (SFH) 4, 387 4, 167 Loan, lease and other credit operations 6 228,024,801 229,589,891 Operations with credit granting characteristics 3e 242,923,791 247, 969,060 (Allowance for loan losses) 3f (14,898,990) (18,379,169) Other receivables 9a 48, 322,838 59, 400,785 Other assets - Prepaid Expenses 3g and 9c 350,357 508,549 Permanent assets 56, 630,644 47, 400,541 Investments 3h 36, 883,044 25, 260,860 Investments in associates and jointly controlled entities 36, 600,366 24, 946,226 Other investments 432,154 464, 141 (Allowance for losses) (149,476) (149,507) Real estate in use 3i and 11a I 5, 853,132 5, 726,827 Real estate in use 3, 258,706 3, 290,298 Other fixed assets 12 14, 024,649 13, 469,391 (Accumulated depreciation) (11,430,223) (11,032,862) Goodwill and Intangible assets 3j, 3k and 11a II 13, 894,468 16, 412,854 Goodwill 304,816 545,060 Intangible assets 36, 973,317 34, 618,350 (Accumulated amortization) (23,383,665) (18,750,556) Total assets 1, 477,304,340 1, 358,990,841 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 3.1 ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Assets Note 06/30/2019 06/30/2018 Current assets 1, 011,381,307 902, 113,659 Cash 33, 164,760 25, 237,355 Interbank investments 3b and 4 279, 166,069 270, 303,674 Money market 250,755,835 247,544,612 28, 410,234 22, 759,062 Interbank deposits Securities and derivative financial instruments 3c, 3d and 5 127,723,656 137, 334,992 Own portfolio 78, 273,742 76, 891,044 24, 579,273 29, 742,056 Subject to repurchase commitments Pledged in guarantee 6, 535,318 6, 364,767 Deposited with the Central Bank 3, 055,866 7, 453,239 Securities under resale agreements with free movement 3, 235,410 500,925 Derivative financial instruments 12, 044,047 16, 382,961 Interbank accounts 134,370,480 119,546,512 Pending settlement 42, 141,483 34, 354,460 Central Bank deposits 91, 851,433 84, 799,879 National Housing System (SFH) 2, 278 5, 984 Correspondents 42, 741 24, 255 332,545 361,934 Interbank Onlending Interbranch accounts 339,268 269,659 Loan, lease and other credit operations 6 292,933,979 254,611,655 3e 309, 986,991 270, 540,814 Operations with credit granting characteristics (Allowance for loan losses) 3f (17,053,012) (15,929,159) Other receivables 9a 141,304,101 92,678,798 Other assets 3g 2,378,994 2,131,014 Assets held for sale 1, 382,322 1, 303,492 (Valuation allowance) (677,649) (590,623) Prepaid expenses 3g and 9c 1, 674,321 1, 418,145 Long term receivables 409,292,389 409, 476,641 Interbank investments 3b and 4 1, 993,124 1, 257,351 Money market 317,995 287, 706 1, 675,129 969, 645 Interbank deposits Securities and derivative financial instruments 3c, 3d and 5 130,569,739 118,673,550 Own portfolio 73, 900,253 43, 734,193 20, 613,829 24, 018,759 Subject to repurchase commitments Pledged in guarantee 1, 711,259 7, 866,328 Deposited with the Central Bank 570,477 755, 160 14, 762,773 30, 975,783 Securities under resale agreements with free movement Derivative financial instruments 19, 011,148 11, 323,327 Interbank accounts 31, 530 46, 515 Pending settlement 27, 143 42, 348 National Housing System (SFH) 4, 387 4, 167 Loan, lease and other credit operations 6 228,024,801 229,589,891 Operations with credit granting characteristics 3e 242,923,791 247, 969,060 (Allowance for loan losses) 3f (14,898,990) (18,379,169) Other receivables 9a 48, 322,838 59, 400,785 Other assets - Prepaid Expenses 3g and 9c 350,357 508,549 Permanent assets 56, 630,644 47, 400,541 Investments 3h 36, 883,044 25, 260,860 Investments in associates and jointly controlled entities 36, 600,366 24, 946,226 Other investments 432,154 464, 141 (Allowance for losses) (149,476) (149,507) Real estate in use 3i and 11a I 5, 853,132 5, 726,827 Real estate in use 3, 258,706 3, 290,298 Other fixed assets 12 14, 024,649 13, 469,391 (Accumulated depreciation) (11,430,223) (11,032,862) Goodwill and Intangible assets 3j, 3k and 11a II 13, 894,468 16, 412,854 Goodwill 304,816 545,060 Intangible assets 36, 973,317 34, 618,350 (Accumulated amortization) (23,383,665) (18,750,556) Total assets 1, 477,304,340 1, 358,990,841 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 3.1

ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Liabilities Note 06/30/2019 06/30/2018 Current liabilities 951, 233,810 810, 280,546 Deposits 3b and 7b 317,803,042 288,650,739 Demand deposits - 73, 795,152 71,089,457 Savings deposits - 137, 572,631 127, 385,272 Interbank deposits - 1, 586,210 2, 790,566 Time deposits - 104, 845,951 87, 382,796 Other deposits 3, 098 2,648 Deposits received under securities repurchase agreements 3b and 7c 266, 149,937 241,850,447 Own portfolio - 51,161,914 74,934,518 Third-party portfolio - 205,004,708 155,282,912 Free portfolio - 9,983,315 11, 633,017 Funds from acceptances and issuance of securities 3b and 7d 59, 824,969 44, 385,379 Real estate, mortgage, credit and similar notes - 42, 997,605 34, 513,491 Foreign Borrowing through securities - 16, 312,191 6,436,483 Structured Operations Certificates 515,173 3, 435,405 Interbank accounts - 48,254,532 37, 469,550 Pending settlement - 46,211,603 35, 803,171 Correspondents - 2, 042,929 1,666,379 Interbranch accounts - 6,991,188 5, 403,884 Third-party funds in transit - 6,982,175 5, 379,287 Internal transfer of funds - 9, 013 24, 597 Borrowing and onlending 3b and 7e 56,531,601 39, 738,844 Borrowing - 50,691,381 33,012,084 Onlending - 5,840,220 6, 726,760 Derivative financial instruments 3d and 5f 12, 343,580 17, 948,408 Other liabilities - 183, 334,961 134,833,295 Subordinated debt 7f 3,952,351 5,072,214 Sundry 9d 179, 382,610 129, 761,081 Long-term liabilities - 385, 217,234 410,316,779 Deposits 3b and 7b 154,349,178 142, 777,816 Interbank deposits - 228, 225 52,454 Time deposits - 154, 120,953 142,725,362 Deposits received under securities repurchase agreements 3b and 7c 50, 791,963 74, 456,139 Own portfolio - 4, 582,893 13, 103,119 Free portfolio - 46,209,070 61,353,020 Funds from acceptances and issuance of securities 3b and 7d 65,511,217 70,623,052 Real estate, mortgage, credit and similar notes - 34,433,585 32, 633,622 Foreign Borrowing through securities - 30, 200,415 37,031,786 Structured Operations Certificates 877, 217 957,644 Borrowing and onlending 3b and 7e 16, 256,583 22, 133,636 Borrowing - 7, 482,284 8,639,624 Onlending - 8,774,299 13,494,012 Derivative financial instruments 3d and 5f 23,300,622 13, 706,211 Other liabilities - 75,007,671 86,619,925 Subordinated debt 7f 37,246,901 41,189,311 Debt instruments eligible as capital 7f 10, 768,636 7, 663,805 Sundry 9d 26, 992,134 37,766,809 Deferred income 3p 2, 638,033 2, 659,274 Capital - 97, 148,000 97, 148,000 Capital reserves - 1, 713,439 1, 586,364 Revenue reserves - 29,865,692 29, 344,128 Asset valuation adjustment 3c, 3d and 12e (1,615,103) (3,533,478) (Treasury shares) - (1,324,969) (1,977,732) Total stockholders' equity of controlling shareholders 12 125,787,059 122, 567,282 Non-controlling interests 12f 12,428,204 13, 166,960 Total stockholders' equity 138, 215,263 135, 734,242 Total liabilities and stockholders' equity 1, 477,304,340 1, 358,990,841 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 3.2 ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Liabilities Note 06/30/2019 06/30/2018 Current liabilities 951, 233,810 810, 280,546 Deposits 3b and 7b 317,803,042 288,650,739 Demand deposits - 73, 795,152 71,089,457 Savings deposits - 137, 572,631 127, 385,272 Interbank deposits - 1, 586,210 2, 790,566 Time deposits - 104, 845,951 87, 382,796 Other deposits 3, 098 2,648 Deposits received under securities repurchase agreements 3b and 7c 266, 149,937 241,850,447 Own portfolio - 51,161,914 74,934,518 Third-party portfolio - 205,004,708 155,282,912 Free portfolio - 9,983,315 11, 633,017 Funds from acceptances and issuance of securities 3b and 7d 59, 824,969 44, 385,379 Real estate, mortgage, credit and similar notes - 42, 997,605 34, 513,491 Foreign Borrowing through securities - 16, 312,191 6,436,483 Structured Operations Certificates 515,173 3, 435,405 Interbank accounts - 48,254,532 37, 469,550 Pending settlement - 46,211,603 35, 803,171 Correspondents - 2, 042,929 1,666,379 Interbranch accounts - 6,991,188 5, 403,884 Third-party funds in transit - 6,982,175 5, 379,287 Internal transfer of funds - 9, 013 24, 597 Borrowing and onlending 3b and 7e 56,531,601 39, 738,844 Borrowing - 50,691,381 33,012,084 Onlending - 5,840,220 6, 726,760 Derivative financial instruments 3d and 5f 12, 343,580 17, 948,408 Other liabilities - 183, 334,961 134,833,295 Subordinated debt 7f 3,952,351 5,072,214 Sundry 9d 179, 382,610 129, 761,081 Long-term liabilities - 385, 217,234 410,316,779 Deposits 3b and 7b 154,349,178 142, 777,816 Interbank deposits - 228, 225 52,454 Time deposits - 154, 120,953 142,725,362 Deposits received under securities repurchase agreements 3b and 7c 50, 791,963 74, 456,139 Own portfolio - 4, 582,893 13, 103,119 Free portfolio - 46,209,070 61,353,020 Funds from acceptances and issuance of securities 3b and 7d 65,511,217 70,623,052 Real estate, mortgage, credit and similar notes - 34,433,585 32, 633,622 Foreign Borrowing through securities - 30, 200,415 37,031,786 Structured Operations Certificates 877, 217 957,644 Borrowing and onlending 3b and 7e 16, 256,583 22, 133,636 Borrowing - 7, 482,284 8,639,624 Onlending - 8,774,299 13,494,012 Derivative financial instruments 3d and 5f 23,300,622 13, 706,211 Other liabilities - 75,007,671 86,619,925 Subordinated debt 7f 37,246,901 41,189,311 Debt instruments eligible as capital 7f 10, 768,636 7, 663,805 Sundry 9d 26, 992,134 37,766,809 Deferred income 3p 2, 638,033 2, 659,274 Capital - 97, 148,000 97, 148,000 Capital reserves - 1, 713,439 1, 586,364 Revenue reserves - 29,865,692 29, 344,128 Asset valuation adjustment 3c, 3d and 12e (1,615,103) (3,533,478) (Treasury shares) - (1,324,969) (1,977,732) Total stockholders' equity of controlling shareholders 12 125,787,059 122, 567,282 Non-controlling interests 12f 12,428,204 13, 166,960 Total stockholders' equity 138, 215,263 135, 734,242 Total liabilities and stockholders' equity 1, 477,304,340 1, 358,990,841 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 3.2

ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Statement of Income (Note 2a) (In thousands of Reais) 01/01 to 01/01 to Note 06/30/2019 06/30/2018 Income from financial operations 64,359,632 62,709,890 Loan, lease and other credit operations - 39,307,649 37, 372,690 Derivative financial instruments 21, 303,988 21, 097,814 Foreign exchange operations - 1,276,337 1,708,666 Compulsory deposits - 2, 471,658 2, 530,720 Expenses of financial operations - (30,352,916) (40,237,089) Money market - (27,262,218) (33,206,321) Borrowing and onlending 7e (3,090,698) (7,030,768) Income from financial operations before loan and losses - 34,006,716 22,472,801 Result of allowance for loan losses 6 (6,971,089) (5,842,830) Expenses for allowance for loan losses - (8,507,185) (7,545,575) Income from recovery of credits written off as loss - 1,536,096 1, 702,745 Gross income from financial operations - 27,035,627 16,629,971 Other operating revenues (expenses) - (7,737,217) (5,540,443) Banking service fees 9e 12,268,083 12,143,963 Income from bank charges 9f 6,500,408 6, 240,289 Personnel expenses 9g (11,091,881) (10,597,080) Other administrative expenses 9h (9,866,804) (9,576,908) 3o and 10a II (3,545,537) (2,717,027) Tax expenses Equity in earnings of affiliates, jointly controlled entities and other investments 11a ll 1, 614,239 4,301,387 Other operating revenues 667,704 442, 012 Other operating expenses 9i (4,283,429) (5,777,079) Operating income - 19,298,410 11,089,528 Non-operating income (6,358) 17, 102 Income before taxes on income and profit sharing - 19,292,052 11,106,630 Income tax and social contribution 3o and 10a I (5,466,898) 662,905 Due on operations for the period - (3,759,654) (3,544,819) Related to temporary differences - (1,707,244) 4, 207,724 Profit sharing – Management Members - Statutory - (170,576) (101,209) Non-controlling interests 12f (232,781) (129,867) Net income 13,421,797 11,538,459 Weighted average of the number of outstanding shares 12a 9,735,865,905 9,720,158,090 Net income per share – R$ 1.38 1.19 Book value per share - R$ (outstanding at 06/30) 12.91 12.61 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 3.3 ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Statement of Income (Note 2a) (In thousands of Reais) 01/01 to 01/01 to Note 06/30/2019 06/30/2018 Income from financial operations 64,359,632 62,709,890 Loan, lease and other credit operations - 39,307,649 37, 372,690 Derivative financial instruments 21, 303,988 21, 097,814 Foreign exchange operations - 1,276,337 1,708,666 Compulsory deposits - 2, 471,658 2, 530,720 Expenses of financial operations - (30,352,916) (40,237,089) Money market - (27,262,218) (33,206,321) Borrowing and onlending 7e (3,090,698) (7,030,768) Income from financial operations before loan and losses - 34,006,716 22,472,801 Result of allowance for loan losses 6 (6,971,089) (5,842,830) Expenses for allowance for loan losses - (8,507,185) (7,545,575) Income from recovery of credits written off as loss - 1,536,096 1, 702,745 Gross income from financial operations - 27,035,627 16,629,971 Other operating revenues (expenses) - (7,737,217) (5,540,443) Banking service fees 9e 12,268,083 12,143,963 Income from bank charges 9f 6,500,408 6, 240,289 Personnel expenses 9g (11,091,881) (10,597,080) Other administrative expenses 9h (9,866,804) (9,576,908) 3o and 10a II (3,545,537) (2,717,027) Tax expenses Equity in earnings of affiliates, jointly controlled entities and other investments 11a ll 1, 614,239 4,301,387 Other operating revenues 667,704 442, 012 Other operating expenses 9i (4,283,429) (5,777,079) Operating income - 19,298,410 11,089,528 Non-operating income (6,358) 17, 102 Income before taxes on income and profit sharing - 19,292,052 11,106,630 Income tax and social contribution 3o and 10a I (5,466,898) 662,905 Due on operations for the period - (3,759,654) (3,544,819) Related to temporary differences - (1,707,244) 4, 207,724 Profit sharing – Management Members - Statutory - (170,576) (101,209) Non-controlling interests 12f (232,781) (129,867) Net income 13,421,797 11,538,459 Weighted average of the number of outstanding shares 12a 9,735,865,905 9,720,158,090 Net income per share – R$ 1.38 1.19 Book value per share - R$ (outstanding at 06/30) 12.91 12.61 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 3.3

ITAÚ UNIBANCO HOLDING S.A. Prudential Statement of Changes in Stockholders’ Equity (Note 12) (In thousands of Reais) Asset Capital Revenue Retained (Treasury valuation Capital Total reserves reserves earnings shares) adjustment (Note 5d) Balance at 01/01/2018 97, 148,000 1, 733,611 34, 494,495 (2,227,851) - (2,742,767) 128, 405,488 Purchase of treasury shares - - - - - (510,308) (510,308) Cancellation of shares – Meeting of the Board of Directors at December 15, 2017 - - (534,421) - - 534, 421 - Result of delivery of treasure shares - 373, 291 - - - 740, 922 1, 114,213 Recognition of stock-based payment plans - (520,538) - - - - (520,538) Payment of interest on capital on 03/07/2018 – declared after 12/31/2017 - R$ 2.1126 per share - - (13,672,862) - - - (13,672,862) Unclaimed dividends - - - - 2, 175 - 2, 175 Asset valuation adjustments: Change in adjustment to market value - - - (1,354,078) - - (1,354,078) Remeasurements in liabilities of post-employment benefits - - - (3,301) - - (3,301) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - 51, 752 - - 51,752 Net income - - - - 11, 538,459 - 11,538,459 Appropriations: Legal reserve - - 576, 924 - (576,924) - - Statutory reserves - - 5, 528,999 - (5,528,999) - - Dividends and interest on capital - - 2, 950,993 - (5,434,711) - (2,483,718) Balance at 06/30/2018 97,148,000 1, 586,364 29, 344,128 (3,533,478) - (1,977,732) 122, 567,282 Changes in the period - (147,247) (5,150,367) (1,305,627) - 765, 035 (5,838,206) 97,148,000 1, 923,056 37, 121,745 (2,518,510) - (1,819,690) 131, 854,601 Balance at 01/01/2019 Result of delivery of treasure shares - 349, 069 - - - 494, 721 843, 790 Recognition of stock-based payment plans - (558,686) - - - - (558,686) Payment of interest on capital on 03/07/2019 – declared after 12/31/2018 - R$ 1.8001 per share - - (17,500,313) - - - (17,500,313) Unclaimed dividends - - - - 29, 848 - 29, 848 Asset valuation adjustments: Change in adjustment to market value - - - 1, 186,637 - - 1, 186,637 Remeasurements in liabilities of post-employment benefits - - - (63,693) - - (63,693) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - (219,537) - - (219,537) Net income - - - - 13, 421,798 - 13, 421,798 Appropriations: Legal reserve - - 671, 090 - (671,090) - - Statutory reserves - - 4, 237,765 - (4,237,765) - - Dividends - - 5, 335,405 - (8,542,791) - (3,207,386) Balance at 06/30/2019 97,148,000 1, 713,439 29, 865,692 (1,615,103) - (1,324,969) 125, 787,059 Changes in the period - (209,617) (7,256,053) 903, 407 - 494, 721 (6,067,542) The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 3.4 ITAÚ UNIBANCO HOLDING S.A. Prudential Statement of Changes in Stockholders’ Equity (Note 12) (In thousands of Reais) Asset Capital Revenue Retained (Treasury valuation Capital Total reserves reserves earnings shares) adjustment (Note 5d) Balance at 01/01/2018 97, 148,000 1, 733,611 34, 494,495 (2,227,851) - (2,742,767) 128, 405,488 Purchase of treasury shares - - - - - (510,308) (510,308) Cancellation of shares – Meeting of the Board of Directors at December 15, 2017 - - (534,421) - - 534, 421 - Result of delivery of treasure shares - 373, 291 - - - 740, 922 1, 114,213 Recognition of stock-based payment plans - (520,538) - - - - (520,538) Payment of interest on capital on 03/07/2018 – declared after 12/31/2017 - R$ 2.1126 per share - - (13,672,862) - - - (13,672,862) Unclaimed dividends - - - - 2, 175 - 2, 175 Asset valuation adjustments: Change in adjustment to market value - - - (1,354,078) - - (1,354,078) Remeasurements in liabilities of post-employment benefits - - - (3,301) - - (3,301) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - 51, 752 - - 51,752 Net income - - - - 11, 538,459 - 11,538,459 Appropriations: Legal reserve - - 576, 924 - (576,924) - - Statutory reserves - - 5, 528,999 - (5,528,999) - - Dividends and interest on capital - - 2, 950,993 - (5,434,711) - (2,483,718) Balance at 06/30/2018 97,148,000 1, 586,364 29, 344,128 (3,533,478) - (1,977,732) 122, 567,282 Changes in the period - (147,247) (5,150,367) (1,305,627) - 765, 035 (5,838,206) 97,148,000 1, 923,056 37, 121,745 (2,518,510) - (1,819,690) 131, 854,601 Balance at 01/01/2019 Result of delivery of treasure shares - 349, 069 - - - 494, 721 843, 790 Recognition of stock-based payment plans - (558,686) - - - - (558,686) Payment of interest on capital on 03/07/2019 – declared after 12/31/2018 - R$ 1.8001 per share - - (17,500,313) - - - (17,500,313) Unclaimed dividends - - - - 29, 848 - 29, 848 Asset valuation adjustments: Change in adjustment to market value - - - 1, 186,637 - - 1, 186,637 Remeasurements in liabilities of post-employment benefits - - - (63,693) - - (63,693) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - (219,537) - - (219,537) Net income - - - - 13, 421,798 - 13, 421,798 Appropriations: Legal reserve - - 671, 090 - (671,090) - - Statutory reserves - - 4, 237,765 - (4,237,765) - - Dividends - - 5, 335,405 - (8,542,791) - (3,207,386) Balance at 06/30/2019 97,148,000 1, 713,439 29, 865,692 (1,615,103) - (1,324,969) 125, 787,059 Changes in the period - (209,617) (7,256,053) 903, 407 - 494, 721 (6,067,542) The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 3.4

ITAÚ UNIBANCO HOLDING S.A.
Prudential Consolidated Statement of Cash Flows
(In thousands of Reais)

	Note	01/01 to 06/30/2019	01/01 to 06/30/2018
Adjusted net income		**24,162,484**	**2,307,714**
Net income		13,421,798	11,538,459
Adjustments to net income:		10,740,686	(9,230,745)
Share-based payment		(404,103)	(385,948)
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)		1,764,933	319,918
Effects of changes in exchange rates on cash and cash equivalents		1,207,598	(17,383,621)
Allowance for loan losses	6c	8,507,185	7,545,575
Interest and foreign exchange expense related to operations with subordinated debt		1,146,790	7,335,550
Depreciation and amortization		2,189,056	2,988,406
Interest expense from provision for contingent and legal liabilities	8b	455,514	484,761
Provision for contingent and legal liabilities	8b	951,310	1,080,377
Interest income from escrow deposits	8b	(236,611)	(75,033)
Deferred taxes (excluding hedge tax effects)		1,563,644	3,265,854
Equity in earnings of affiliates, jointly controlled entities and other investments		(1,614,239)	(4,301,387)
Income from foreign exchange income related to available-for-sale securities		(3,461,985)	(8,976,452)
Income from foreign exchange income related to held-to-maturity securities		(748,823)	(2,773,201)
Income from sale of available-for-sale financial assets		(639,075)	(320,615)
Income from sale of investments, assets held for sale and fixed assets		51,165	71,315
Non-controlling interests	12f	232,781	129,867
Other		(224,454)	1,763,889
Change in assets and liabilities		**(25,930,099)**	**(9,899,124)**
(Increase) decrease in assets		**(19,909,918)**	**(20,888,215)**
Interbank investments		(2,115,559)	(12,039,465)
Securities and derivative financial instruments (assets/liabilities)		12,570,324	7,380,511
Compulsory deposits with the Central Bank of Brazil		2,296,809	14,037,062
Interbank and interbranch accounts (assets/liabilities)		4,118,379	2,636,112
Loan, lease and other credit operations		(30,289,786)	(33,728,302)
Other receivables and other assets		(6,490,085)	825,867
(Decrease) increase in liabilities		**(6,020,181)**	**10,989,091**
Deposits		511,242	25,569,592
Deposits received under securities repurchase agreements		(26,681,523)	(9,492,313)
Funds for issuance of securities		13,770,264	7,427,407
Borrowing and onlending		4,841,019	(1,568,540)
Other liabilities		4,425,611	(9,900,543)
Deferred income		4,889	287,926
Payment of income tax and social contribution		(2,891,682)	(1,334,438)
Net cash provided by (used in) operating activities		**(1,767,615)**	**(7,591,410)**
Dividends / Interest on capital received from associates and jointly controlled entities		350,846	426,432
Funds received from sale of available-for-sale securities		10,628,940	7,996,772
Funds received from redemption of held-to-maturity securities		3,047,874	11,502,570
(Purchase)/Disposal of Assets held for sale		154,100	61,174
Disposal of investments		80,535	94,589
Sale of fixed assets		59,636	47,197
Termination of intangible asset agreements		55,071	1,413
(Purchase) of available-for-sale securities		(18,343,181)	(7,920,737)
(Purchase) of held-to-maturity securities		(73,280)	(533,446)
(Purchase) of investments		(1,708)	(3,018)
(Purchase) of fixed assets	11a I	(752,694)	(499,381)
(Purchase) of intangible assets	11a II	(1,194,992)	(639,538)
Net cash provided by (used in) invesment activities		**(5,988,853)**	**10,534,027**
Increase in subordinated debt		3,050,000	2,891,850
Decrease in subordinated debt		(1,541,626)	(8,997,945)
Change in non-controlling interests	12f	114,138	1,174,347
Granting of stock options		689,207	979,623
Purchase of treasury shares	12a	-	(510,308)
Dividends and interest on capital paid to Non-controlling interests		(194,896)	(79,756)
Dividends and interest on capital paid		(17,370,555)	(14,851,252)
Net cash provided by (used in) financing activities		**(15,253,732)**	**(19,393,441)**
Net increase (decrease) in cash and cash equivalents		**(23,010,200)**	**(16,450,824)**
Cash and cash equivalents at the beginning of the period		82,093,845	68,470,071
Effects of changes in exchange rates on cash and cash equivalents		(1,207,598)	17,383,621
Cash and cash equivalents at the end of the period	3a	57,876,047	69,402,868
Cash		33,164,760	25,237,355
Interbank deposits		7,260,438	3,207,000
Securities purchased under agreements to resell - Funded position		17,450,849	40,958,513

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 | 3.5

ITAÚ UNIBANCO HOLDING S.A. Notes to the Prudential Consolidated Financial Statements Exercise from January 1 to June 30, 2019 and 2018 (In thousands of Reais) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING is present in 22 countries and territories and offers a wide variety of financial products and services to individual and corporate customers, through its branches, subsidiaries and international affiliates. It operates in all modalities of banking activities, by means of its portfolios: commercial; investment; mortgage loans; loans, financing and investment; lease and foreign exchange transactions. ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING common shares. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.1 ITAÚ UNIBANCO HOLDING S.A. Notes to the Prudential Consolidated Financial Statements Exercise from January 1 to June 30, 2019 and 2018 (In thousands of Reais) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING is present in 22 countries and territories and offers a wide variety of financial products and services to individual and corporate customers, through its branches, subsidiaries and international affiliates. It operates in all modalities of banking activities, by means of its portfolios: commercial; investment; mortgage loans; loans, financing and investment; lease and foreign exchange transactions. ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING common shares. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.1

Note 2 – Presentation of the Consolidated Financial Statements a) Presentation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL have been prepared in accordance with CMN Resolution No. 4,280 of October 31, 2013 and BACEN Circular No. 3,701 of March 13, 2014, and they fit for the specific purposes of this resolution. The definitions and criteria for the valuation and recognition of assets, liabilities, income and expenses set forth in the regulation embodied in the Accounting Plan for National Financial System Institutions (COSIF) were applied. For entities not subject to the rules of COSIF, necessary adjustments were made to ensure that the valuation and recognition of assets, liabilities, income and expenses could properly reflected the required regulation. Information in the financial statements and respective notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 3c) are presented in the Prudential Consolidated Balance Sheet under Current Assets regardless of their maturity dates. Lease Operations are presented, at present value, in the Prudential Consolidated Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan Operations. The foreign exchange result is represented by variation and difference in rates on the balance sheet accounts denominated in foreign currencies. ITAU UNIBANCO HOLDING PRUDENTIAL prepares its Consolidated Financial Statements, which are available on its Investor Relations website (www.itau.com.br/investor-relations). b) Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL include the consolidation of entities located either in Brazil or abroad, over which it has direct or indirect control, except st for the insurance group which is not governed by item 6, article 1 of Brazilian Securities Exchange Commission (CVM), Resolution No. 4,280, of October 31, 2013. Balances of result and balance sheet accounts, and consolidated intercompany transactions have been eliminated. Controlled entities are all entities to which ITAÚ UNIBANCO HOLDING PRUDENTIAL is exposed, or is entitled to variable returns of involvement with the entity and that can affect these returns through its power on the entity. Control assessment is conducted on a continuous basis. Controlled entities are consolidated from the date control is established to the date on which control ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.2 Note 2 – Presentation of the Consolidated Financial Statements a) Presentation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL have been prepared in accordance with CMN Resolution No. 4,280 of October 31, 2013 and BACEN Circular No. 3,701 of March 13, 2014, and they fit for the specific purposes of this resolution. The definitions and criteria for the valuation and recognition of assets, liabilities, income and expenses set forth in the regulation embodied in the Accounting Plan for National Financial System Institutions (COSIF) were applied. For entities not subject to the rules of COSIF, necessary adjustments were made to ensure that the valuation and recognition of assets, liabilities, income and expenses could properly reflected the required regulation. Information in the financial statements and respective notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 3c) are presented in the Prudential Consolidated Balance Sheet under Current Assets regardless of their maturity dates. Lease Operations are presented, at present value, in the Prudential Consolidated Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan Operations. The foreign exchange result is represented by variation and difference in rates on the balance sheet accounts denominated in foreign currencies. ITAU UNIBANCO HOLDING PRUDENTIAL prepares its Consolidated Financial Statements, which are available on its Investor Relations website (www.itau.com.br/investor-relations). b) Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL include the consolidation of entities located either in Brazil or abroad, over which it has direct or indirect control, except st for the insurance group which is not governed by item 6, article 1 of Brazilian Securities Exchange Commission (CVM), Resolution No. 4,280, of October 31, 2013. Balances of result and balance sheet accounts, and consolidated intercompany transactions have been eliminated. Controlled entities are all entities to which ITAÚ UNIBANCO HOLDING PRUDENTIAL is exposed, or is entitled to variable returns of involvement with the entity and that can affect these returns through its power on the entity. Control assessment is conducted on a continuous basis. Controlled entities are consolidated from the date control is established to the date on which control ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.2

The Consolidated Financial Statements comprise ITAÚ UNIBANCO HOLDING PRUDENTIAL its direct and indirect subsidiaries. We present below the main subsidiaries which together represent over 95% of total consolidated assets:

		Functional currency [1]	Country of Incorporation	Activity	Interest % in voting capital at		Interest % in total capital at	
					06/30/2019	06/30/2018	06/30/2019	06/30/2018
Domestic								
Banco Itaú BBA S.A.		Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.		Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.		Real	Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento		Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.		Real	Brazil	Acquier	100.00%	100.00%	100.00%	100.00%
Foreign								
Itaú Corpbanca Colombia S.A.	(Note 2c)	Colombian Peso	Colombia	Financial Institution	25.28%	23.90%	25.28%	23.90%
Banco Itaú (Suisse) SA		Swiss Franc	Switzerland	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.		Argentine Peso	Argentina	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan Peso	Uruguay	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA Colombia S.A. Corporación Financiera		Colombian Peso	Colombia	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		Dollar	United Kingdom	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca [2]	(Note 2c)	Chilean Peso	Chile	Financial Institution	38.14%	36.06%	38.14%	36.06%

(1) All foreign branches and subsidiaries of ITAÚ UNIBANCO HOLDING PRUDENTIAL have functional currency equal to that of the controlling entity, except for CorpBanca New York Branch, which functional currency is the dollar.

(2) ITAÚ UNIBANCO HOLDING PRUDENTIAL controls ITAÚ CORPBANCA due to the shareholders' agreement.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 | 4.3

c) Business development Itaú CorpBanca st The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING CONSOLIDATED. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 million then holding 38.14%. Acquisition of minority interest in XP Investimentos S.A. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 milions and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700 milions, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 milions (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of result (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.4 c) Business development Itaú CorpBanca st The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING CONSOLIDATED. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 million then holding 38.14%. Acquisition of minority interest in XP Investimentos S.A. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 milions and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700 milions, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 milions (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of result (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.4

Note 3 – Summary of the main accounting practices a) Cash and cash equivalents - is defined as cash and current accounts in banks, considered in the Consolidated Statement of Income in the heading Cash and cash equivalents, Interbank Deposits and Money market that have original maturities of up to 90 days or less. b) Interbank investments, Remunerated restricted credits – Brazilian Central Bank, Remunerated deposits, Deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, Borrowing and onlending, Subordinated debt and Other receivables and payables – Operations with fixed remuneration and charges are accounted for at present value. Operations with post-fixed or floating remuneration and charges are accounted for at the adjusted principal amount. Operations subject to foreign exchange variation are accounted for at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, when relevant, calculated pro rate die. c) Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories: • Trading securities – securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period; • Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded, adjusted to their market value with a counter-entry to an account disclosed in stockholders’ equity; • Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value. Gains and losses on available-for-sale securities, when realized, are recognized at the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account. Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses. d) Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the Statement of Income. The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature: • Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the Statement of Income. • Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the Statement of Income. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.5 Note 3 – Summary of the main accounting practices a) Cash and cash equivalents - is defined as cash and current accounts in banks, considered in the Consolidated Statement of Income in the heading Cash and cash equivalents, Interbank Deposits and Money market that have original maturities of up to 90 days or less. b) Interbank investments, Remunerated restricted credits – Brazilian Central Bank, Remunerated deposits, Deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, Borrowing and onlending, Subordinated debt and Other receivables and payables – Operations with fixed remuneration and charges are accounted for at present value. Operations with post-fixed or floating remuneration and charges are accounted for at the adjusted principal amount. Operations subject to foreign exchange variation are accounted for at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, when relevant, calculated pro rate die. c) Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories: • Trading securities – securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period; • Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded, adjusted to their market value with a counter-entry to an account disclosed in stockholders’ equity; • Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value. Gains and losses on available-for-sale securities, when realized, are recognized at the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account. Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses. d) Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the Statement of Income. The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature: • Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the Statement of Income. • Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the Statement of Income. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.5

• Net Investment Hedge of Foreign Operations - accounted for similarly to cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. e) Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated pro rata die based on the variation of the contracted index and interest rate, and are recorded on basis until the 60th day overdue in financial companies, according to the estimates of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. Funds corresponding to these amounts to be paid to the accrediting organization are in liabilities, in the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which are: • Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default; • Taking into account default exclusively, the write-off as losses occur after 360 days of credits have matured or after 540 days for operations that mature after a period of 36 months. The criterion adopted for recognition of a provision for Financial Guarantees pledged was based on the Expected Loss model. g) Other assets - They are comprised of Assets Held for Sale, relating to real estate vehicles and other assets available for sale (own and not in use, received as payment in kind or resulting from enforcement of guarantees). These assets are adjusted to market value by setting up a provision in accordance with standards in force and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods. h) Investments - Include goodwill identified in the acquisition of affiliates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. • Affiliates: are those companies in which ITAÚ UNIBANCO HOLDING PRUDENTIAL has significant influence, but it does not hold control over them. • Joint Ventures: ITAÚ UNIBANCO HOLDING PRUDENTIAL defines joint venture when it is entitled to rights and obligations for related liabilities. i) Fixed assets - Are account for at their acquisition cost less accumulated depreciation and adjusted for impairment, as applicable. Depreciation is calculated under the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 11a I. Residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING PRUDENTIAL reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For assessment purposes, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). Assessment may be made at an individual asset level when the fair value less its cost to sell may be reliably determined. j) Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semiannually for impairment. k) Intangible assets – It is composed of: (i) Goodwill amount paid upon acquisition of the company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of- use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and and (iii) Software amortized over five years and customer portfolios amortized within ten years. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.6 • Net Investment Hedge of Foreign Operations - accounted for similarly to cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. e) Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated pro rata die based on the variation of the contracted index and interest rate, and are recorded on basis until the 60th day overdue in financial companies, according to the estimates of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. Funds corresponding to these amounts to be paid to the accrediting organization are in liabilities, in the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which are: • Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default; • Taking into account default exclusively, the write-off as losses occur after 360 days of credits have matured or after 540 days for operations that mature after a period of 36 months. The criterion adopted for recognition of a provision for Financial Guarantees pledged was based on the Expected Loss model. g) Other assets - They are comprised of Assets Held for Sale, relating to real estate vehicles and other assets available for sale (own and not in use, received as payment in kind or resulting from enforcement of guarantees). These assets are adjusted to market value by setting up a provision in accordance with standards in force and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods. h) Investments - Include goodwill identified in the acquisition of affiliates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. • Affiliates: are those companies in which ITAÚ UNIBANCO HOLDING PRUDENTIAL has significant influence, but it does not hold control over them. • Joint Ventures: ITAÚ UNIBANCO HOLDING PRUDENTIAL defines joint venture when it is entitled to rights and obligations for related liabilities. i) Fixed assets - Are account for at their acquisition cost less accumulated depreciation and adjusted for impairment, as applicable. Depreciation is calculated under the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 11a I. Residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING PRUDENTIAL reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For assessment purposes, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). Assessment may be made at an individual asset level when the fair value less its cost to sell may be reliably determined. j) Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semiannually for impairment. k) Intangible assets – It is composed of: (i) Goodwill amount paid upon acquisition of the company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of- use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and and (iii) Software amortized over five years and customer portfolios amortized within ten years. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.6

Intangible assets with definite useful lives are amortized under the straight-line method at their estimated useful lives and those with indefinite useful lives are tested on a half-yearly basis to identify possible impairment losses. l) Capital Transactions with Non-Controlling Stockholders - Changes in the interest in a subsidiary not giving rise to loss of control are accounted for as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recognized in Consolidated Stockholders’ Equity. m) Contingent Assets and Liabilities and Legal Liabilities, Tax and Social Security - are potential rights and obligations arising from past events for which materialization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 8. These contingencies are evaluated based on Management’s best estimates, and are classified as: • Probable: in which liabilities are recognized in the consolidated balance sheet under Other Liabilities; • Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; • Remote: which require neither a provision nor disclosure. Contingent assets are not recognized in the Consolidated Statement of Income, except when Management of ITAÚ UNIBANCO HOLDING PRUDENTIAL understands that its realization is practically certain and, in general corresponds to lawsuits with favorable sentences in final and unappealable judgments and by the withdrawal of lawsuits as a result of a settlement payment that has been received as a result of an agreement to offset against an existing liability. The amount of escrow deposits is updated in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results. Legal Liabilities, Tax and Social Security Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized in the full amount under discussion. n) Provision for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. o) Income tax and social contribution – There are two components of the provision for income tax and social contribution: current and deferred. Current income tax expense approximates taxes to be paid or recovered for the applicable period. Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.7 Intangible assets with definite useful lives are amortized under the straight-line method at their estimated useful lives and those with indefinite useful lives are tested on a half-yearly basis to identify possible impairment losses. l) Capital Transactions with Non-Controlling Stockholders - Changes in the interest in a subsidiary not giving rise to loss of control are accounted for as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recognized in Consolidated Stockholders’ Equity. m) Contingent Assets and Liabilities and Legal Liabilities, Tax and Social Security - are potential rights and obligations arising from past events for which materialization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 8. These contingencies are evaluated based on Management’s best estimates, and are classified as: • Probable: in which liabilities are recognized in the consolidated balance sheet under Other Liabilities; • Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; • Remote: which require neither a provision nor disclosure. Contingent assets are not recognized in the Consolidated Statement of Income, except when Management of ITAÚ UNIBANCO HOLDING PRUDENTIAL understands that its realization is practically certain and, in general corresponds to lawsuits with favorable sentences in final and unappealable judgments and by the withdrawal of lawsuits as a result of a settlement payment that has been received as a result of an agreement to offset against an existing liability. The amount of escrow deposits is updated in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results. Legal Liabilities, Tax and Social Security Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized in the full amount under discussion. n) Provision for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. o) Income tax and social contribution – There are two components of the provision for income tax and social contribution: current and deferred. Current income tax expense approximates taxes to be paid or recovered for the applicable period. Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.7

The Income Tax and Social Contribution expense is recognized in the Consolidated Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as: tax on market value measurement of available-for-sale financial assets, post- employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income together with the recognition of the gain/loss originally deferred. Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under General and administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 10. p) Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process. q) Post-employments benefits Pension plans - defined benefit plans The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING PRUDENTIAL, through pension plan funds, are recognized as an expenses when due. Other post-employment benefit obligations These obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service and gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in Equity asset valuation adjustment in the period in which they occur. r) Foreign currency translation I - Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING PRUDENTIAL defined the functional currency as the currency of the primary economic environment in which the entity operates. II - Foreign Currency Transactions Foreign currency transactions are translated using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges, which are recognized in Stockholders' Equity. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.8 The Income Tax and Social Contribution expense is recognized in the Consolidated Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as: tax on market value measurement of available-for-sale financial assets, post- employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income together with the recognition of the gain/loss originally deferred. Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under General and administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 10. p) Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process. q) Post-employments benefits Pension plans - defined benefit plans The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING PRUDENTIAL, through pension plan funds, are recognized as an expenses when due. Other post-employment benefit obligations These obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service and gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in Equity asset valuation adjustment in the period in which they occur. r) Foreign currency translation I - Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING PRUDENTIAL defined the functional currency as the currency of the primary economic environment in which the entity operates. II - Foreign Currency Transactions Foreign currency transactions are translated using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges, which are recognized in Stockholders' Equity. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.8

Note 4 - Interbank investments 06/30/2019 06/30/2018 0 - 30 31 - 180 181 - 365 Over 365 Total % Total % Money market 40,784,697 209, 971,138 - 317,995 251,073,830 89.3 247, 832,318 91.3 (1) 3,055,824 21,411,824 - 317,995 Funded position 24, 785,643 8.8 46, 683,657 17.2 Financed position 37,574,495 163,608,785 - - 201,183,280 71.6 157,985,343 58.2 With free movement 1,694,526 7,409,859 - - 9,104,385 3.2 58, 195,005 21.4 Without free movement 35,879,969 156, 198,926 - - 192,078,895 68.3 99, 790,338 36.8 Short position 154,378 24,950,529 - - 25,104,907 8.9 43, 163,318 15.9 Interbank deposits 21,544,579 4,848,999 2, 016,656 1,675,129 30,085,363 10.7 23, 728,707 8.7 (2) Total 62,329,276 214,820,137 2,016,656 1,993,124 281, 159,193 100.0 271,561,025 100.0 % per maturity term 22.2 76.4 0.7 0.7 100.0 Total at 06/30/2018 152,367,417 89,322,259 28, 613,998 1,257,351 271, 561,025 % per maturity term 56.1 32.9 10.5 0.5 100.0 (1) Includes R$ 6,543,623 (R$ 3,684,112 at 06/30/2018) related to money market with free movement, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank of Brazil (BACEN); (2) Includes a securities valuation allowance in the amount of R$ (3,576) (R$ (8,620) at 06/30/2018). Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.9 Note 4 - Interbank investments 06/30/2019 06/30/2018 0 - 30 31 - 180 181 - 365 Over 365 Total % Total % Money market 40,784,697 209, 971,138 - 317,995 251,073,830 89.3 247, 832,318 91.3 (1) 3,055,824 21,411,824 - 317,995 Funded position 24, 785,643 8.8 46, 683,657 17.2 Financed position 37,574,495 163,608,785 - - 201,183,280 71.6 157,985,343 58.2 With free movement 1,694,526 7,409,859 - - 9,104,385 3.2 58, 195,005 21.4 Without free movement 35,879,969 156, 198,926 - - 192,078,895 68.3 99, 790,338 36.8 Short position 154,378 24,950,529 - - 25,104,907 8.9 43, 163,318 15.9 Interbank deposits 21,544,579 4,848,999 2, 016,656 1,675,129 30,085,363 10.7 23, 728,707 8.7 (2) Total 62,329,276 214,820,137 2,016,656 1,993,124 281, 159,193 100.0 271,561,025 100.0 % per maturity term 22.2 76.4 0.7 0.7 100.0 Total at 06/30/2018 152,367,417 89,322,259 28, 613,998 1,257,351 271, 561,025 % per maturity term 56.1 32.9 10.5 0.5 100.0 (1) Includes R$ 6,543,623 (R$ 3,684,112 at 06/30/2018) related to money market with free movement, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank of Brazil (BACEN); (2) Includes a securities valuation allowance in the amount of R$ (3,576) (R$ (8,620) at 06/30/2018). Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.9

Note 5 – Securities and derivative financial instruments (assets and liabilities) See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values. a) Summary per maturity 06/30/2019 06/30/2018 Adjustment to market value reflected in: Cost Market value % 0 - 30 31 - 90 91 - 180 181 - 365 366 - 720 Over 720 days Market value Stockholders’ Results equity Government securities - domestic 128,328,131 1,806,626 1,810,906 131,945,663 51.0 1,196,335 148,246 3, 003,144 5,139,788 24, 965,385 97,492,765 142,947,616 25,084,479 (207) (33) 25,084,239 9.6 - - - 1,013,621 5,846,462 18,224,156 33,496,071 Financial treasury bills National treasury bills 23,195,038 394,173 174,370 23,763,581 9.2 1,149,305 - 374,454 1, 981,096 6,706,805 13,551,921 25,413,228 National treasury notes 45,818,193 1,189,943 1,047,268 48,055,404 18.6 7,098 148,154 35,913 181,678 6,673,807 41,008,754 49,105,996 National treasury/securitization 164,631 (227) 35,802 200,206 0.1 54 92 20 15 68 199,957 204,287 Brazilian external debt bonds 34,065,790 222,944 553,499 34,842,233 13.5 39,878 - 2, 592,757 1,963,378 5,738,243 24,507,977 34,728,034 Government securities - abroad 34,016,955 18,370 (216,403) 33,818,922 13. 0 2,776,320 4,765,005 3, 254,553 6, 795,667 9,277,694 6,949,683 30,309,451 Germany 21,985 - 38 22,023 0.0 - - - - 22,023 - - Argentina 1,553,819 9,538 - 1,563,357 0.6 1,285,281 64,570 100,737 46,129 62,849 3,791 490,997 Chile 11,036,228 2,227 61,167 11,099,622 4.2 134,002 6,749 - 3,368,730 3,280,208 4,309,933 9,571,986 Colombia 4,051,372 5,820 40,446 4,097,638 1.6 40,398 627,253 195,746 436,689 875,279 1,922,273 7,864,272 Korea 3,431,865 - - 3,431,865 1.3 - - - 766,725 2,665,140 - 1,442,735 Denmark - - - - 0.0 - - - - - - 492,413 Spain 3,104,843 - - 3,104,843 1.2 355,657 321,915 340,798 212,199 1,874,274 - 3,081,581 United States 2,064,337 (79) (5,409) 2,058,849 0.8 114,663 889,028 599,064 - - 456,094 2,124,768 France 327,359 - (74) 327,285 0.1 - 327,285 - - - - - Italy 111,272 - 168 111,440 0.0 - 111,440 - - - - - Mexico 6,002,691 395 (167,268) 5,835,818 2.3 370,287 2, 324,968 1,760,437 1, 369,678 280 10,168 2,734,858 Panama 19,802 - 104 19,906 0.0 - - - 19,906 - - - Paraguay 1,577,904 76 (142,864) 1,435,116 0.6 457,244 73,990 201,721 289,627 288,139 124,395 1,582,215 Peru - - - - 0.0 - - - - - - 12,084 Uruguay 705,320 184 (2,700) 702,804 0.3 18,788 17,807 56,050 285,951 209,502 114,706 911,279 Other 8,158 209 (11) 8,356 0.0 - - - 33 - 8,323 263 Corporate securities 60,663,678 (19,573) 829,510 61,473,615 24. 0 7,560,080 945,600 1, 812,570 7, 947,141 3,551,510 39,656,714 55,045,187 Shares 5,125,667 (64,300) 96,990 5,158,357 2.0 5,158,357 - - - - - 3,676,001 Rural product note 4,254,677 - 62,204 4,316,881 1.7 75,046 118,993 279,807 517,543 451,246 2,874,246 3,888,999 Bank deposit certificates 480,072 (42) (34) 479,996 0.2 180,824 297,691 924 557 - - 308,727 Securitized real estate loans 8,992,019 (1,676) 46,370 9,036,713 3.5 - - - 11,718 53,450 8,971,545 13,348,240 Fund quotas 1,418,508 18,017 - 1,436,525 0.6 1,436,525 - - - - - 1,799,256 Credit rights 223,909 - - 223,909 0.1 223,909 - - - - - 273,474 Fixed income 656,484 283 - 656,767 0.3 656,767 - - - - - 804,033 Variable income 538,115 17,734 - 555,849 0.2 555,849 - - - - - 721,749 32,564,708 25,351 544,413 33,134,472 12.8 18,455 128,797 488,299 5,832,913 1,907,239 24,758,769 21,895,576 Debentures Eurobonds and others 3,982,945 2,530 40,846 4,026,321 1.6 322,914 208,026 218,541 937,639 762,834 1,576,367 6,638,932 Financial bills 140,937 (275) (4) 140,658 0.1 35,990 3,946 23,301 23,264 54,157 - 671,216 Promissory notes 2,266,881 - 20,771 2,287,652 0.9 - 10,481 542,089 621,251 314,626 799,205 1,048,596 1,437,264 822 17,954 1,456,040 0.6 331,969 177,666 259,609 2,256 7,958 676,582 1,769,644 Other Subtotal - securities 223,008,764 1,805,423 2,424,013 227,238,200 88.0 11, 532,735 5,858,851 8,070,267 19,882,596 37, 794,589 144,099,162 228,302,254 Trading securities 83,355,003 1,805,423 - 85,160,426 33.0 8,092,720 347,720 1, 444,665 4, 940,161 14,219,475 56,115,685 97,667,572 Available-for-sale securities 106,052,171 - 2,424,013 108,476,184 42.0 3,070,316 5, 333,465 5,250,389 14, 763,435 15, 423,809 64,634,770 94,476,650 (*) 33,601,590 - - 33,601,590 13.0 369,699 177,666 1,375,213 179,000 8,151,305 23,348,707 36,158,032 Held-to-maturity securities Derivative financial instruments 14,215,602 16,839,593 - 31,055,195 12.0 4,654,118 1, 973,467 1,269,908 4, 146,554 4,752,849 14,258,299 27,706,288 Total securities and derivative financial instruments (assets) 237,224,366 18,645,016 2,424,013 258,293,395 100. 0 16, 186,853 7,832,318 9,340,175 24, 029,150 42,547,438 158, 357,461 256,008,542 Derivative financial instruments (liabilities) (16,390,255) (19,253,947) - (35,644,202) 100.0 (3,734,010) (1,525,727) (1,749,921) (5,333,922) (8,381,725) (14,918,897) (31,654,619) (*) Unrecorded adjustment to market value in the amount of R$ 1,705,812 ((R$ 117,241) at 06/30/2018) according to Note 5e. During the period ended June 30, 2019, ITAÚ UNIBANCO HOLDING PRUDENTIAL recognized R$ (394,966) R$ (796,356) at 06/30/2018) of impairment losses, of which R$ (394,966) (R$ (676,803) at 06/30/2018) of available-for-sale financial assets (R$ (119,553) at 06/30/2018) of held-to-maturity assets. The Securities and Derivative Financial Instruments totaled R$ 408,559 ( R$ (56,160) at 06/30/2018). Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.10 Note 5 – Securities and derivative financial instruments (assets and liabilities) See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values. a) Summary per maturity 06/30/2019 06/30/2018 Adjustment to market value reflected in: Cost Market value % 0 - 30 31 - 90 91 - 180 181 - 365 366 - 720 Over 720 days Market value Stockholders’ Results equity Government securities - domestic 128,328,131 1,806,626 1,810,906 131,945,663 51.0 1,196,335 148,246 3, 003,144 5,139,788 24, 965,385 97,492,765 142,947,616 25,084,479 (207) (33) 25,084,239 9.6 - - - 1,013,621 5,846,462 18,224,156 33,496,071 Financial treasury bills National treasury bills 23,195,038 394,173 174,370 23,763,581 9.2 1,149,305 - 374,454 1, 981,096 6,706,805 13,551,921 25,413,228 National treasury notes 45,818,193 1,189,943 1,047,268 48,055,404 18.6 7,098 148,154 35,913 181,678 6,673,807 41,008,754 49,105,996 National treasury/securitization 164,631 (227) 35,802 200,206 0.1 54 92 20 15 68 199,957 204,287 Brazilian external debt bonds 34,065,790 222,944 553,499 34,842,233 13.5 39,878 - 2, 592,757 1,963,378 5,738,243 24,507,977 34,728,034 Government securities - abroad 34,016,955 18,370 (216,403) 33,818,922 13. 0 2,776,320 4,765,005 3, 254,553 6, 795,667 9,277,694 6,949,683 30,309,451 Germany 21,985 - 38 22,023 0.0 - - - - 22,023 - - Argentina 1,553,819 9,538 - 1,563,357 0.6 1,285,281 64,570 100,737 46,129 62,849 3,791 490,997 Chile 11,036,228 2,227 61,167 11,099,622 4.2 134,002 6,749 - 3,368,730 3,280,208 4,309,933 9,571,986 Colombia 4,051,372 5,820 40,446 4,097,638 1.6 40,398 627,253 195,746 436,689 875,279 1,922,273 7,864,272 Korea 3,431,865 - - 3,431,865 1.3 - - - 766,725 2,665,140 - 1,442,735 Denmark - - - - 0.0 - - - - - - 492,413 Spain 3,104,843 - - 3,104,843 1.2 355,657 321,915 340,798 212,199 1,874,274 - 3,081,581 United States 2,064,337 (79) (5,409) 2,058,849 0.8 114,663 889,028 599,064 - - 456,094 2,124,768 France 327,359 - (74) 327,285 0.1 - 327,285 - - - - - Italy 111,272 - 168 111,440 0.0 - 111,440 - - - - - Mexico 6,002,691 395 (167,268) 5,835,818 2.3 370,287 2, 324,968 1,760,437 1, 369,678 280 10,168 2,734,858 Panama 19,802 - 104 19,906 0.0 - - - 19,906 - - - Paraguay 1,577,904 76 (142,864) 1,435,116 0.6 457,244 73,990 201,721 289,627 288,139 124,395 1,582,215 Peru - - - - 0.0 - - - - - - 12,084 Uruguay 705,320 184 (2,700) 702,804 0.3 18,788 17,807 56,050 285,951 209,502 114,706 911,279 Other 8,158 209 (11) 8,356 0.0 - - - 33 - 8,323 263 Corporate securities 60,663,678 (19,573) 829,510 61,473,615 24. 0 7,560,080 945,600 1, 812,570 7, 947,141 3,551,510 39,656,714 55,045,187 Shares 5,125,667 (64,300) 96,990 5,158,357 2.0 5,158,357 - - - - - 3,676,001 Rural product note 4,254,677 - 62,204 4,316,881 1.7 75,046 118,993 279,807 517,543 451,246 2,874,246 3,888,999 Bank deposit certificates 480,072 (42) (34) 479,996 0.2 180,824 297,691 924 557 - - 308,727 Securitized real estate loans 8,992,019 (1,676) 46,370 9,036,713 3.5 - - - 11,718 53,450 8,971,545 13,348,240 Fund quotas 1,418,508 18,017 - 1,436,525 0.6 1,436,525 - - - - - 1,799,256 Credit rights 223,909 - - 223,909 0.1 223,909 - - - - - 273,474 Fixed income 656,484 283 - 656,767 0.3 656,767 - - - - - 804,033 Variable income 538,115 17,734 - 555,849 0.2 555,849 - - - - - 721,749 32,564,708 25,351 544,413 33,134,472 12.8 18,455 128,797 488,299 5,832,913 1,907,239 24,758,769 21,895,576 Debentures Eurobonds and others 3,982,945 2,530 40,846 4,026,321 1.6 322,914 208,026 218,541 937,639 762,834 1,576,367 6,638,932 Financial bills 140,937 (275) (4) 140,658 0.1 35,990 3,946 23,301 23,264 54,157 - 671,216 Promissory notes 2,266,881 - 20,771 2,287,652 0.9 - 10,481 542,089 621,251 314,626 799,205 1,048,596 1,437,264 822 17,954 1,456,040 0.6 331,969 177,666 259,609 2,256 7,958 676,582 1,769,644 Other Subtotal - securities 223,008,764 1,805,423 2,424,013 227,238,200 88.0 11, 532,735 5,858,851 8,070,267 19,882,596 37, 794,589 144,099,162 228,302,254 Trading securities 83,355,003 1,805,423 - 85,160,426 33.0 8,092,720 347,720 1, 444,665 4, 940,161 14,219,475 56,115,685 97,667,572 Available-for-sale securities 106,052,171 - 2,424,013 108,476,184 42.0 3,070,316 5, 333,465 5,250,389 14, 763,435 15, 423,809 64,634,770 94,476,650 (*) 33,601,590 - - 33,601,590 13.0 369,699 177,666 1,375,213 179,000 8,151,305 23,348,707 36,158,032 Held-to-maturity securities Derivative financial instruments 14,215,602 16,839,593 - 31,055,195 12.0 4,654,118 1, 973,467 1,269,908 4, 146,554 4,752,849 14,258,299 27,706,288 Total securities and derivative financial instruments (assets) 237,224,366 18,645,016 2,424,013 258,293,395 100. 0 16, 186,853 7,832,318 9,340,175 24, 029,150 42,547,438 158, 357,461 256,008,542 Derivative financial instruments (liabilities) (16,390,255) (19,253,947) - (35,644,202) 100.0 (3,734,010) (1,525,727) (1,749,921) (5,333,922) (8,381,725) (14,918,897) (31,654,619) (*) Unrecorded adjustment to market value in the amount of R$ 1,705,812 ((R$ 117,241) at 06/30/2018) according to Note 5e. During the period ended June 30, 2019, ITAÚ UNIBANCO HOLDING PRUDENTIAL recognized R$ (394,966) R$ (796,356) at 06/30/2018) of impairment losses, of which R$ (394,966) (R$ (676,803) at 06/30/2018) of available-for-sale financial assets (R$ (119,553) at 06/30/2018) of held-to-maturity assets. The Securities and Derivative Financial Instruments totaled R$ 408,559 ( R$ (56,160) at 06/30/2018). Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.10

b) Summary by portfolio 06/30/2019 Restricted to Derivative Own portfolio financial Total Repurchase Pledged Free portfolio Central Bank instruments agreements guarantees (*) Government securities - domestic 78,103,209 34, 404,506 14, 216,131 1,595,474 3,626,343 - 131, 945,663 23,874,432 341, 529 1, 738 755, 499 111, 041 - 25,084,239 Financial treasury bills National treasury bills 15, 987,773 7, 752,192 - 23, 616 - - 23,763,581 National treasury notes 17, 850,125 26, 310,785 - 379, 192 3,515,302 - 48,055,404 200,206 - - - - - 200, 206 National treasury/securitization Brazilian external debt bonds 20,190,673 - 14,214,393 437,167 - - 34, 842,233 Government securities - abroad 27,021,836 782, 474 3,219,645 2,794,967 - - 33, 818,922 Germany 22, 023 - - - - - 22, 023 Argentina 1, 539,570 6, 360 - 17, 427 - - 1, 563,357 Chile 10, 667,308 402, 343 - 29, 971 - - 11, 099,622 Colombia 707,847 - 3, 219,645 170, 146 - - 4, 097,638 Korea 2,237,021 - - 1, 194,844 - - 3, 431,865 Spain 2,149,191 - - 955, 652 - - 3, 104,843 United States 1, 639,855 - - 418, 994 - - 2, 058,849 France 327,285 - - - - - 327, 285 Italy 111, 440 - - - - - 111, 440 Mexico 5, 835,818 - - - - - 5, 835,818 Panama 19,906 - - - - - 19,906 Paraguay 1, 055,969 373, 771 - 5, 376 - - 1, 435,116 Uruguay 700, 247 - - 2, 557 - - 702, 804 8,356 - - - - - 8, 356 Other Corporate securities 47,048,950 10, 006,122 562, 407 3, 856,136 - - 61,473,615 Shares 5,154,839 - - 3, 518 - - 5, 158,357 4,316,881 - - - - - 4, 316,881 Rural product note Bank deposit certificates 479, 439 - - 557 - - 479, 996 Securitized real estate loans 9, 036,713 - - - - - 9,036,713 1,369,594 - - 66, 931 - - 1, 436,525 Fund quotas Credit rights 223,909 - - - - - 223, 909 Fixed income 589,836 - - 66,931 - - 656, 767 555,849 - - - - - 555,849 Variable income Debentures 19,364,000 10,006,122 - 3, 764,350 - - 33,134,472 Eurobonds and other 3,443,134 - 562, 407 20,780 - - 4, 026,321 140, 658 - - - - - 140, 658 Financial bills Promissory notes 2,287,652 - - - - - 2, 287,652 Other 1, 456,040 - - - - - 1, 456,040 152,173,995 45,193,102 17,998,183 8,246,577 3,626,343 - 227,238,200 Subtotal - securities Trading securities 54, 664,674 23, 213,951 2, 342,890 1, 883,045 3, 055,866 - 85, 160,426 Available-for-sale securities 69,689,278 21,979,151 9,873,746 6, 363,532 570, 477 - 108,476,184 Held-to-maturity securities 27, 820,043 - 5, 781,547 - - - 33, 601,590 - - - - - 31, 055,195 31, 055,195 Derivative financial instruments Total securities and derivative financial instruments (assets) 152,173,995 45, 193,102 17,998,183 8, 246,577 3,626,343 31, 055,195 258, 293,395 Total securities and derivative financial instruments (assets) – 06/30/2018 120, 625,237 53, 760,815 31, 476,708 14, 231,095 8, 208,399 27, 706,288 256,008,542 (*) Represent securities deposited with Contingent Liabilities (Note 8e), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.11 b) Summary by portfolio 06/30/2019 Restricted to Derivative Own portfolio financial Total Repurchase Pledged Free portfolio Central Bank instruments agreements guarantees (*) Government securities - domestic 78,103,209 34, 404,506 14, 216,131 1,595,474 3,626,343 - 131, 945,663 23,874,432 341, 529 1, 738 755, 499 111, 041 - 25,084,239 Financial treasury bills National treasury bills 15, 987,773 7, 752,192 - 23, 616 - - 23,763,581 National treasury notes 17, 850,125 26, 310,785 - 379, 192 3,515,302 - 48,055,404 200,206 - - - - - 200, 206 National treasury/securitization Brazilian external debt bonds 20,190,673 - 14,214,393 437,167 - - 34, 842,233 Government securities - abroad 27,021,836 782, 474 3,219,645 2,794,967 - - 33, 818,922 Germany 22, 023 - - - - - 22, 023 Argentina 1, 539,570 6, 360 - 17, 427 - - 1, 563,357 Chile 10, 667,308 402, 343 - 29, 971 - - 11, 099,622 Colombia 707,847 - 3, 219,645 170, 146 - - 4, 097,638 Korea 2,237,021 - - 1, 194,844 - - 3, 431,865 Spain 2,149,191 - - 955, 652 - - 3, 104,843 United States 1, 639,855 - - 418, 994 - - 2, 058,849 France 327,285 - - - - - 327, 285 Italy 111, 440 - - - - - 111, 440 Mexico 5, 835,818 - - - - - 5, 835,818 Panama 19,906 - - - - - 19,906 Paraguay 1, 055,969 373, 771 - 5, 376 - - 1, 435,116 Uruguay 700, 247 - - 2, 557 - - 702, 804 8,356 - - - - - 8, 356 Other Corporate securities 47,048,950 10, 006,122 562, 407 3, 856,136 - - 61,473,615 Shares 5,154,839 - - 3, 518 - - 5, 158,357 4,316,881 - - - - - 4, 316,881 Rural product note Bank deposit certificates 479, 439 - - 557 - - 479, 996 Securitized real estate loans 9, 036,713 - - - - - 9,036,713 1,369,594 - - 66, 931 - - 1, 436,525 Fund quotas Credit rights 223,909 - - - - - 223, 909 Fixed income 589,836 - - 66,931 - - 656, 767 555,849 - - - - - 555,849 Variable income Debentures 19,364,000 10,006,122 - 3, 764,350 - - 33,134,472 Eurobonds and other 3,443,134 - 562, 407 20,780 - - 4, 026,321 140, 658 - - - - - 140, 658 Financial bills Promissory notes 2,287,652 - - - - - 2, 287,652 Other 1, 456,040 - - - - - 1, 456,040 152,173,995 45,193,102 17,998,183 8,246,577 3,626,343 - 227,238,200 Subtotal - securities Trading securities 54, 664,674 23, 213,951 2, 342,890 1, 883,045 3, 055,866 - 85, 160,426 Available-for-sale securities 69,689,278 21,979,151 9,873,746 6, 363,532 570, 477 - 108,476,184 Held-to-maturity securities 27, 820,043 - 5, 781,547 - - - 33, 601,590 - - - - - 31, 055,195 31, 055,195 Derivative financial instruments Total securities and derivative financial instruments (assets) 152,173,995 45, 193,102 17,998,183 8, 246,577 3,626,343 31, 055,195 258, 293,395 Total securities and derivative financial instruments (assets) – 06/30/2018 120, 625,237 53, 760,815 31, 476,708 14, 231,095 8, 208,399 27, 706,288 256,008,542 (*) Represent securities deposited with Contingent Liabilities (Note 8e), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.11

c) Trading securities See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term. 06/30/2019 06/30/2018 Adjustment to Market Over 720 Market Cost market value % 0 - 30 31 - 90 91 - 180 181 - 365 366 - 720 value days value (in results) Government securities - domestic 73,164,568 1,806,626 74,971,194 88.1 1, 156,457 148,246 1,099,880 4,026,696 13,820,358 54, 719,557 90,435,646 Financial treasury bills 24,857,767 (207) 24,857,560 29.2 - - - 787,798 5, 845,606 18,224,156 33,282,881 National treasury bills 13,305,286 394,173 13,699,459 16.1 1, 149,305 - 367,893 1,181,238 1,619,619 9, 381,404 14,407,915 National treasury notes 29,099,143 1,189,943 30,289,086 35.6 7,098 148,154 35,913 181,678 5,895,926 24,020,317 39,300,351 National treasury/securitization 583 (227) 356 0.0 54 92 20 15 68 107 568 Brazilian external debt bonds 5,901,789 222,944 6,124,733 7.2 - - 696,054 1, 875,967 459,139 3, 093,573 3,443,931 Government securities - abroad 2,675,070 18,370 2,693,440 3.0 1, 392,434 194,429 206,139 473,727 253,403 173,308 1,179,353 Argentina 1,553,819 9,538 1,563,357 1.8 1,285,281 64,570 100,737 46,129 62,849 3,791 463,089 Chile 460,640 2,227 462,867 0.5 96,891 6,749 - 116,320 134,515 108,392 208,761 Colombia 420,524 5,820 426,344 0.5 - - 102,612 269,440 17,539 36,753 233,713 United States 115,268 (79) 115,189 0.1 - 115,189 - - - - 116,167 Mexico 10,077 395 10,472 0.0 - - - 24 280 10,168 32,579 Paraguay 2,069 76 2,145 0.0 - - - - - 2,145 1,205 Peru - - - 0.0 - - - - - - 12,084 Uruguay 104,777 184 104,961 0.1 10,262 7,921 2,790 41,814 38,220 3,954 111,745 Other 7,896 209 8,105 0.0 - - - - - 8,105 10 Corporate securities 7,515,365 (19,573) 7,495,792 8.9 5, 543,829 5,045 138,646 439,738 145,714 1,222,820 6,052,573 Shares 4,203,994 (64,300) 4,139,694 4.9 4, 139,694 - - - - - 3,229,322 Bank deposit certificates 105,476 (42) 105,434 0.1 103,420 1,094 363 557 - - 64,896 Securitized real estate loans 55,789 (1,676) 54,113 0.1 - - - - - 54,113 34,503 Fund quotas 1,223,777 18,017 1,241,794 1.5 1,241,794 - - - - - 1,495,376 Credit rights 223,909 - 223,909 0.3 462,036 - - - - - 273,474 Fixed income 461,753 283 462,036 0.5 223,909 - - - - - 500,153 Variable income 538,115 17,734 555,849 0.7 555,849 - - - - - 721,749 Debentures 557,003 25,351 582,354 0.7 833 - 5,561 4,117 3,747 568,096 315,883 Eurobonds and other 1,211,430 2,530 1,213,960 1.4 48,277 5 104,040 409,544 79,852 572,242 795,171 Financial bills 112,086 (275) 111,811 0.1 7,143 3,946 23,301 23,264 54,157 - 62,566 Other 45,810 822 46,632 0.1 2,668 - 5,381 2,256 7,958 28,369 54,856 Total 83,355,003 1,805,423 85,160,426 100.0 8, 092,720 347,720 1, 444,665 4,940,161 14,219,475 56,115,685 97,667,572 % per maturity term 9.5 0.4 1.7 5.8 16.7 65.9 Total – 06/30/2018 98,692,875 (1,025,303) 97,667,572 100.0 5, 650,957 9, 810,837 1, 062,324 8,541,723 5, 433,405 67,168,326 % per maturity term 5.8 10.0 1.1 8.7 5.6 68.8 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.12 c) Trading securities See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term. 06/30/2019 06/30/2018 Adjustment to Market Over 720 Market Cost market value % 0 - 30 31 - 90 91 - 180 181 - 365 366 - 720 value days value (in results) Government securities - domestic 73,164,568 1,806,626 74,971,194 88.1 1, 156,457 148,246 1,099,880 4,026,696 13,820,358 54, 719,557 90,435,646 Financial treasury bills 24,857,767 (207) 24,857,560 29.2 - - - 787,798 5, 845,606 18,224,156 33,282,881 National treasury bills 13,305,286 394,173 13,699,459 16.1 1, 149,305 - 367,893 1,181,238 1,619,619 9, 381,404 14,407,915 National treasury notes 29,099,143 1,189,943 30,289,086 35.6 7,098 148,154 35,913 181,678 5,895,926 24,020,317 39,300,351 National treasury/securitization 583 (227) 356 0.0 54 92 20 15 68 107 568 Brazilian external debt bonds 5,901,789 222,944 6,124,733 7.2 - - 696,054 1, 875,967 459,139 3, 093,573 3,443,931 Government securities - abroad 2,675,070 18,370 2,693,440 3.0 1, 392,434 194,429 206,139 473,727 253,403 173,308 1,179,353 Argentina 1,553,819 9,538 1,563,357 1.8 1,285,281 64,570 100,737 46,129 62,849 3,791 463,089 Chile 460,640 2,227 462,867 0.5 96,891 6,749 - 116,320 134,515 108,392 208,761 Colombia 420,524 5,820 426,344 0.5 - - 102,612 269,440 17,539 36,753 233,713 United States 115,268 (79) 115,189 0.1 - 115,189 - - - - 116,167 Mexico 10,077 395 10,472 0.0 - - - 24 280 10,168 32,579 Paraguay 2,069 76 2,145 0.0 - - - - - 2,145 1,205 Peru - - - 0.0 - - - - - - 12,084 Uruguay 104,777 184 104,961 0.1 10,262 7,921 2,790 41,814 38,220 3,954 111,745 Other 7,896 209 8,105 0.0 - - - - - 8,105 10 Corporate securities 7,515,365 (19,573) 7,495,792 8.9 5, 543,829 5,045 138,646 439,738 145,714 1,222,820 6,052,573 Shares 4,203,994 (64,300) 4,139,694 4.9 4, 139,694 - - - - - 3,229,322 Bank deposit certificates 105,476 (42) 105,434 0.1 103,420 1,094 363 557 - - 64,896 Securitized real estate loans 55,789 (1,676) 54,113 0.1 - - - - - 54,113 34,503 Fund quotas 1,223,777 18,017 1,241,794 1.5 1,241,794 - - - - - 1,495,376 Credit rights 223,909 - 223,909 0.3 462,036 - - - - - 273,474 Fixed income 461,753 283 462,036 0.5 223,909 - - - - - 500,153 Variable income 538,115 17,734 555,849 0.7 555,849 - - - - - 721,749 Debentures 557,003 25,351 582,354 0.7 833 - 5,561 4,117 3,747 568,096 315,883 Eurobonds and other 1,211,430 2,530 1,213,960 1.4 48,277 5 104,040 409,544 79,852 572,242 795,171 Financial bills 112,086 (275) 111,811 0.1 7,143 3,946 23,301 23,264 54,157 - 62,566 Other 45,810 822 46,632 0.1 2,668 - 5,381 2,256 7,958 28,369 54,856 Total 83,355,003 1,805,423 85,160,426 100.0 8, 092,720 347,720 1, 444,665 4,940,161 14,219,475 56,115,685 97,667,572 % per maturity term 9.5 0.4 1.7 5.8 16.7 65.9 Total – 06/30/2018 98,692,875 (1,025,303) 97,667,572 100.0 5, 650,957 9, 810,837 1, 062,324 8,541,723 5, 433,405 67,168,326 % per maturity term 5.8 10.0 1.1 8.7 5.6 68.8 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.12

d) Available-for-sale securities See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term. 06/30/2019 06/30/2018 Adjustments to market value (in Over 720 Cost Market value % 0 - 30 31 - 90 91 - 180 181 - 365 366 - 720 Market value stockholders' days equity) 30,338,213 1,810,906 32,149,119 29.7 39,878 - 871,895 1, 113,092 3,047,172 27,077,082 29,674,943 Government securities - domestic Financial treasury bills 226,712 (33) 226,679 0.2 - - - 225,823 856 - 213,190 National treasury bills 5,857,795 174,370 6,032,165 5.6 - - 6,561 799,858 1, 055,229 4, 170,517 7,297,824 14,695,665 1,047,268 15,742,933 14.5 - - - - 777,881 14, 965,052 9,805,645 National treasury notes National treasury/securitization 164,048 35,802 199,850 0.2 - - - - - 199,850 203,719 Brazilian external debt bonds 9,393,993 553,499 9,947,492 9.2 39,878 - 865,334 87,411 1,213,206 7,741,663 12,154,565 Government securities - abroad 31,029,687 (216,403) 30,813,284 28.4 1,343,488 4,570,576 2, 958,798 6, 154,658 9,024,291 6, 761,473 28, 691,719 Germany 21,985 38 22,023 0.0 - - - - 22,023 - - Argentina - - - 0.0 - - - - - - 27,908 Chile 10,575,588 61,167 10,636,755 9.8 37,111 - - 3,252,410 3, 145,693 4, 201,541 9,363,225 Colombia 3,333,585 40,446 3,374,031 3.1 - 627,253 3,518 - 857,740 1,885,520 7,207,127 3,431,865 - 3,431,865 3.2 - - - 766,725 2, 665,140 - 1,442,735 Korea Denmark - - - 0.0 - - - - - - 492,413 Spain 3,104,843 - 3,104,843 2.9 355,657 321,915 340,798 212,199 1, 874,274 - 3,081,581 1,949,069 (5,409) 1,943,660 1.8 114,663 773,839 599,064 - - 456,094 2,008,601 United States France 327,359 (74) 327,285 0.3 - 327,285 - - - - - Italy 111,272 168 111,440 0.1 - 111,440 - - - - - Mexico 5,992,614 (167,268) 5,825,346 5.4 370,287 2, 324,968 1,760,437 1,369,654 - - 2,702,279 19,802 104 19,906 0.0 - - - 19,906 - - - Panama Paraguay 1,575,835 (142,864) 1,432,971 1.3 457,244 73,990 201,721 289,627 288,139 122,250 1,581,010 Uruguay 585,641 (2,700) 582,941 0.5 8,526 9,886 53,260 244,137 171,282 95,850 784,618 Other 229 (11) 218 0.0 - - - - - 218 222 44,684,271 829,510 45,513,781 41.9 1, 686,950 762,889 1,419,696 7, 495,685 3, 352,346 30,796,215 36,109,988 Corporate securities Shares 921,673 96,990 1,018,663 0.9 1,018,663 - - - - - 446,679 Rural product note 4,254,677 62,204 4,316,881 4.0 75,046 118,993 279,807 517,543 451,246 2,874,246 3,888,999 374,596 (34) 374,562 0.3 77,404 296,597 561 - - - 243,826 Bank deposit certificate Securitized real estate loans 1,233,403 46,370 1,279,773 1.2 - - - - - 1,279,773 1,531,959 Fund quotas - Fixed income 194,731 - 194,731 0.2 194,731 - - - - - 303,880 Debentures 32,007,705 544,413 32,552,118 30.0 17,622 128,797 482,738 5, 828,796 1, 903,492 24,190,673 21,579,693 2,771,515 40,846 2,812,361 2.6 274,637 208,021 114,501 528,095 682,982 1, 004,125 5,840,713 Eurobonds and other Financial bills 28,851 (4) 28,847 0.0 28,847 - - - - - 608,650 Promissory notes 2,266,881 20,771 2,287,652 2.1 - 10,481 542,089 621,251 314,626 799,205 1,048,596 Other 630,239 17,954 648,193 0.6 - - - - - 648,193 616,993 106,052,171 2,424,013 108, 476,184 100.0 3,070,316 5, 333,465 5,250,389 14, 763,435 15,423,809 64, 634,770 94,476,650 Total % per maturity term 2.8 4.9 4.8 13.6 14.2 59.7 Total – 06/30/2018 96,229,664 (1,753,014) 94,476,650 100.0 4, 296,088 3,384,984 5,773,388 7,815,889 20, 886,984 52,319,317 4.5 3.6 6.1 8.3 22.1 55.4 % per maturity term Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.13 d) Available-for-sale securities See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term. 06/30/2019 06/30/2018 Adjustments to market value (in Over 720 Cost Market value % 0 - 30 31 - 90 91 - 180 181 - 365 366 - 720 Market value stockholders' days equity) 30,338,213 1,810,906 32,149,119 29.7 39,878 - 871,895 1, 113,092 3,047,172 27,077,082 29,674,943 Government securities - domestic Financial treasury bills 226,712 (33) 226,679 0.2 - - - 225,823 856 - 213,190 National treasury bills 5,857,795 174,370 6,032,165 5.6 - - 6,561 799,858 1, 055,229 4, 170,517 7,297,824 14,695,665 1,047,268 15,742,933 14.5 - - - - 777,881 14, 965,052 9,805,645 National treasury notes National treasury/securitization 164,048 35,802 199,850 0.2 - - - - - 199,850 203,719 Brazilian external debt bonds 9,393,993 553,499 9,947,492 9.2 39,878 - 865,334 87,411 1,213,206 7,741,663 12,154,565 Government securities - abroad 31,029,687 (216,403) 30,813,284 28.4 1,343,488 4,570,576 2, 958,798 6, 154,658 9,024,291 6, 761,473 28, 691,719 Germany 21,985 38 22,023 0.0 - - - - 22,023 - - Argentina - - - 0.0 - - - - - - 27,908 Chile 10,575,588 61,167 10,636,755 9.8 37,111 - - 3,252,410 3, 145,693 4, 201,541 9,363,225 Colombia 3,333,585 40,446 3,374,031 3.1 - 627,253 3,518 - 857,740 1,885,520 7,207,127 3,431,865 - 3,431,865 3.2 - - - 766,725 2, 665,140 - 1,442,735 Korea Denmark - - - 0.0 - - - - - - 492,413 Spain 3,104,843 - 3,104,843 2.9 355,657 321,915 340,798 212,199 1, 874,274 - 3,081,581 1,949,069 (5,409) 1,943,660 1.8 114,663 773,839 599,064 - - 456,094 2,008,601 United States France 327,359 (74) 327,285 0.3 - 327,285 - - - - - Italy 111,272 168 111,440 0.1 - 111,440 - - - - - Mexico 5,992,614 (167,268) 5,825,346 5.4 370,287 2, 324,968 1,760,437 1,369,654 - - 2,702,279 19,802 104 19,906 0.0 - - - 19,906 - - - Panama Paraguay 1,575,835 (142,864) 1,432,971 1.3 457,244 73,990 201,721 289,627 288,139 122,250 1,581,010 Uruguay 585,641 (2,700) 582,941 0.5 8,526 9,886 53,260 244,137 171,282 95,850 784,618 Other 229 (11) 218 0.0 - - - - - 218 222 44,684,271 829,510 45,513,781 41.9 1, 686,950 762,889 1,419,696 7, 495,685 3, 352,346 30,796,215 36,109,988 Corporate securities Shares 921,673 96,990 1,018,663 0.9 1,018,663 - - - - - 446,679 Rural product note 4,254,677 62,204 4,316,881 4.0 75,046 118,993 279,807 517,543 451,246 2,874,246 3,888,999 374,596 (34) 374,562 0.3 77,404 296,597 561 - - - 243,826 Bank deposit certificate Securitized real estate loans 1,233,403 46,370 1,279,773 1.2 - - - - - 1,279,773 1,531,959 Fund quotas - Fixed income 194,731 - 194,731 0.2 194,731 - - - - - 303,880 Debentures 32,007,705 544,413 32,552,118 30.0 17,622 128,797 482,738 5, 828,796 1, 903,492 24,190,673 21,579,693 2,771,515 40,846 2,812,361 2.6 274,637 208,021 114,501 528,095 682,982 1, 004,125 5,840,713 Eurobonds and other Financial bills 28,851 (4) 28,847 0.0 28,847 - - - - - 608,650 Promissory notes 2,266,881 20,771 2,287,652 2.1 - 10,481 542,089 621,251 314,626 799,205 1,048,596 Other 630,239 17,954 648,193 0.6 - - - - - 648,193 616,993 106,052,171 2,424,013 108, 476,184 100.0 3,070,316 5, 333,465 5,250,389 14, 763,435 15,423,809 64, 634,770 94,476,650 Total % per maturity term 2.8 4.9 4.8 13.6 14.2 59.7 Total – 06/30/2018 96,229,664 (1,753,014) 94,476,650 100.0 4, 296,088 3,384,984 5,773,388 7,815,889 20, 886,984 52,319,317 4.5 3.6 6.1 8.3 22.1 55.4 % per maturity term Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.13

e) Held-to-maturity securities See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at June 30, 2019, not considered in results, is an impairment loss of R$ 301,150 (R$ 398,502 at 06/30/2018). 06/30/2019 06/30/2018 Carrying Carrying value % 0 - 30 31 - 90 91 - 180 181 - 365 366 - 720 Over 720 days Market value Market value value Government securities - domestic 24,825,350 73.9 - - 1,031,369 - 8, 097,855 15,696,126 26,229,950 22,837,027 22,196,334 National treasury bills 4,031,957 12.0 - - - - 4,031,957 - 4, 132,558 3,707,489 3, 688,010 National treasury notes 2,023,385 6.0 - - - - - 2,023,385 2,357,428 - - Brazilian external debt bonds 18,770,008 55.9 - - 1,031,369 - 4,065,898 13,672,741 19,739,964 19, 129,538 18, 508,324 Government securities - abroad 312,198 0.9 40,398 - 89,616 167,282 - 14,902 312,361 438,379 435,423 Colombia 297,263 0.9 40,398 - 89,616 167,249 - - 289,679 423,432 414,610 Uruguay 14,902 0.0 - - - - - 14,902 22,681 14,916 20,812 Other 33 0.0 - - - 33 - - 1 31 1 Corporate securities 8,464,042 25.2 329,301 177,666 254,228 11,718 53,450 7,637,679 8, 765,093 12, 882,626 13,409,034 Bank deposit certificate - 0.0 - - - - - - - 5 5 Securitized real estate loans 7,702,827 22.9 - - - 11,718 53,450 7,637,659 8, 003,878 11,781,778 12, 308,186 Eurobonds and other - 0.0 - - - - - - - 3,048 3,048 Other 761,215 2.3 329,301 177,666 254,228 - - 20 761,215 1, 097,795 1, 097,795 Total 33,601,590 100.0 369,699 177,666 1, 375,213 179,000 8,151,305 23,348,707 35,307,404 36,158,032 36,040,791 % per maturity term 1.1 0.5 4.1 0.5 24.3 69.5 Total – 06/30/2018 36,158,032 100.0 277,464 310,223 609,913 816,510 1, 227,135 32,916,787 36, 040,791 % per maturity term 0.8 0.9 1.7 2.2 3.4 91.0 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.14 e) Held-to-maturity securities See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at June 30, 2019, not considered in results, is an impairment loss of R$ 301,150 (R$ 398,502 at 06/30/2018). 06/30/2019 06/30/2018 Carrying Carrying value % 0 - 30 31 - 90 91 - 180 181 - 365 366 - 720 Over 720 days Market value Market value value Government securities - domestic 24,825,350 73.9 - - 1,031,369 - 8, 097,855 15,696,126 26,229,950 22,837,027 22,196,334 National treasury bills 4,031,957 12.0 - - - - 4,031,957 - 4, 132,558 3,707,489 3, 688,010 National treasury notes 2,023,385 6.0 - - - - - 2,023,385 2,357,428 - - Brazilian external debt bonds 18,770,008 55.9 - - 1,031,369 - 4,065,898 13,672,741 19,739,964 19, 129,538 18, 508,324 Government securities - abroad 312,198 0.9 40,398 - 89,616 167,282 - 14,902 312,361 438,379 435,423 Colombia 297,263 0.9 40,398 - 89,616 167,249 - - 289,679 423,432 414,610 Uruguay 14,902 0.0 - - - - - 14,902 22,681 14,916 20,812 Other 33 0.0 - - - 33 - - 1 31 1 Corporate securities 8,464,042 25.2 329,301 177,666 254,228 11,718 53,450 7,637,679 8, 765,093 12, 882,626 13,409,034 Bank deposit certificate - 0.0 - - - - - - - 5 5 Securitized real estate loans 7,702,827 22.9 - - - 11,718 53,450 7,637,659 8, 003,878 11,781,778 12, 308,186 Eurobonds and other - 0.0 - - - - - - - 3,048 3,048 Other 761,215 2.3 329,301 177,666 254,228 - - 20 761,215 1, 097,795 1, 097,795 Total 33,601,590 100.0 369,699 177,666 1, 375,213 179,000 8,151,305 23,348,707 35,307,404 36,158,032 36,040,791 % per maturity term 1.1 0.5 4.1 0.5 24.3 69.5 Total – 06/30/2018 36,158,032 100.0 277,464 310,223 609,913 816,510 1, 227,135 32,916,787 36, 040,791 % per maturity term 0.8 0.9 1.7 2.2 3.4 91.0 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.14

f) Derivative financial Instruments ITAÚ UNIBANCO HOLDING PRUDENTIAL enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative. ITAÚ UNIBANCO HOLDING PRUDENTIAL buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk. CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING PRUDENTIAL was R$ 10,354,460 (R$ 12,514,240 at 06/30/2018) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be accessed in Note 17 - Risk, Capital Management and Fixed Assets Limits. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.15 f) Derivative financial Instruments ITAÚ UNIBANCO HOLDING PRUDENTIAL enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative. ITAÚ UNIBANCO HOLDING PRUDENTIAL buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk. CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING PRUDENTIAL was R$ 10,354,460 (R$ 12,514,240 at 06/30/2018) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be accessed in Note 17 - Risk, Capital Management and Fixed Assets Limits. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.15

I - Derivatives summary See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term. 06/30/2019 06/30/2018 Adjustments to market value (in Cost Market value % 0 - 30 31 - 90 91 - 180 181 - 365 366 - 720 Over 720 days Market value results / stockholders' equity) Asset Swaps - adjustment receivable 3,983,614 16,269,085 20,252,699 65.2 54,055 349,614 294,403 2,055,946 4,018,495 13, 480,186 10, 765,525 Option premiums 3,647,120 (34,451) 3,612,669 11.7 510,273 526,977 430,728 1,298,006 544,217 302,468 5,502,615 Forwards (onshore) 3,655,086 (3,982) 3,651,104 11.8 2,822,131 526,796 81,064 216,384 4,729 - 5,847,810 Credit derivatives 63,434 101,077 164,511 0.5 - 565 3,791 5,293 3,535 151,327 145,703 NDF - Non Deliverable Forward 2,614,298 164,621 2,778,919 8.9 921,607 566,334 459,397 567,079 160,300 104,202 4,681,818 Target flow of swap 5,346 5,673 11,019 0.0 257 165 - - 10,597 - 68,172 Other derivative financial instruments 246,704 337,570 584,274 1.9 345,795 3,016 525 3,846 10,976 220,116 694,645 Total 14,215,602 16,839,593 31,055,195 100.0 4,654,118 1,973,467 1,269,908 4,146,554 4,752,849 14,258,299 27,706,288 15. 0 6. 4 4.1 13. 4 15. 3 45. 8 % per maturity term Total – 06/30/2018 18,273,231 9,433,057 27,706,288 100.0 7,747,008 2,603,033 1,833,437 4,199,483 2,984,993 8,338,334 28. 0 9. 3 6. 6 15. 2 10. 8 30. 1 % per maturity term 06/30/2019 06/30/2018 Adjustments to market value (in Cost Market value % 0 - 30 31 - 90 91 - 180 181 - 365 366 - 720 Over 720 days Market value results / stockholders' equity) Liabilities Swaps - difference payable (7,314,684) (19,082,975) (26,397,659) 74.1 (33,292) (464,294) (880,733) (3,458,907) (7,414,372) (14,146,061) (16,492,967) Option premiums (3,409,504) 42,811 (3,366,693) 9.4 (263,149) (452,678) (476,324) (1,453,021) (457,193) (264,328) (4,948,601) Forwards (onshore) (2,368,938) (4,404) (2,373,342) 6.6 (2,373,342) - - - - - (4,855,270) Credit derivatives (92,383) 14,139 (78,244) 0.2 - (162) (706) (800) (1,100) (75,476) (139,177) NDF - Non Deliverable Forward (3,130,263) 10,443 (3,119,820) 8.8 (1,063,887) (604,485) (388,678) (416,929) (494,699) (151,142) (5,043,243) Target flow of swap - Companies (53,936) (180,156) (234,092) 0.7 (324) (173) - - (7,055) (226,540) (75,675) Other derivative financial instruments (20,547) (53,805) (74,352) 0.2 (16) (3,935) (3,480) (4,265) (7,306) (55,350) (99,686) Total (16,390,255) (19,253,947) (35,644,202) 100.0 (3,734,010) (1,525,727) (1,749,921) (5,333,922) (8,381,725) (14,918,897) (31,654,619) % per maturity term 10.5 4.3 4.9 15.0 23.5 41.8 (24,082,949) (7,571,670) (31,654,619) 100.0 (6,982,091) (2,556,351) (2,720,870) (5,689,096) (5,244,925) (8,461,286) Total – 06/30/2018 % per maturity term 22.1 8.1 8.6 18.0 16.5 26.7 The result of derivative financial instruments in the period totals R$ 12,456 ( R$ 1,861,146 em 06/30/2018). Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.16 I - Derivatives summary See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term. 06/30/2019 06/30/2018 Adjustments to market value (in Cost Market value % 0 - 30 31 - 90 91 - 180 181 - 365 366 - 720 Over 720 days Market value results / stockholders' equity) Asset Swaps - adjustment receivable 3,983,614 16,269,085 20,252,699 65.2 54,055 349,614 294,403 2,055,946 4,018,495 13, 480,186 10, 765,525 Option premiums 3,647,120 (34,451) 3,612,669 11.7 510,273 526,977 430,728 1,298,006 544,217 302,468 5,502,615 Forwards (onshore) 3,655,086 (3,982) 3,651,104 11.8 2,822,131 526,796 81,064 216,384 4,729 - 5,847,810 Credit derivatives 63,434 101,077 164,511 0.5 - 565 3,791 5,293 3,535 151,327 145,703 NDF - Non Deliverable Forward 2,614,298 164,621 2,778,919 8.9 921,607 566,334 459,397 567,079 160,300 104,202 4,681,818 Target flow of swap 5,346 5,673 11,019 0.0 257 165 - - 10,597 - 68,172 Other derivative financial instruments 246,704 337,570 584,274 1.9 345,795 3,016 525 3,846 10,976 220,116 694,645 Total 14,215,602 16,839,593 31,055,195 100.0 4,654,118 1,973,467 1,269,908 4,146,554 4,752,849 14,258,299 27,706,288 15. 0 6. 4 4.1 13. 4 15. 3 45. 8 % per maturity term Total – 06/30/2018 18,273,231 9,433,057 27,706,288 100.0 7,747,008 2,603,033 1,833,437 4,199,483 2,984,993 8,338,334 28. 0 9. 3 6. 6 15. 2 10. 8 30. 1 % per maturity term 06/30/2019 06/30/2018 Adjustments to market value (in Cost Market value % 0 - 30 31 - 90 91 - 180 181 - 365 366 - 720 Over 720 days Market value results / stockholders' equity) Liabilities Swaps - difference payable (7,314,684) (19,082,975) (26,397,659) 74.1 (33,292) (464,294) (880,733) (3,458,907) (7,414,372) (14,146,061) (16,492,967) Option premiums (3,409,504) 42,811 (3,366,693) 9.4 (263,149) (452,678) (476,324) (1,453,021) (457,193) (264,328) (4,948,601) Forwards (onshore) (2,368,938) (4,404) (2,373,342) 6.6 (2,373,342) - - - - - (4,855,270) Credit derivatives (92,383) 14,139 (78,244) 0.2 - (162) (706) (800) (1,100) (75,476) (139,177) NDF - Non Deliverable Forward (3,130,263) 10,443 (3,119,820) 8.8 (1,063,887) (604,485) (388,678) (416,929) (494,699) (151,142) (5,043,243) Target flow of swap - Companies (53,936) (180,156) (234,092) 0.7 (324) (173) - - (7,055) (226,540) (75,675) Other derivative financial instruments (20,547) (53,805) (74,352) 0.2 (16) (3,935) (3,480) (4,265) (7,306) (55,350) (99,686) Total (16,390,255) (19,253,947) (35,644,202) 100.0 (3,734,010) (1,525,727) (1,749,921) (5,333,922) (8,381,725) (14,918,897) (31,654,619) % per maturity term 10.5 4.3 4.9 15.0 23.5 41.8 (24,082,949) (7,571,670) (31,654,619) 100.0 (6,982,091) (2,556,351) (2,720,870) (5,689,096) (5,244,925) (8,461,286) Total – 06/30/2018 % per maturity term 22.1 8.1 8.6 18.0 16.5 26.7 The result of derivative financial instruments in the period totals R$ 12,456 ( R$ 1,861,146 em 06/30/2018). Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.16

II - Derivatives by index and Risk Fator Balance sheet account Adjustment to market Memorandum account / Market value receivable / (received) value (in results / Notional amount (payable) paid stockholders' equity) 06/30/2019 06/30/2018 06/30/2019 06/30/2019 06/30/2019 06/30/2018 Futures contracts 415,721,017 670,609,906 - - - - Purchase commitments 180,491,513 372,260,551 - - - - Shares 645,163 13,466,518 - - - - Commodities 293,625 266,233 - - - - Interest 161,027,110 317,753,055 - - - - Foreign currency 18,525,615 40,774,745 - - - - 235,229,504 298,349,355 - - - - Commitments to sell Shares 215,358 16,446,368 - - - - Commodities 471,132 236,358 - - - - Interest 212,858,006 246,458,199 - - - - Foreign currency 21,685,008 35,208,430 - - - - Swap contracts (3,331,070) (2,813,890) (6,144,960) (5,727,442) Asset position 967,929,652 970,903,815 3,983,614 16,269,085 20,252,699 10,765,525 Shares - 403,887 - - - - Commodities 35,354 12,168 1,379 232 1,611 202 Interest 950,848,956 960,541,727 3,094,605 15,190,538 18,285,143 9,418,988 Foreign currency 17,045,342 9,946,033 887,630 1,078,315 1,965,945 1,346,335 Liability position 967,929,652 970,903,816 (7,314,684) (19,082,975) (26,397,659) (16,492,967) Shares 76,156 475,503 (9,869) 1,505 (8,364) (6,225) Interest 941,686,211 944,262,102 (6,222,044) (18,911,800) (25,133,844) (13,716,032) Foreign currency 26,167,285 26,166,211 (1,082,771) (172,680) (1,255,451) (2,770,710) Option contracts 1,305,447,008 2,221,819,217 237,616 8,360 245,976 554,014 Purchase commitments - long position 136,161,309 362,985,533 1,957,087 (326,388) 1,630,699 3,977,518 Shares 10,542,803 9,683,327 265,553 267,480 533,033 868,089 Commodities 483,274 867,016 12,967 4,481 17,448 20,564 Interest 82,148,974 297,081,954 342,677 (200,281) 142,396 311,647 Foreign currency 42,986,258 55,353,236 1,335,890 (398,068) 937,822 2,777,218 Commitments to sell - long position 531,354,466 777,115,628 1,690,033 291,937 1,981,970 1,525,097 Shares 12,964,396 11,741,534 369,696 121,823 491,519 610,478 Commodities 189,304 914,246 4,880 (2,304) 2,576 18,931 Interest 467,376,859 728,821,739 417,353 397,577 814,930 622,105 Foreign currency 50,823,907 35,638,109 898,104 (225,159) 672,945 273,583 Purchase commitments - short position 116,231,297 219,044,960 (1,737,989) 558,511 (1,179,478) (3,378,963) Shares 10,150,656 9,048,340 (176,811) (295,846) (472,657) (642,944) Commodities 1,054,994 1,124,701 (15,236) 534 (14,702) (32,485) Interest 67,095,532 157,778,141 (327,483) 269,609 (57,874) (192,239) Foreign currency 37,930,115 51,093,778 (1,218,459) 584,214 (634,245) (2,511,295) Commitments to sell - short position 521,699,936 862,673,096 (1,671,515) (515,700) (2,187,215) (1,569,638) Shares 10,239,137 10,621,948 (231,208) (176,731) (407,939) (487,168) Commodities 181,590 516,606 (5,284) 2,131 (3,153) (9,870) Interest 462,030,529 817,429,970 (428,932) (423,928) (852,860) (773,566) Foreign currency 49,248,680 34,104,572 (1,006,091) 82,828 (923,263) (299,034) Forward contracts 3,659,716 29,528,291 1,286,148 (8,386) 1,277,762 992,540 Purchases receivable 838,482 1,315,563 838,910 (6,115) 832,795 1,328,247 Shares 184,820 2 184,820 (6,604) 178,216 3 Interest 653,662 1,315,561 654,090 489 654,579 1,328,244 Purchases payable - - (654,159) - (654,159) (1,327,290) Shares - - (69) - (69) (2) Interest - - (654,090) - (654,090) (1,327,288) 1,119,039 8,040,730 2,816,176 2,133 2,818,309 4,519,563 Sales receivable Shares 1,118,627 8,040,730 1,101,227 2,134 1,103,361 1,008,043 Interest 412 - 1,714,949 (1) 1,714,948 3,511,520 Sales deliverable 1,702,195 20,171,998 (1,714,779) (4,404) (1,719,183) (3,527,980) Shares 237 16,730,361 (237) - (237) (11,822) Interest 1,701,958 3,441,637 (1,714,542) (4,404) (1,718,946) (3,516,158) Credit derivatives 9,474,915 8, 251,235 (28,949) 115,216 86,267 6,526 Asset position 6,013,672 4, 363,192 63,434 101,077 164,511 145,703 Shares 1,734,044 1,834,019 53,578 67,014 120,592 100,403 Commodities 29,700 - 509 1,254 1,763 - Interest 4,249,928 2,317,104 9,347 32,809 42,156 36,908 Foreign currency - 212,069 - - - 8,392 Liability position 3,461,243 3, 888,043 (92,383) 14,139 (78,244) (139,177) Shares 1,289,382 1,206,680 (53,326) 11,622 (41,704) (70,374) Commodities 1,916 - (151) 20 (131) - Interest 2,169,945 2,469,294 (38,906) 2,497 (36,409) (60,355) Foreign currency - 212,069 - - - (8,448) 257,471,869 239, 273,806 (515,965) 175,064 (340,901) (361,425) NDF - Non Deliverable Forward Asset position 128,864,802 117, 353,667 2,614,298 164,621 2,778,919 4,681,818 Commodities 149,514 196,804 11,963 649 12,612 16,288 Foreign currency 128,715,288 117,156,863 2,602,335 163,972 2,766,307 4,665,530 Liability position 128,607,067 121, 920,139 (3,130,263) 10,443 (3,119,820) (5,043,243) Commodities 259,333 124,914 (16,992) 5,356 (11,636) (10,409) Foreign currency 128,347,734 121,795,225 (3,113,271) 5,087 (3,108,184) (5,032,834) Target flow of swap 1,231,291 954, 484 (48,590) (174,483) (223,073) (7,503) Asset position 110,000 126, 904 5,346 5,673 11,019 68,172 Interest - - - - - 56,253 Foreign currency 110,000 126,904 5,346 5,673 11,019 11,919 Liability position 1,121,291 827, 580 (53,936) (180,156) (234,092) (75,675) Interest - 442,000 - - - (18,453) Foreign currency 1,121,291 385,580 (53,936) (180,156) (234,092) (57,222) Other derivative financial instruments 6,618,747 5, 051,444 226,157 283,765 509,922 594,959 Asset position 5,467,474 3, 555,013 246,704 337,570 584,274 694,645 Shares 218,263 443,905 1,247 5,002 6,249 33,406 Interest 5,239,247 3,078,014 245,765 (13,908) 231,857 226,194 Foreign currency 9,964 33,094 (308) 346,476 346,168 435,045 Liability position 1,151,273 1, 496,431 (20,547) (53,805) (74,352) (99,686) Shares 851,705 1,311,168 (11,456) (44,616) (56,072) (67,362) Commodities 3,871 - (3) (23) (26) - Interest 294,793 85,681 (8,984) (6,361) (15,345) (9,229) Foreign currency 904 99,582 (104) (2,805) (2,909) (23,095) Assets 14,215,602 16,839,593 31,055,195 27,706,288 Liabilities (16,390,255) (19,253,947) (35,644,202) (31,654,619) Total (2,174,653) (2,414,354) (4,589,007) (3,948,331) Derivative contracts mature as follows (in days): Memorandum account/notional amount 0 - 30 31 - 180 181 - 365 Over 365 06/30/2019 06/30/2018 Futures 114,534,848 109,083,827 102,608,806 89,493,536 415, 721,017 670, 609,906 Swaps 12,574,199 87,200,251 182,128,777 686,026,425 967, 929,652 970,903,815 Options 319,956,558 282,062,019 594,954,663 108,473,768 1, 305,447,008 2, 221,819,217 Forwards (onshore) 2,810,520 616,339 227,595 5,262 3,659,716 29,528,291 Credit derivatives - 1,236,738 572,447 7,665,730 9,474,915 8,251,235 NDF - Non Deliverable Forward 92,367,213 96,532,370 46,860,909 21,711,377 257, 471,869 239, 273,806 Target flow of swap 9,091 11,200 - 1,211,000 1,231,291 954,484 Other derivative financial instruments 11,941 353,834 798,809 5,454,163 6,618,747 5,051,444 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.17 II - Derivatives by index and Risk Fator Balance sheet account Adjustment to market Memorandum account / Market value receivable / (received) value (in results / Notional amount (payable) paid stockholders' equity) 06/30/2019 06/30/2018 06/30/2019 06/30/2019 06/30/2019 06/30/2018 Futures contracts 415,721,017 670,609,906 - - - - Purchase commitments 180,491,513 372,260,551 - - - - Shares 645,163 13,466,518 - - - - Commodities 293,625 266,233 - - - - Interest 161,027,110 317,753,055 - - - - Foreign currency 18,525,615 40,774,745 - - - - 235,229,504 298,349,355 - - - - Commitments to sell Shares 215,358 16,446,368 - - - - Commodities 471,132 236,358 - - - - Interest 212,858,006 246,458,199 - - - - Foreign currency 21,685,008 35,208,430 - - - - Swap contracts (3,331,070) (2,813,890) (6,144,960) (5,727,442) Asset position 967,929,652 970,903,815 3,983,614 16,269,085 20,252,699 10,765,525 Shares - 403,887 - - - - Commodities 35,354 12,168 1,379 232 1,611 202 Interest 950,848,956 960,541,727 3,094,605 15,190,538 18,285,143 9,418,988 Foreign currency 17,045,342 9,946,033 887,630 1,078,315 1,965,945 1,346,335 Liability position 967,929,652 970,903,816 (7,314,684) (19,082,975) (26,397,659) (16,492,967) Shares 76,156 475,503 (9,869) 1,505 (8,364) (6,225) Interest 941,686,211 944,262,102 (6,222,044) (18,911,800) (25,133,844) (13,716,032) Foreign currency 26,167,285 26,166,211 (1,082,771) (172,680) (1,255,451) (2,770,710) Option contracts 1,305,447,008 2,221,819,217 237,616 8,360 245,976 554,014 Purchase commitments - long position 136,161,309 362,985,533 1,957,087 (326,388) 1,630,699 3,977,518 Shares 10,542,803 9,683,327 265,553 267,480 533,033 868,089 Commodities 483,274 867,016 12,967 4,481 17,448 20,564 Interest 82,148,974 297,081,954 342,677 (200,281) 142,396 311,647 Foreign currency 42,986,258 55,353,236 1,335,890 (398,068) 937,822 2,777,218 Commitments to sell - long position 531,354,466 777,115,628 1,690,033 291,937 1,981,970 1,525,097 Shares 12,964,396 11,741,534 369,696 121,823 491,519 610,478 Commodities 189,304 914,246 4,880 (2,304) 2,576 18,931 Interest 467,376,859 728,821,739 417,353 397,577 814,930 622,105 Foreign currency 50,823,907 35,638,109 898,104 (225,159) 672,945 273,583 Purchase commitments - short position 116,231,297 219,044,960 (1,737,989) 558,511 (1,179,478) (3,378,963) Shares 10,150,656 9,048,340 (176,811) (295,846) (472,657) (642,944) Commodities 1,054,994 1,124,701 (15,236) 534 (14,702) (32,485) Interest 67,095,532 157,778,141 (327,483) 269,609 (57,874) (192,239) Foreign currency 37,930,115 51,093,778 (1,218,459) 584,214 (634,245) (2,511,295) Commitments to sell - short position 521,699,936 862,673,096 (1,671,515) (515,700) (2,187,215) (1,569,638) Shares 10,239,137 10,621,948 (231,208) (176,731) (407,939) (487,168) Commodities 181,590 516,606 (5,284) 2,131 (3,153) (9,870) Interest 462,030,529 817,429,970 (428,932) (423,928) (852,860) (773,566) Foreign currency 49,248,680 34,104,572 (1,006,091) 82,828 (923,263) (299,034) Forward contracts 3,659,716 29,528,291 1,286,148 (8,386) 1,277,762 992,540 Purchases receivable 838,482 1,315,563 838,910 (6,115) 832,795 1,328,247 Shares 184,820 2 184,820 (6,604) 178,216 3 Interest 653,662 1,315,561 654,090 489 654,579 1,328,244 Purchases payable - - (654,159) - (654,159) (1,327,290) Shares - - (69) - (69) (2) Interest - - (654,090) - (654,090) (1,327,288) 1,119,039 8,040,730 2,816,176 2,133 2,818,309 4,519,563 Sales receivable Shares 1,118,627 8,040,730 1,101,227 2,134 1,103,361 1,008,043 Interest 412 - 1,714,949 (1) 1,714,948 3,511,520 Sales deliverable 1,702,195 20,171,998 (1,714,779) (4,404) (1,719,183) (3,527,980) Shares 237 16,730,361 (237) - (237) (11,822) Interest 1,701,958 3,441,637 (1,714,542) (4,404) (1,718,946) (3,516,158) Credit derivatives 9,474,915 8, 251,235 (28,949) 115,216 86,267 6,526 Asset position 6,013,672 4, 363,192 63,434 101,077 164,511 145,703 Shares 1,734,044 1,834,019 53,578 67,014 120,592 100,403 Commodities 29,700 - 509 1,254 1,763 - Interest 4,249,928 2,317,104 9,347 32,809 42,156 36,908 Foreign currency - 212,069 - - - 8,392 Liability position 3,461,243 3, 888,043 (92,383) 14,139 (78,244) (139,177) Shares 1,289,382 1,206,680 (53,326) 11,622 (41,704) (70,374) Commodities 1,916 - (151) 20 (131) - Interest 2,169,945 2,469,294 (38,906) 2,497 (36,409) (60,355) Foreign currency - 212,069 - - - (8,448) 257,471,869 239, 273,806 (515,965) 175,064 (340,901) (361,425) NDF - Non Deliverable Forward Asset position 128,864,802 117, 353,667 2,614,298 164,621 2,778,919 4,681,818 Commodities 149,514 196,804 11,963 649 12,612 16,288 Foreign currency 128,715,288 117,156,863 2,602,335 163,972 2,766,307 4,665,530 Liability position 128,607,067 121, 920,139 (3,130,263) 10,443 (3,119,820) (5,043,243) Commodities 259,333 124,914 (16,992) 5,356 (11,636) (10,409) Foreign currency 128,347,734 121,795,225 (3,113,271) 5,087 (3,108,184) (5,032,834) Target flow of swap 1,231,291 954, 484 (48,590) (174,483) (223,073) (7,503) Asset position 110,000 126, 904 5,346 5,673 11,019 68,172 Interest - - - - - 56,253 Foreign currency 110,000 126,904 5,346 5,673 11,019 11,919 Liability position 1,121,291 827, 580 (53,936) (180,156) (234,092) (75,675) Interest - 442,000 - - - (18,453) Foreign currency 1,121,291 385,580 (53,936) (180,156) (234,092) (57,222) Other derivative financial instruments 6,618,747 5, 051,444 226,157 283,765 509,922 594,959 Asset position 5,467,474 3, 555,013 246,704 337,570 584,274 694,645 Shares 218,263 443,905 1,247 5,002 6,249 33,406 Interest 5,239,247 3,078,014 245,765 (13,908) 231,857 226,194 Foreign currency 9,964 33,094 (308) 346,476 346,168 435,045 Liability position 1,151,273 1, 496,431 (20,547) (53,805) (74,352) (99,686) Shares 851,705 1,311,168 (11,456) (44,616) (56,072) (67,362) Commodities 3,871 - (3) (23) (26) - Interest 294,793 85,681 (8,984) (6,361) (15,345) (9,229) Foreign currency 904 99,582 (104) (2,805) (2,909) (23,095) Assets 14,215,602 16,839,593 31,055,195 27,706,288 Liabilities (16,390,255) (19,253,947) (35,644,202) (31,654,619) Total (2,174,653) (2,414,354) (4,589,007) (3,948,331) Derivative contracts mature as follows (in days): Memorandum account/notional amount 0 - 30 31 - 180 181 - 365 Over 365 06/30/2019 06/30/2018 Futures 114,534,848 109,083,827 102,608,806 89,493,536 415, 721,017 670, 609,906 Swaps 12,574,199 87,200,251 182,128,777 686,026,425 967, 929,652 970,903,815 Options 319,956,558 282,062,019 594,954,663 108,473,768 1, 305,447,008 2, 221,819,217 Forwards (onshore) 2,810,520 616,339 227,595 5,262 3,659,716 29,528,291 Credit derivatives - 1,236,738 572,447 7,665,730 9,474,915 8,251,235 NDF - Non Deliverable Forward 92,367,213 96,532,370 46,860,909 21,711,377 257, 471,869 239, 273,806 Target flow of swap 9,091 11,200 - 1,211,000 1,231,291 954,484 Other derivative financial instruments 11,941 353,834 798,809 5,454,163 6,618,747 5,051,444 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.17

III - Derivatives by notional amount See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties. 06/30/2019 NDF - Non Other derivative Forwards Target flow of Futures Swaps Options Credit derivatives Deliverable financial (onshore) swap Forward instruments B3 322,440,079 18,257,405 1,120,992,735 1,303,790 134,127 58,350,828 - - Overt-the-counter market 93,280,938 949,672,247 184,454,273 2,355,926 9,340,788 199,121,041 1,231,291 6,618,747 Financial institutions 92,937,603 669, 489,872 138,246,586 1,150,460 9,340,022 114,443,504 - 4,974,296 Companies 343,335 231, 891,688 45,876,013 1,205,466 766 83,610,383 1,231,291 1,644,451 Individuals - 48,290,687 331,674 - - 1,067,154 - - Total 415,721,017 967,929,652 1,305,447,008 3,659,716 9,474,915 257,471,869 1,231,291 6,618,747 Total – 06/30/2018 670,609,906 970,903,815 2,221,819,217 29,528,291 8,251,235 239,273,806 954,484 5,051,444 IV - Credit derivatives See below the composition of the Credit Derivatives portfolio stated at their notional amounts, and their effect on calculation of Required Reference Equity. 06/30/2019 06/30/2018 Notional amount of credit Notional amount of credit Notional amount of Notional amount of protection purchased with Net position protection purchased with Net position credit protection sold credit protection sold identical underlying amount identical underlying amount CDS (6,982,069) 2,492,846 (4,489,223) (6,941,034) 1,310,201 (5,630,833) Total (6,982,069) 2,492,846 (4,489,223) (6,941,034) 1,310,201 (5,630,833) The effect on the reference equity (Note 17c) was R$ 75,137 (R$ 107,845 at 06/30/2018). During the period, there was no occurrence of a credit event as defined in the agreements. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.18 III - Derivatives by notional amount See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties. 06/30/2019 NDF - Non Other derivative Forwards Target flow of Futures Swaps Options Credit derivatives Deliverable financial (onshore) swap Forward instruments B3 322,440,079 18,257,405 1,120,992,735 1,303,790 134,127 58,350,828 - - Overt-the-counter market 93,280,938 949,672,247 184,454,273 2,355,926 9,340,788 199,121,041 1,231,291 6,618,747 Financial institutions 92,937,603 669, 489,872 138,246,586 1,150,460 9,340,022 114,443,504 - 4,974,296 Companies 343,335 231, 891,688 45,876,013 1,205,466 766 83,610,383 1,231,291 1,644,451 Individuals - 48,290,687 331,674 - - 1,067,154 - - Total 415,721,017 967,929,652 1,305,447,008 3,659,716 9,474,915 257,471,869 1,231,291 6,618,747 Total – 06/30/2018 670,609,906 970,903,815 2,221,819,217 29,528,291 8,251,235 239,273,806 954,484 5,051,444 IV - Credit derivatives See below the composition of the Credit Derivatives portfolio stated at their notional amounts, and their effect on calculation of Required Reference Equity. 06/30/2019 06/30/2018 Notional amount of credit Notional amount of credit Notional amount of Notional amount of protection purchased with Net position protection purchased with Net position credit protection sold credit protection sold identical underlying amount identical underlying amount CDS (6,982,069) 2,492,846 (4,489,223) (6,941,034) 1,310,201 (5,630,833) Total (6,982,069) 2,492,846 (4,489,223) (6,941,034) 1,310,201 (5,630,833) The effect on the reference equity (Note 17c) was R$ 75,137 (R$ 107,845 at 06/30/2018). During the period, there was no occurrence of a credit event as defined in the agreements. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.18

V - Hedge accounting

I) Cash flow - the purpose of this hedge of ITAÚ UNIBANCO PRUDENTIAL is to hedge cash flows of interest receipt and payment (CDB / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR/UF*/TPM*/Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, LIBOR/ UF*/ TPM* / Selic and foreign exchange rate.
LIBOR/ UF*/ TPM* / Selic and foreign exchange rate*UF (Chilean Unit of Account) / TPM (Monetary Policy Rate).

Strategies	06/30/2019					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	25,301,906	(2,758,347)	(3,758,656)	26,075,536	(2,763,182)
Hedge of assets transactions	1,600,022	-	138,350	138,350	1,739,150	138,464
Hedge of asset-backed securities under repurchase agreements	11,882,586	-	524,947	524,947	13,013,643	524,947
Hedge of UF - denominated assets	8,229,104	-	24,688	24,688	8,204,416	24,628
Hedge of funding	-	2,196,350	(19,206)	(20,698)	2,170,345	(19,206)
Hedge of loan operations	282,576	-	11,472	11,472	271,104	13,278
Foreign exchange risk						
Hedge of highly probable forecast transactions	19,052,515	-	(138,976)	(138,976)	19,052,296	(138,976)
Variable costs risks						
Hedge of highly probable forecast transactions	4,990,994	-	(52,383)	(52,383)	4,990,994	(52,383)
Total	**46,037,797**	**27,498,256**	**(2,269,455)**	**(3,271,256)**	**75,517,484**	**(2,272,430)**

Strategies	06/30/2018					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	25,756,957	(1,131,502)	(2,971,700)	24,808,215	(1,131,728)
Hedge of assets transactions	8,064,241	-	247,827	247,827	8,312,193	247,829
Hedge of asset-backed securities under repurchase agreements	35,779,721	-	169,587	169,588	36,454,413	169,587
Hedge of UF - denominated assets	13,274,417	-	(47,851)	(47,851)	13,274,417	(53,970)
Hedge of funding	-	3,193,658	(9,753)	(9,753)	3,193,658	(9,278)
Hedge of loan operations	283,872	-	5,690	5,690	283,872	5,428
Foreign exchange risk						
Hedge of highly probable forecast transactions	113,997	-	4,237	4,237	113,997	4,237
Total	**57,516,248**	**28,950,615**	**(761,765)**	**(2,601,962)**	**86,440,765**	**(767,895)**

(*) Recorded under heading Asset Valuation Adjustments.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 | 4.19

Hedge Instruments	06/30/2019						
	Nominal Value	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk [3]							
Interest rate futures	40,828,329	441,250	-	(2,099,771)	(2,095,050)	(4,721)	-
Interest rate Swap	10,645,865	2,189,551	8,513,426	18,700	16,954	1,746	-
Foreign exchange risk [4]							
DDI Future	24,043,290	-	4,841,854	(191,359)	(191,359)	-	-
Total	**75,517,484**	**2,630,801**	**13,355,280**	**(2,272,430)**	**(2,269,455)**	**(2,975)**	

Hedge Instruments	06/30/2018						
	Nominal Value	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk [3]							
Interest rate futures	69,574,821	18,743	12,484	(714,312)	(714,088)	(224)	-
Interest rate Swap	16,751,947	128,749	15,113	(57,820)	(51,914)	(5,906)	-
Foreign exchange risk [4]							
Option	113,997	4,237	-	4,237	4,237	-	-
Total	**86,440,765**	**151,729**	**27,597**	**(767,895)**	**(761,765)**	**(6,130)**	**-**

(1) Recorded under heading Derivative financial instruments.
(2) Recorded under heading Asset Valuation Adjustments.
(3) DI Future negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange.
(4) DDI Futures contracts and Dollar Purchase Options negotiated on B3.

The gains or losses related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING PRUDENTIAL expect to recognize in results in the following 12 months, totaling R$ (1,446,029) (R$ (1,627,142) at 06/30/2018). In the period ended 06/30/2019 was recognized amount of R$ (427,723) in result.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 | 4.20

II) Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO PRUDENTIAL consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates related to recognized assets and liabilities.

Strategies	06/30/2019						
	Hedged Item					Hedge Instruments	
	Book value		Fair value adjustments		Variation in the amounts used to calculate hedge ineffectiveness	Nominal Value	Variation in value recognized in income (*)
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	6,595,600	-	6,808,464	-	212,864	6,595,600	(215,829)
Hedge of funding	-	9,049,271	-	8,561,045	(488,226)	9,049,271	487,048
Hedge of available-for-sale securities	10,186,029	-	10,941,632	-	755,603	10,783,281	(749,080)
Total	**16,781,629**	**9,049,271**	**17,750,096**	**8,561,045**	**480,241**	**26,428,152**	**(477,861)**

Strategies	06/30/2018						
	Hedged Item					Hedge Instruments	
	Book value		Fair value adjustments		Variation in the amounts used to calculate hedge ineffectiveness	Nominal Value	Variation in value recognized in income (*)
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	7,097,434	-	7,152,802	-	55,368	7,097,434	(55,950)
Hedge of funding	-	12,146,289	-	12,173,942	27,653	12,146,289	(30,663)
Hedge of available-for-sale securities	943,800	-	978,114	-	34,314	943,800	(38,913)
Total	**8,041,234**	**12,146,289**	**8,130,916**	**12,173,942**	**117,335**	**20,187,523**	**(125,526)**

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 | 4.21

Hedge Instruments	06/30/2019				
	Nominal Value	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Interest rate swap	16,875,726	421,889	289,981	115,445	(6,253)
Others Derivatives	9,552,426	-	9,180,285	(593,306)	8,633
Total (2)	**26,428,152**	**421,889**	**9,470,266**	**(477,861)**	**2,380**

Hedge Instruments	06/30/2018				
	Nominal Value	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Interest rate swap	20,187,523	21,381	158,377	(125,526)	(8,191)
Total	**20,187,523**	**21,381**	**158,377**	**(125,526)**	**(8,191)**

(1) Recorded under heading Derivative financial instruments.

(2) In the period, the amount of R$ 330,887 is no longer qualified as hedge, with effect on result of R$ (16,372).

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING PRUDENTIAL uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – CLF, fixed rate and denominated in Euros and dollars, issued by subsidiaries in Chile, London and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 | 4.22

III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING PRUDENTIAL's strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

Strategies	06/30/2019					
	Hedged item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	-	14,322,602	(2,858,473)	(2,858,473)	12,472,102	(2,984,972)
Total	**-**	**14,322,602**	**(2,858,473)**	**(2,858,473)**	**12,472,102**	**(2,984,972)**

Strategies	06/30/2018					
	Hedged item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	-	14,743,782	(4,085,621)	(4,085,621)	12,604,398	(4,212,120)
Total	**-**	**14,743,782**	**(4,085,621)**	**(4,085,621)**	**12,604,398**	**(4,212,120)**

(*) Recorded under heading Asset Valuation Adjustments.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 | 4.23

Hedge Instruments	06/30/2019						
	Nominal Value	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve
		Assets	Liabilities				
Interest rate risk [3]							
DDI Future	27,682,280	-	10,876	(3,852,639)	(3,761,477)	(91,162)	-
Forward	(1,454,219)	587,912	-	92,853	102,351	(9,498)	-
NDF - Non Deliverable Forward	(13,021,557)	20,887	-	706,636	732,475	(25,839)	-
Financial Assets	(734,402)	734,402	-	68,178	68,178	-	-
Total	**12,472,102**	**1,343,201**	**10,876**	**(2,984,972)**	**(2,858,473)**	**(126,499)**	**-**

Hedge Instruments	06/30/2018						
	Nominal Value	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve
		Assets	Liabilities				
Interest rate risk [3]							
DDI Future	27,806,294	-	135,788	(4,129,227)	(4,038,065)	(91,162)	-
Forward	(1,448,864)	1,184,433	-	(60,446)	(50,948)	(9,498)	-
NDF - Non Deliverable Forward	(13,056,425)	365,281	-	(18,872)	6,967	(25,839)	-
Financial Assets	(696,607)	696,607	-	(3,575)	(3,575)	-	-
Total	**12,604,398**	**2,246,321**	**135,788**	**(4,212,120)**	**(4,085,621)**	**(126,499)**	**-**

(1) Recorded under heading Derivative financial instruments.

(2) Recorded under heading Asset Valuation Adjustments.

(3) DDI Future negotiated on B3 and Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 | 4.24

IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investiment in foreign operations: 06/30/2019 Strategies 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years Over 10 years Total Hedge of deposits and securities purchased under agreements to resell 3,106,924 8,930,780 1,551,474 8,191,853 - 4,294,505 - 26,075,536 Hedge of highly probable anticipated transactions 24,043,290 - - - - - - 24,043,290 Hedge of assets transactions - 1,739,150 - - - - - 1,739,150 Hedge of assets denominated in UF 4,932,812 3,214,996 56,608 - - - - 8,204,416 Hedge of funding (Cash flow) 1,937,083 - - - - 233,262 - 2,170,345 Hedge of loan operations (Cash flow) 28,240 22,592 192,032 28,240 - - - 271,104 Hedge of loan operations (Market risk) 269,031 762,657 1,611,972 1,380,337 826,016 881,061 864,526 6,595,600 Hedge of funding (Market risk) 1,608,862 157,597 157,599 797,590 - 4,026,694 2,300,929 9,049,271 Hedge of available-for-sale securities 4,339,672 1,624,821 - 1,038,671 - 2,951,157 828,960 10,783,281 Asset-backed securities under repurchase agreements 7,153,018 1,747,212 - 4,113,413 - - - 13,013,643 (*) 12,472,102 - - - - - - 12,472,102 Hedge of net investment in foreign operations Total 59, 891,034 18, 199,805 3, 569,685 15, 550,104 826, 016 12, 386,679 3, 994,415 114, 417,738 06/30/2018 Strategies 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years Over 10 years Total Hedge of deposits and securities purchased under agreements to resell 15,415,657 2,544,101 5,022,835 111,575 1,705,507 8,540 - 24,808,215 Hedge of highly probable anticipated transactions 97,712 16,285 - - - - - 113,997 Hedge of assets transactions 7,011,873 - 1,300,320 - - - - 8,312,193 Hedge of assets denominated in UF 11,227,126 1,988,810 - 58,481 - - - 13,274,417 Hedge of funding (Cash flow) 1,870,363 508,937 475,486 29,570 - 309,302 - 3,193,658 Hedge of loan operations (Cash flow) - 29,570 23,656 201,076 29,570 - - 283,872 Hedge of loan operations (Market risk) 152,006 285,671 644,901 1,977,559 1,211,989 1,584,553 1,240,755 7,097,434 Hedge of funding (Market risk) 140,427 4,036,630 406,061 160,617 818,869 4,142,307 2,441,378 12,146,289 Hedge of available-for-sale securities - 369,600 265,320 - - 308,880 - 943,800 Asset-backed securities under repurchase agreements 25,164,137 6,513,152 1,527,057 - 3,250,067 - - 36,454,413 (*) 12,604,398 - - - - - - 12,604,398 Hedge of net investment in foreign operations 73, 683,699 16, 292,756 9, 665,636 2, 538,878 7, 016,002 6, 353,582 3, 682,133 119, 232,686 Total (*) Classified as current, since instruments are frequently renewed. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.25 IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investiment in foreign operations: 06/30/2019 Strategies 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years Over 10 years Total Hedge of deposits and securities purchased under agreements to resell 3,106,924 8,930,780 1,551,474 8,191,853 - 4,294,505 - 26,075,536 Hedge of highly probable anticipated transactions 24,043,290 - - - - - - 24,043,290 Hedge of assets transactions - 1,739,150 - - - - - 1,739,150 Hedge of assets denominated in UF 4,932,812 3,214,996 56,608 - - - - 8,204,416 Hedge of funding (Cash flow) 1,937,083 - - - - 233,262 - 2,170,345 Hedge of loan operations (Cash flow) 28,240 22,592 192,032 28,240 - - - 271,104 Hedge of loan operations (Market risk) 269,031 762,657 1,611,972 1,380,337 826,016 881,061 864,526 6,595,600 Hedge of funding (Market risk) 1,608,862 157,597 157,599 797,590 - 4,026,694 2,300,929 9,049,271 Hedge of available-for-sale securities 4,339,672 1,624,821 - 1,038,671 - 2,951,157 828,960 10,783,281 Asset-backed securities under repurchase agreements 7,153,018 1,747,212 - 4,113,413 - - - 13,013,643 (*) 12,472,102 - - - - - - 12,472,102 Hedge of net investment in foreign operations Total 59, 891,034 18, 199,805 3, 569,685 15, 550,104 826, 016 12, 386,679 3, 994,415 114, 417,738 06/30/2018 Strategies 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years Over 10 years Total Hedge of deposits and securities purchased under agreements to resell 15,415,657 2,544,101 5,022,835 111,575 1,705,507 8,540 - 24,808,215 Hedge of highly probable anticipated transactions 97,712 16,285 - - - - - 113,997 Hedge of assets transactions 7,011,873 - 1,300,320 - - - - 8,312,193 Hedge of assets denominated in UF 11,227,126 1,988,810 - 58,481 - - - 13,274,417 Hedge of funding (Cash flow) 1,870,363 508,937 475,486 29,570 - 309,302 - 3,193,658 Hedge of loan operations (Cash flow) - 29,570 23,656 201,076 29,570 - - 283,872 Hedge of loan operations (Market risk) 152,006 285,671 644,901 1,977,559 1,211,989 1,584,553 1,240,755 7,097,434 Hedge of funding (Market risk) 140,427 4,036,630 406,061 160,617 818,869 4,142,307 2,441,378 12,146,289 Hedge of available-for-sale securities - 369,600 265,320 - - 308,880 - 943,800 Asset-backed securities under repurchase agreements 25,164,137 6,513,152 1,527,057 - 3,250,067 - - 36,454,413 (*) 12,604,398 - - - - - - 12,604,398 Hedge of net investment in foreign operations 73, 683,699 16, 292,756 9, 665,636 2, 538,878 7, 016,002 6, 353,582 3, 682,133 119, 232,686 Total (*) Classified as current, since instruments are frequently renewed. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.25

g) Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction nº. 475, ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out a sensitivity analysis by market risk factors considered relevant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, by providing an overview of ITAÚ UNIBANCO HOLDING PRUDENTIAL's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider management's quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity to significant losses. In addition, the study's sole purpose is to disclose the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Trading portfolio	Exposures	06/30/2019 (*)		
		Scenarios		
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	32	(1,990)	6,486
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(640)	(37,105)	(81,830)
Foreign Exchange Rates	Prices of Foreign Currencies	624	119,304	308,245
Price Index Linked	Interest of Inflation coupon	(263)	(10,001)	(17,246)
TR	TR Linked Interest Rates	-	-	(1)
Equities	Prices of Equities	1,239	24,982	64,860
Other	Exposures that do not fall under the definitions above	200	207	3,071
TOTAL		1,192	95,397	283,585

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	06/30/2019 (*)		
		Scenarios		
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(7,289)	(1,112,595)	(2,177,732)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(3,205)	(284,743)	(555,907)
Foreign Exchange Rates	Prices of Foreign Currencies	4,332	39,526	127,732
Price Index Linked	Interest of Inflation coupon	(3,709)	(329,487)	(605,842)
TR	TR Linked Interest Rates	35	(15,709)	(27,928)
Equities	Prices of Equities	1,885	8,836	32,567
Other	Exposures that do not fall under the definitions above	284	(1,004)	(3,258)
TOTAL		(7,667)	(1,695,176)	(3,210,368)

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

- **Scenario I**: Addition of 1 base point to the fixed interest rate, currency coupon, inflation , and interest rate index, and 1 percentage point in currency and share prices;
- **Scenario II**: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;
- **Scenario III**: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING PRUDENTIAL are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 | 4.26

Note 6 - Loan, lease and other credit operations a) Composition of the portfolio with credit granting characteristics I – By type of operations and risk level 06/30/2019 06/30/2018 Risk levels AA A B C D E F G H Total Total Loan operations 231, 769,429 114, 979,833 48,641,343 24,246,445 8, 543,443 5, 056,171 4,683,602 5,200,553 9,733,495 452, 854,314 432, 496,299 Loans and discounted trade receivables 95,294,318 92, 441,035 34, 850,247 20,749,769 7,248,196 3, 741,178 3,173,956 3, 409,790 8,466,655 269,375,144 260, 484,616 Financing 58,673,518 15, 339,977 11,120,296 2, 387,031 750,303 809, 160 971, 169 1,266,037 905,444 92, 222,935 84, 802,412 Farming and agribusiness financing 9, 308,858 762,560 743,158 58,890 20,467 34,535 20,232 18,419 6,651 10, 973,770 8, 627,036 Real estate financing 68,492,735 6,436,261 1, 927,642 1, 050,755 524,477 471,298 518,245 506, 307 354,745 80,282,465 78, 582,235 Lease operations 1,508,751 4,173,358 1,126,154 327,464 116,072 32,251 117,689 31,299 129,172 7,562,210 8, 337,364 Credit card operations 348,694 72, 162,410 3,767,531 3, 015,472 1, 431,676 758,991 867,957 665,670 3, 229,919 86, 248,320 72,483,745 (1) Advance on exchange contracts 2, 888,411 594,476 678,616 101,683 69,560 17,890 21,873 - 11,856 4,384,365 4, 156,304 (2) Other sundry receivables 2,991 373,941 849 68,786 49,790 157 83,372 1,047,444 234,243 1,861,573 1,036,162 Total operations with credit granting characteristics 236,518,276 192,284,018 54,214,493 27, 759,850 10,210,541 5, 865,460 5,774,493 6,944,966 13, 338,685 552, 910,782 518, 509,874 (3) - - - - - - - - - 64, 804,008 70,298,840 Financial Guarantees Provided Total with Financial Guarantees Provided 236, 518,276 192, 284,018 54,214,493 27, 759,850 10, 210,541 5, 865,460 5,774,493 6, 944,966 13, 338,685 617,714,790 588,808,714 Total – 06/30/2018 226, 156,862 173,712,698 49, 215,262 25,117,587 11, 349,288 5,245,195 7, 368,402 7, 096,206 13, 248,374 518, 509,874 (1) Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a); (2) Includes Securities and credits receivable, Debtors for purchase of assets and Financial Guarantees Paid; (3) Recorded in Memorandum Accounts. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.27 Note 6 - Loan, lease and other credit operations a) Composition of the portfolio with credit granting characteristics I – By type of operations and risk level 06/30/2019 06/30/2018 Risk levels AA A B C D E F G H Total Total Loan operations 231, 769,429 114, 979,833 48,641,343 24,246,445 8, 543,443 5, 056,171 4,683,602 5,200,553 9,733,495 452, 854,314 432, 496,299 Loans and discounted trade receivables 95,294,318 92, 441,035 34, 850,247 20,749,769 7,248,196 3, 741,178 3,173,956 3, 409,790 8,466,655 269,375,144 260, 484,616 Financing 58,673,518 15, 339,977 11,120,296 2, 387,031 750,303 809, 160 971, 169 1,266,037 905,444 92, 222,935 84, 802,412 Farming and agribusiness financing 9, 308,858 762,560 743,158 58,890 20,467 34,535 20,232 18,419 6,651 10, 973,770 8, 627,036 Real estate financing 68,492,735 6,436,261 1, 927,642 1, 050,755 524,477 471,298 518,245 506, 307 354,745 80,282,465 78, 582,235 Lease operations 1,508,751 4,173,358 1,126,154 327,464 116,072 32,251 117,689 31,299 129,172 7,562,210 8, 337,364 Credit card operations 348,694 72, 162,410 3,767,531 3, 015,472 1, 431,676 758,991 867,957 665,670 3, 229,919 86, 248,320 72,483,745 (1) Advance on exchange contracts 2, 888,411 594,476 678,616 101,683 69,560 17,890 21,873 - 11,856 4,384,365 4, 156,304 (2) Other sundry receivables 2,991 373,941 849 68,786 49,790 157 83,372 1,047,444 234,243 1,861,573 1,036,162 Total operations with credit granting characteristics 236,518,276 192,284,018 54,214,493 27, 759,850 10,210,541 5, 865,460 5,774,493 6,944,966 13, 338,685 552, 910,782 518, 509,874 (3) - - - - - - - - - 64, 804,008 70,298,840 Financial Guarantees Provided Total with Financial Guarantees Provided 236, 518,276 192, 284,018 54,214,493 27, 759,850 10, 210,541 5, 865,460 5,774,493 6, 944,966 13, 338,685 617,714,790 588,808,714 Total – 06/30/2018 226, 156,862 173,712,698 49, 215,262 25,117,587 11, 349,288 5,245,195 7, 368,402 7, 096,206 13, 248,374 518, 509,874 (1) Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a); (2) Includes Securities and credits receivable, Debtors for purchase of assets and Financial Guarantees Paid; (3) Recorded in Memorandum Accounts. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.27

II – By maturity and risk level 06/30/2019 06/30/2018 AA A B C D E F G H Total Total (1) (2) Overdue Operations Falling due installments - - 1, 948,933 1, 853,452 1, 440,946 1, 216,646 1, 331,279 1, 407,538 3, 712,656 12, 911,450 12, 825,938 01 to 30 - - 86, 822 89, 511 72, 644 59, 840 60, 839 49, 244 195, 284 614, 184 548, 494 31 to 60 - - 66, 508 77,385 84, 247 52, 209 55, 762 41, 779 175, 101 552, 991 444, 979 61 to 90 - - 62,718 72, 280 66, 643 47, 360 49, 542 39, 540 162, 106 500, 189 501, 566 91 to 180 - - 169, 865 204, 616 175, 481 134, 313 146,662 120, 074 501, 987 1, 452,998 1, 125,709 181 to 365 - - 272, 503 306, 714 271, 143 214, 619 225,877 268, 837 694, 168 2, 253,861 1, 945,952 Over 365 - - 1, 290,517 1, 102,946 770, 788 708, 305 792,597 888, 064 1, 984,010 7, 537,227 8, 259,238 Overdue installments - - 993, 178 1, 156,470 1, 301,165 1, 103,875 1, 595,956 1, 592,769 6, 291,976 14, 035,389 12, 742,540 01 to 14 - - 8, 118 35,191 30, 504 24, 861 24, 561 29, 099 82, 277 234, 611 234, 921 15 to 30 - - 821, 587 145, 605 109, 834 79, 121 55, 963 66, 056 220, 970 1, 499,136 1, 525,044 31 to 60 - - 163, 473 838, 109 208, 388 162, 138 142, 787 94, 261 368, 368 1, 977,524 1, 790,073 61 to 90 - - - 102, 487 861, 077 140, 862 185, 960 114, 756 356, 013 1, 761,155 1, 485,460 91 to 180 - - - 35,078 91, 362 660, 412 1, 131,260 1, 019,771 1, 085,749 4, 023,632 3, 463,515 181 to 365 - - - - - 36, 481 55, 425 268, 826 4, 010,802 4, 371,534 4, 047,703 Over 365 - - - - - - - - 167, 797 167, 797 195, 824 Subtotal (a) - - 2, 942,111 3, 009,922 2, 742,111 2, 320,521 2, 927,235 3, 000,307 10, 004,632 26, 946,839 25, 568,478 Specific allowance (b) - - (29,421) (90,298) (274,211) (696,156) (1,463,618) (2,100,215) (10,004,632) (14,658,551) (13,848,834) Subtotal - 06/30/2018 - - 3, 137,159 2, 874,505 2, 492,815 2, 199,147 2, 665,571 2, 366,215 9, 833,066 25, 568,478 Non-overdue operations Falling due installments 235, 615,937 190, 389,743 50, 593,066 24,491,879 7, 316,364 3, 465,505 2, 798,771 3, 921,178 3, 274,463 521, 866,906 489, 252,244 01 to 30 18,208,113 42, 775,420 8, 688,070 3, 799,957 1, 372,481 291, 609 283, 507 335, 129 437, 926 76, 192,212 68, 399,673 31 to 60 19,307,853 19,016,854 4, 207,704 1, 374,940 506, 341 200, 600 85, 545 70, 537 189, 050 44, 959,424 40, 231,133 61 to 90 10,110,407 13,245,944 3, 374,783 1, 070,734 462, 688 154, 022 82, 263 261, 806 164, 578 28, 927,225 24, 061,422 91 to 180 25,339,834 25, 824,345 6, 701,535 2, 429,859 820, 332 284, 187 299, 029 442, 416 485, 038 62, 626,575 52, 854,822 181 to 365 32, 522,173 27,213,112 8, 039,358 3, 127,903 1, 115,270 512, 166 368, 337 286, 191 590, 396 73, 774,906 63, 995,372 Over 365 130, 127,557 62,314,068 19,581,616 12, 688,486 3, 039,252 2, 022,921 1, 680,090 2, 525,099 1, 407,475 235, 386,564 239, 709,822 Overdue up to 14 days 902, 339 1, 894,275 679, 316 258, 049 152, 066 79, 434 48, 487 23, 481 59, 590 4, 097,037 3, 689,152 Subtotal (c) 236, 518,276 192, 284,018 51, 272,382 24, 749,928 7, 468,430 3, 544,939 2, 847,258 3, 944,659 3, 334,053 525, 963,943 492, 941,396 Generic allowance (d) - (961,420) (512,724) (742,498) (746,843) (1,063,482) (1,423,629) (2,761,261) (3,334,053) (11,545,910) (12,873,816) Subtotal - 06/30/2018 226, 156,862 173, 712,698 46,078,103 22, 243,082 8, 856,473 3, 046,048 4, 702,831 4, 729,991 3, 415,308 492, 941,396 Portfolio total (a + c) 236, 518,276 192, 284,018 54,214,493 27, 759,850 10, 210,541 5, 865,460 5, 774,493 6, 944,966 13, 338,685 552, 910,782 518, 509,874 Existing allowance - (961,420) (542,145) (832,796) (1,021,054) (2,537,715) (5,773,916) (6,944,271) (13,338,685) (33,090,509) (36,118,342) Minimum required (b + d) - (961,420) (542,145) (832,796) (1,021,054) (1,759,638) (2,887,247) (4,861,476) (13,338,685) (26,204,461) (26,722,650) Additional - - - - - (778,077) (2,886,669) (2,082,795) - (6,886,048) (9,395,692) (3) Financial Guarantees - - - - - - - - - (1,138,507) (1,810,014) (4) Additional - - - - - (778,077) (2,886,669) (2,082,795) - (5,747,541) (7,585,678) Portfolio total at 06/30/2018 226, 156,862 173, 712,698 49, 215,262 25,117,587 11, 349,288 5, 245,195 7, 368,402 7, 096,206 13, 248,374 518, 509,874 Existing allowance at 06/30/2018 - (868,563) (492,153) (753,528) (1,134,929) (3,347,620) (7,367,665) (7,095,496) (13,248,374) (36,118,342) Minimum required - (868,563) (492,153) (753,528) (1,134,929) (1,573,558) (3,684,201) (4,967,344) (13,248,374) (26,722,650) Additional - - - - - (1,774,062) (3,683,464) (2,128,152) - (9,395,692) (3) Financial Guarantees - - - - - - - - - (1,810,014) (4) Additional - - - - - (1,774,062) (3,683,464) (2,128,152) - (7,585,678) (1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy; (2) The balance of non-accrual operations amounts to R$ 19,523,509 (R$ 17,975,644 at 06/30/2018); (3) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet; (4) Related to expected and potential loss. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.28 II – By maturity and risk level 06/30/2019 06/30/2018 AA A B C D E F G H Total Total (1) (2) Overdue Operations Falling due installments - - 1, 948,933 1, 853,452 1, 440,946 1, 216,646 1, 331,279 1, 407,538 3, 712,656 12, 911,450 12, 825,938 01 to 30 - - 86, 822 89, 511 72, 644 59, 840 60, 839 49, 244 195, 284 614, 184 548, 494 31 to 60 - - 66, 508 77,385 84, 247 52, 209 55, 762 41, 779 175, 101 552, 991 444, 979 61 to 90 - - 62,718 72, 280 66, 643 47, 360 49, 542 39, 540 162, 106 500, 189 501, 566 91 to 180 - - 169, 865 204, 616 175, 481 134, 313 146,662 120, 074 501, 987 1, 452,998 1, 125,709 181 to 365 - - 272, 503 306, 714 271, 143 214, 619 225,877 268, 837 694, 168 2, 253,861 1, 945,952 Over 365 - - 1, 290,517 1, 102,946 770, 788 708, 305 792,597 888, 064 1, 984,010 7, 537,227 8, 259,238 Overdue installments - - 993, 178 1, 156,470 1, 301,165 1, 103,875 1, 595,956 1, 592,769 6, 291,976 14, 035,389 12, 742,540 01 to 14 - - 8, 118 35,191 30, 504 24, 861 24, 561 29, 099 82, 277 234, 611 234, 921 15 to 30 - - 821, 587 145, 605 109, 834 79, 121 55, 963 66, 056 220, 970 1, 499,136 1, 525,044 31 to 60 - - 163, 473 838, 109 208, 388 162, 138 142, 787 94, 261 368, 368 1, 977,524 1, 790,073 61 to 90 - - - 102, 487 861, 077 140, 862 185, 960 114, 756 356, 013 1, 761,155 1, 485,460 91 to 180 - - - 35,078 91, 362 660, 412 1, 131,260 1, 019,771 1, 085,749 4, 023,632 3, 463,515 181 to 365 - - - - - 36, 481 55, 425 268, 826 4, 010,802 4, 371,534 4, 047,703 Over 365 - - - - - - - - 167, 797 167, 797 195, 824 Subtotal (a) - - 2, 942,111 3, 009,922 2, 742,111 2, 320,521 2, 927,235 3, 000,307 10, 004,632 26, 946,839 25, 568,478 Specific allowance (b) - - (29,421) (90,298) (274,211) (696,156) (1,463,618) (2,100,215) (10,004,632) (14,658,551) (13,848,834) Subtotal - 06/30/2018 - - 3, 137,159 2, 874,505 2, 492,815 2, 199,147 2, 665,571 2, 366,215 9, 833,066 25, 568,478 Non-overdue operations Falling due installments 235, 615,937 190, 389,743 50, 593,066 24,491,879 7, 316,364 3, 465,505 2, 798,771 3, 921,178 3, 274,463 521, 866,906 489, 252,244 01 to 30 18,208,113 42, 775,420 8, 688,070 3, 799,957 1, 372,481 291, 609 283, 507 335, 129 437, 926 76, 192,212 68, 399,673 31 to 60 19,307,853 19,016,854 4, 207,704 1, 374,940 506, 341 200, 600 85, 545 70, 537 189, 050 44, 959,424 40, 231,133 61 to 90 10,110,407 13,245,944 3, 374,783 1, 070,734 462, 688 154, 022 82, 263 261, 806 164, 578 28, 927,225 24, 061,422 91 to 180 25,339,834 25, 824,345 6, 701,535 2, 429,859 820, 332 284, 187 299, 029 442, 416 485, 038 62, 626,575 52, 854,822 181 to 365 32, 522,173 27,213,112 8, 039,358 3, 127,903 1, 115,270 512, 166 368, 337 286, 191 590, 396 73, 774,906 63, 995,372 Over 365 130, 127,557 62,314,068 19,581,616 12, 688,486 3, 039,252 2, 022,921 1, 680,090 2, 525,099 1, 407,475 235, 386,564 239, 709,822 Overdue up to 14 days 902, 339 1, 894,275 679, 316 258, 049 152, 066 79, 434 48, 487 23, 481 59, 590 4, 097,037 3, 689,152 Subtotal (c) 236, 518,276 192, 284,018 51, 272,382 24, 749,928 7, 468,430 3, 544,939 2, 847,258 3, 944,659 3, 334,053 525, 963,943 492, 941,396 Generic allowance (d) - (961,420) (512,724) (742,498) (746,843) (1,063,482) (1,423,629) (2,761,261) (3,334,053) (11,545,910) (12,873,816) Subtotal - 06/30/2018 226, 156,862 173, 712,698 46,078,103 22, 243,082 8, 856,473 3, 046,048 4, 702,831 4, 729,991 3, 415,308 492, 941,396 Portfolio total (a + c) 236, 518,276 192, 284,018 54,214,493 27, 759,850 10, 210,541 5, 865,460 5, 774,493 6, 944,966 13, 338,685 552, 910,782 518, 509,874 Existing allowance - (961,420) (542,145) (832,796) (1,021,054) (2,537,715) (5,773,916) (6,944,271) (13,338,685) (33,090,509) (36,118,342) Minimum required (b + d) - (961,420) (542,145) (832,796) (1,021,054) (1,759,638) (2,887,247) (4,861,476) (13,338,685) (26,204,461) (26,722,650) Additional - - - - - (778,077) (2,886,669) (2,082,795) - (6,886,048) (9,395,692) (3) Financial Guarantees - - - - - - - - - (1,138,507) (1,810,014) (4) Additional - - - - - (778,077) (2,886,669) (2,082,795) - (5,747,541) (7,585,678) Portfolio total at 06/30/2018 226, 156,862 173, 712,698 49, 215,262 25,117,587 11, 349,288 5, 245,195 7, 368,402 7, 096,206 13, 248,374 518, 509,874 Existing allowance at 06/30/2018 - (868,563) (492,153) (753,528) (1,134,929) (3,347,620) (7,367,665) (7,095,496) (13,248,374) (36,118,342) Minimum required - (868,563) (492,153) (753,528) (1,134,929) (1,573,558) (3,684,201) (4,967,344) (13,248,374) (26,722,650) Additional - - - - - (1,774,062) (3,683,464) (2,128,152) - (9,395,692) (3) Financial Guarantees - - - - - - - - - (1,810,014) (4) Additional - - - - - (1,774,062) (3,683,464) (2,128,152) - (7,585,678) (1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy; (2) The balance of non-accrual operations amounts to R$ 19,523,509 (R$ 17,975,644 at 06/30/2018); (3) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet; (4) Related to expected and potential loss. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.28

III – By business sector 06/30/2019% 06/30/2018 % Public Sector 552,259 0.1% 2,652,568 0.5% Private sector 552,358,523 99.9% 515,857,306 99.5% Companies 269,804,131 48.8% 260,302,796 50.2% Individuals 282,554,392 51.1% 255,554,510 49.3% Grand total 552,910,782 100.0% 518,509,874 100.0% IV - Financial guarantees provided by type 06/30/2019 06/30/2018 Type of guarantees Portfolio Provision Portfolio Provision Endorsements or sureties pledged in legal and administrative tax proceedings 31,779,807 (450,170) 34,987,221 (942,083) Sundry bank guarantees 21,533,674 (558,483) 23,305,191 (690,630) Other financial guarantees provided 6,765,653 (68,999) 6,035,350 (106,513) Tied to the distribution of marketable securities by Public Offering 250,000 (6) 1,259,330 (5,883) Restricted to bids, auctions, service provision or execution of works 3,045,464 (22,690) 3,843,912 (55,896) Restricted to supply of goods 897,297 (31,890) 674,027 (7,482) Restricted to international trade of goods 532,113 (6,269) 193,809 (1,527) Total 64,804,008 (1,138,507) 70,298,840 (1,810,014) b) Credit concentration 06/30/2019 06/30/2018 (*) Loan, lease and other credit operations % of % of Risk Risk total total Largest debtor 5,243,663 0.8 5,501,637 0. 9 10 largest debtors 28,982,111 4. 7 31,603,416 5.4 20 largest debtors 43,912,647 7.1 48,118,355 8.2 50 largest debtors 70,661,608 11.4 74,084,111 12.6 100 largest debtors 95,875,769 15. 5 100, 498,166 17.1 (*) The amounts include financial guarantees provided. 06/30/2019 06/30/2018 Loan, lease and other credit operations and securities of (*) companies and financial institutions % of % of Risk Risk total total Largest debtor 6,399,832 0.9 7,761,378 1.2 10 largest debtors 45,239,507 6.4 42,937,624 6.4 20 largest debtors 68,737,997 9. 7 67, 516,521 10.0 50 largest debtors 114,067,064 16. 0 108,899,073 16. 2 100 largest debtors 150,093,543 21.1 144, 031,703 21. 4 (*) The amounts include financial guarantees provided. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.29 III – By business sector 06/30/2019% 06/30/2018 % Public Sector 552,259 0.1% 2,652,568 0.5% Private sector 552,358,523 99.9% 515,857,306 99.5% Companies 269,804,131 48.8% 260,302,796 50.2% Individuals 282,554,392 51.1% 255,554,510 49.3% Grand total 552,910,782 100.0% 518,509,874 100.0% IV - Financial guarantees provided by type 06/30/2019 06/30/2018 Type of guarantees Portfolio Provision Portfolio Provision Endorsements or sureties pledged in legal and administrative tax proceedings 31,779,807 (450,170) 34,987,221 (942,083) Sundry bank guarantees 21,533,674 (558,483) 23,305,191 (690,630) Other financial guarantees provided 6,765,653 (68,999) 6,035,350 (106,513) Tied to the distribution of marketable securities by Public Offering 250,000 (6) 1,259,330 (5,883) Restricted to bids, auctions, service provision or execution of works 3,045,464 (22,690) 3,843,912 (55,896) Restricted to supply of goods 897,297 (31,890) 674,027 (7,482) Restricted to international trade of goods 532,113 (6,269) 193,809 (1,527) Total 64,804,008 (1,138,507) 70,298,840 (1,810,014) b) Credit concentration 06/30/2019 06/30/2018 (*) Loan, lease and other credit operations % of % of Risk Risk total total Largest debtor 5,243,663 0.8 5,501,637 0. 9 10 largest debtors 28,982,111 4. 7 31,603,416 5.4 20 largest debtors 43,912,647 7.1 48,118,355 8.2 50 largest debtors 70,661,608 11.4 74,084,111 12.6 100 largest debtors 95,875,769 15. 5 100, 498,166 17.1 (*) The amounts include financial guarantees provided. 06/30/2019 06/30/2018 Loan, lease and other credit operations and securities of (*) companies and financial institutions % of % of Risk Risk total total Largest debtor 6,399,832 0.9 7,761,378 1.2 10 largest debtors 45,239,507 6.4 42,937,624 6.4 20 largest debtors 68,737,997 9. 7 67, 516,521 10.0 50 largest debtors 114,067,064 16. 0 108,899,073 16. 2 100 largest debtors 150,093,543 21.1 144, 031,703 21. 4 (*) The amounts include financial guarantees provided. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.29

c) Changes in allowance for loan losses and Provision for Financial Guarantees Pledged 01/01 to 01/01 to 06/30/2019 06/30/2018 Opening balance (34,260,632) (37,309,465) Net increase for the period (8,507,185) (7,545,575) Required by Resolution nº. 2,682/99 (9,131,966) (8,260,039) Required by Resolution nº. 4,512/16 (2,813) 139,630 627,594 574,834 Additional allowance Write-Off 9,400,399 9,493,450 Others, mainly foreign exchange 276,909 (756,752) (1) Closing balance (33,090,509) (36,118,342) Required by Resolution nº. 2,682/99 (26,204,461) (26,722,650) (2) Specific (14,658,551) (13,848,834) (3) Generic (11,545,910) (12,873,816) (6,886,048) (9,395,692) Additional allowance (4) For Financial Guarantees Provided required by Resolution nº. 4,512/16 (1,138,507) (1,810,014) (7,585,678) Additional (5,747,541) (1) The allowance for loan losses related to the lease portfolio amounts to: R$ (273,386) (R$ (356,297) at 06/30/2018); (2) Operations with overdue installments for more than 14 days or under responsibility of administrators or companies in the process of declaring bankruptcy; (3) For operations not covered in the previous item due to the classification of the client or operation; (4) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet. At 06/30/2019, the balance of the allowance in relation to the loan portfolio is equivalent to 6.0% (7.0% at 06/30/2018). d) Renegotiated loan operations 06/30/2019 06/30/2018 Allowance for Allowance for (1) (1) % % Portfolio Portfolio Loan Losses Loan Losses Total renegotiated loans 26, 949,599 (10,559,586) 39.2% 27, 457,500 (10,958,849) 39.9% (2) (11,362,857) 3, 024,370 26.6% (9,946,871) 2,321,790 23.3% (-) Renegotiated loans overdue up to 30 days (2) 15, 586,742 (7,535,216) 48.3% 17,510,629 (8,637,059) 49.3% Renegotiated loans overdue over 30 days (1)The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 107,933 (R$ 125,951 at 06/30/2018); (2) Delays determined upon renegotiation. e) Restricted operations on assets See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002. 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Over 365 Income Income 31 - 180 181 - 365 Total Total days (expenses) (expenses) Restricted operations on assets Loan operations 135,518 - 8,357,145 8,492,663 9,635,919 83,751 848,038 Liabilities - restricted operations on assets Foreign borrowing through securities 135,518 808,853 8,354,393 9,298,764 9,537,067 (54,307) (855,542) Net revenue from restricted operations 29,444 (7,504) At 06/30/2019 and 06/30/2018 there were no balances in default. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.30 c) Changes in allowance for loan losses and Provision for Financial Guarantees Pledged 01/01 to 01/01 to 06/30/2019 06/30/2018 Opening balance (34,260,632) (37,309,465) Net increase for the period (8,507,185) (7,545,575) Required by Resolution nº. 2,682/99 (9,131,966) (8,260,039) Required by Resolution nº. 4,512/16 (2,813) 139,630 627,594 574,834 Additional allowance Write-Off 9,400,399 9,493,450 Others, mainly foreign exchange 276,909 (756,752) (1) Closing balance (33,090,509) (36,118,342) Required by Resolution nº. 2,682/99 (26,204,461) (26,722,650) (2) Specific (14,658,551) (13,848,834) (3) Generic (11,545,910) (12,873,816) (6,886,048) (9,395,692) Additional allowance (4) For Financial Guarantees Provided required by Resolution nº. 4,512/16 (1,138,507) (1,810,014) (7,585,678) Additional (5,747,541) (1) The allowance for loan losses related to the lease portfolio amounts to: R$ (273,386) (R$ (356,297) at 06/30/2018); (2) Operations with overdue installments for more than 14 days or under responsibility of administrators or companies in the process of declaring bankruptcy; (3) For operations not covered in the previous item due to the classification of the client or operation; (4) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet. At 06/30/2019, the balance of the allowance in relation to the loan portfolio is equivalent to 6.0% (7.0% at 06/30/2018). d) Renegotiated loan operations 06/30/2019 06/30/2018 Allowance for Allowance for (1) (1) % % Portfolio Portfolio Loan Losses Loan Losses Total renegotiated loans 26, 949,599 (10,559,586) 39.2% 27, 457,500 (10,958,849) 39.9% (2) (11,362,857) 3, 024,370 26.6% (9,946,871) 2,321,790 23.3% (-) Renegotiated loans overdue up to 30 days (2) 15, 586,742 (7,535,216) 48.3% 17,510,629 (8,637,059) 49.3% Renegotiated loans overdue over 30 days (1)The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 107,933 (R$ 125,951 at 06/30/2018); (2) Delays determined upon renegotiation. e) Restricted operations on assets See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002. 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Over 365 Income Income 31 - 180 181 - 365 Total Total days (expenses) (expenses) Restricted operations on assets Loan operations 135,518 - 8,357,145 8,492,663 9,635,919 83,751 848,038 Liabilities - restricted operations on assets Foreign borrowing through securities 135,518 808,853 8,354,393 9,298,764 9,537,067 (54,307) (855,542) Net revenue from restricted operations 29,444 (7,504) At 06/30/2019 and 06/30/2018 there were no balances in default. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.30

f) Operations of sale or transfers and acquisitions of financial assets ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred through co-obligation covenants. Thus, such credits continued recorded in the Consolidated Balance Sheet and are represented as follows: 06/30/2019 06/30/2018 (1) (1) Assets Assets Liabilities Liabilities Nature of operation Book value Fair value Book value Fair value Book value Fair value Book value Fair value Mortgage Loan 1, 634,487 1,662,840 1, 627,976 1,656,329 2, 103,033 2, 018,831 2, 096,250 2,012,048 Working capital 1, 789,731 1,789,731 1, 754,909 1, 754,909 2, 505,204 2,505,204 2, 437,154 2,437,154 (2) Other 2, 541 2,541 - - 5, 154 5,154 Total 3, 424,218 3,452,571 3, 385,426 3,413,779 4, 608,237 4, 524,035 4, 538,558 4,454,356 (1) Under Other sundry liabilities. (2) Assignment of operations that had already been written down to losses. Operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 53,473 in the period from January 1 to June 30, 2019 (R$ 12,291 from January 1 to June 30, 2018), net of the Allowance for Loan Losses. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.31 f) Operations of sale or transfers and acquisitions of financial assets ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred through co-obligation covenants. Thus, such credits continued recorded in the Consolidated Balance Sheet and are represented as follows: 06/30/2019 06/30/2018 (1) (1) Assets Assets Liabilities Liabilities Nature of operation Book value Fair value Book value Fair value Book value Fair value Book value Fair value Mortgage Loan 1, 634,487 1,662,840 1, 627,976 1,656,329 2, 103,033 2, 018,831 2, 096,250 2,012,048 Working capital 1, 789,731 1,789,731 1, 754,909 1, 754,909 2, 505,204 2,505,204 2, 437,154 2,437,154 (2) Other 2, 541 2,541 - - 5, 154 5,154 Total 3, 424,218 3,452,571 3, 385,426 3,413,779 4, 608,237 4, 524,035 4, 538,558 4,454,356 (1) Under Other sundry liabilities. (2) Assignment of operations that had already been written down to losses. Operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 53,473 in the period from January 1 to June 30, 2019 (R$ 12,291 from January 1 to June 30, 2018), net of the Allowance for Loan Losses. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.31

Note 7 – Funding, borrowing and onlending a) Summary 06/30/2019 06/30/2018 0-30 31-180 181-365 Over 365 days Total Total Deposits 270,023,136 32,642,717 15,137,189 154,349,178 472,152,220 431,428,555 Deposits received under securities repurchase agreements 258,678,772 4,660,787 2,810,378 50,791,963 316,941,900 316,306,586 Funds from acceptance and issuance of securities 6,915,048 22,698,139 30,211,782 65,511,217 125,336,186 115,008,431 Borrowing and onlending 12,164,500 21,583,832 22,783,269 16,256,583 72,788,184 61,872,480 Subordinated debt 12,710 11,550 3,928,091 48,015,537 51,967,888 53,925,330 Total 547,794,166 81,597,025 74,870,709 334,924,478 1, 039,186,378 978,541,382 % per maturity term 52.7 7.9 7.2 32.2 100.0 Total – 06/30/2018 456,724,747 97,102,143 65,870,733 358,843,759 978,541,382 % per maturity term 46.7 9.9 6.7 36.7 100.0 b) Deposits 06/30/2019 06/30/2018 0-30 31-180 181-365 Over 365 days Total Total Interest-bearing deposits 196,224,886 32,642,717 15,137,189 154,349,178 398,353,970 360,336,450 Time deposits 57,965,280 32, 408,448 14, 472,223 154,120,953 258,966,904 230, 108,158 Savings accounts 137,572,631 - - - 137,572,631 127, 385,272 Interbanks 686,975 234,269 664,966 228,225 1, 814,435 2, 843,020 Non-interest bearing deposits 73,798,250 - - - 73,798,250 71, 092,105 Demand deposits 73,795,152 - - - 73,795,152 71, 089,457 Other deposits 3,098 - - - 3,098 2,648 Total 270,023,136 32, 642,717 15, 137,189 154,349,178 472, 152,220 431, 428,555 % per maturity term 57.2 6.9 3.2 32.7 100.0 Total – 06/30/2018 229,847,824 37, 286,891 21, 516,024 142,777,816 431,428,555 53.3 8.6 5.0 33.1 100.0 % per maturity term Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.32 Note 7 – Funding, borrowing and onlending a) Summary 06/30/2019 06/30/2018 0-30 31-180 181-365 Over 365 days Total Total Deposits 270,023,136 32,642,717 15,137,189 154,349,178 472,152,220 431,428,555 Deposits received under securities repurchase agreements 258,678,772 4,660,787 2,810,378 50,791,963 316,941,900 316,306,586 Funds from acceptance and issuance of securities 6,915,048 22,698,139 30,211,782 65,511,217 125,336,186 115,008,431 Borrowing and onlending 12,164,500 21,583,832 22,783,269 16,256,583 72,788,184 61,872,480 Subordinated debt 12,710 11,550 3,928,091 48,015,537 51,967,888 53,925,330 Total 547,794,166 81,597,025 74,870,709 334,924,478 1, 039,186,378 978,541,382 % per maturity term 52.7 7.9 7.2 32.2 100.0 Total – 06/30/2018 456,724,747 97,102,143 65,870,733 358,843,759 978,541,382 % per maturity term 46.7 9.9 6.7 36.7 100.0 b) Deposits 06/30/2019 06/30/2018 0-30 31-180 181-365 Over 365 days Total Total Interest-bearing deposits 196,224,886 32,642,717 15,137,189 154,349,178 398,353,970 360,336,450 Time deposits 57,965,280 32, 408,448 14, 472,223 154,120,953 258,966,904 230, 108,158 Savings accounts 137,572,631 - - - 137,572,631 127, 385,272 Interbanks 686,975 234,269 664,966 228,225 1, 814,435 2, 843,020 Non-interest bearing deposits 73,798,250 - - - 73,798,250 71, 092,105 Demand deposits 73,795,152 - - - 73,795,152 71, 089,457 Other deposits 3,098 - - - 3,098 2,648 Total 270,023,136 32, 642,717 15, 137,189 154,349,178 472, 152,220 431, 428,555 % per maturity term 57.2 6.9 3.2 32.7 100.0 Total – 06/30/2018 229,847,824 37, 286,891 21, 516,024 142,777,816 431,428,555 53.3 8.6 5.0 33.1 100.0 % per maturity term Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.32

c) Deposits received under securities repurchase agreements 06/30/2019 06/30/2018 0 - 30 31 - 180 181 - 365 Over 365 days Total Total 45,482,475 3, 179,965 2,499,474 4,582,893 55,744,807 88,037,637 Own portfolio Government securities 33,520,846 - 4,569 - 33,525,415 45,084,491 Corporate Securities 9,975,949 - - - 9,975,949 6,448,583 Own issue 1,486,036 3,100,642 1,905,496 4,331,480 10,823,654 36,143,041 Foreign 499,644 79,323 589,409 251,413 1,419,789 361,522 Third-party portfolio 205,004,708 - - - 205,004,708 155,282,912 8,191,589 1,480,822 310,904 46,209,070 56,192,385 72,986,037 Free portfolio 258,678,772 4,660,787 2,810,378 50,791,963 316,941,900 316,306,586 Total % per maturity term 81.6 1.5 0.9 16.0 100.0 215, 281,744 11, 713,777 14,854,926 74,456,139 316,306,586 Total – 06/30/2018 % per maturity term 68.1 3.7 4.7 23.5 100.0 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.33 c) Deposits received under securities repurchase agreements 06/30/2019 06/30/2018 0 - 30 31 - 180 181 - 365 Over 365 days Total Total 45,482,475 3, 179,965 2,499,474 4,582,893 55,744,807 88,037,637 Own portfolio Government securities 33,520,846 - 4,569 - 33,525,415 45,084,491 Corporate Securities 9,975,949 - - - 9,975,949 6,448,583 Own issue 1,486,036 3,100,642 1,905,496 4,331,480 10,823,654 36,143,041 Foreign 499,644 79,323 589,409 251,413 1,419,789 361,522 Third-party portfolio 205,004,708 - - - 205,004,708 155,282,912 8,191,589 1,480,822 310,904 46,209,070 56,192,385 72,986,037 Free portfolio 258,678,772 4,660,787 2,810,378 50,791,963 316,941,900 316,306,586 Total % per maturity term 81.6 1.5 0.9 16.0 100.0 215, 281,744 11, 713,777 14,854,926 74,456,139 316,306,586 Total – 06/30/2018 % per maturity term 68.1 3.7 4.7 23.5 100.0 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.33

d) Funds from acceptance and issuance of securities 06/30/2019 06/30/2018 Over 365 days 0-30 31-180 181-365 Total Total Real estate, mortgage, credit and similar notes 4,993,481 11,909,281 26, 094,843 34,433,585 77, 431,190 67,147,113 Bills of financial 2, 330,367 1, 638,502 14,599,124 25,890,832 44, 458,825 34,855,585 Bills of real estate 1,453,565 5, 486,273 2,851,401 805, 184 10,596,423 14,830,329 Bills of credit related to agribusiness 1, 209,549 4,784,506 8,644,318 6, 120,490 20, 758,863 17,461,199 Mortgage notes - - - 1, 617,079 1, 617,079 - Foreign securities 1,918,309 10,510,861 3,883,021 30,200,415 46,512,606 43,468,269 Brazil risk note programme 5,501 147,739 689, 981 4, 120,086 4,963,307 2,697,859 Structure note issued 68, 625 836,010 816, 545 3,786,301 5, 507,481 5, 833,140 Bonds - 9,275,029 2,349,875 16, 388,225 28, 013,129 26, 906,180 Fixed rate notes - - - 4,933,205 4,933,205 4, 923,257 Eurobonds 38,325 107, 573 - 11,738 157, 636 11,763 Mortgage notes 5, 121 8,271 26, 620 213,556 253,568 338, 475 Other 1,800,737 136, 239 - 747,304 2, 684,280 2, 757,595 (*) 3,258 277,997 233,918 877, 217 1,392,390 4,393,049 Structured Operations Certificates Total 6,915,048 22,698,139 30, 211,782 65, 511,217 125,336,186 115, 008,431 % per maturity term 5.5 18.1 24.1 52.3 100. 0 Total – 06/30/2018 5,925,540 23, 721,309 14,738,530 70, 623,052 115, 008,431 % per maturity term 5.2 20.6 12.8 61.4 100.0 (*) As of 06/30/2019, the market value of the funding from Structured Operations Certificates issued is R$ 1,491,240 (R$ 4,546,092 at 06/30/2018). Guaranteed Real Estate Notes Guaranteed Real Estate Notes (LIGs) are registered credit securities, transferrable and free trade, guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system. The “Instrument of LIG Issue”, which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com- investidores, section Menu / Relatórios / Letra Imobiliária Garantida (LIG). I – Breakdown of Asset Portfolio The credit portfolio linked to LIGs corresponds to 0.12% of ITAÚ UNIBANCO HOLDING PRUDENTIAL’s total assets. Its composition is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in section Menu / Relatórios / Letra Imobiliária Garantida (LIG). 06/30/2019 Real state loans 1,492,243 Government securities - Brazil 294,949 Total asset portfolio 1,787,192 Total adjusted asset portfolio 1,716,398 Liabilities for issue of LIGs 1,617,079 Remuneration of the Fiduciary Agent 143 II - Requirements of asset portfolio 06/30/2019 Breakdown 86.9% Sufficiency Notional amount 106.1% Present value under stress 104.9% Weighted average term Of the asset portfolio 39.9 monthly Of outstandings LIGs 30.9 monthly Liquidity Net assets 294,949 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.34 d) Funds from acceptance and issuance of securities 06/30/2019 06/30/2018 Over 365 days 0-30 31-180 181-365 Total Total Real estate, mortgage, credit and similar notes 4,993,481 11,909,281 26, 094,843 34,433,585 77, 431,190 67,147,113 Bills of financial 2, 330,367 1, 638,502 14,599,124 25,890,832 44, 458,825 34,855,585 Bills of real estate 1,453,565 5, 486,273 2,851,401 805, 184 10,596,423 14,830,329 Bills of credit related to agribusiness 1, 209,549 4,784,506 8,644,318 6, 120,490 20, 758,863 17,461,199 Mortgage notes - - - 1, 617,079 1, 617,079 - Foreign securities 1,918,309 10,510,861 3,883,021 30,200,415 46,512,606 43,468,269 Brazil risk note programme 5,501 147,739 689, 981 4, 120,086 4,963,307 2,697,859 Structure note issued 68, 625 836,010 816, 545 3,786,301 5, 507,481 5, 833,140 Bonds - 9,275,029 2,349,875 16, 388,225 28, 013,129 26, 906,180 Fixed rate notes - - - 4,933,205 4,933,205 4, 923,257 Eurobonds 38,325 107, 573 - 11,738 157, 636 11,763 Mortgage notes 5, 121 8,271 26, 620 213,556 253,568 338, 475 Other 1,800,737 136, 239 - 747,304 2, 684,280 2, 757,595 (*) 3,258 277,997 233,918 877, 217 1,392,390 4,393,049 Structured Operations Certificates Total 6,915,048 22,698,139 30, 211,782 65, 511,217 125,336,186 115, 008,431 % per maturity term 5.5 18.1 24.1 52.3 100. 0 Total – 06/30/2018 5,925,540 23, 721,309 14,738,530 70, 623,052 115, 008,431 % per maturity term 5.2 20.6 12.8 61.4 100.0 (*) As of 06/30/2019, the market value of the funding from Structured Operations Certificates issued is R$ 1,491,240 (R$ 4,546,092 at 06/30/2018). Guaranteed Real Estate Notes Guaranteed Real Estate Notes (LIGs) are registered credit securities, transferrable and free trade, guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system. The “Instrument of LIG Issue”, which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com- investidores, section Menu / Relatórios / Letra Imobiliária Garantida (LIG). I – Breakdown of Asset Portfolio The credit portfolio linked to LIGs corresponds to 0.12% of ITAÚ UNIBANCO HOLDING PRUDENTIAL’s total assets. Its composition is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in section Menu / Relatórios / Letra Imobiliária Garantida (LIG). 06/30/2019 Real state loans 1,492,243 Government securities - Brazil 294,949 Total asset portfolio 1,787,192 Total adjusted asset portfolio 1,716,398 Liabilities for issue of LIGs 1,617,079 Remuneration of the Fiduciary Agent 143 II - Requirements of asset portfolio 06/30/2019 Breakdown 86.9% Sufficiency Notional amount 106.1% Present value under stress 104.9% Weighted average term Of the asset portfolio 39.9 monthly Of outstandings LIGs 30.9 monthly Liquidity Net assets 294,949 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.34

e) **Borrowing and onlending**

	06/30/2019					06/30/2018
	0-30	**31-180**	**181-365**	**Over 365 days**	**Total**	**Total**
Borrowing	**9,142,443**	**20,072,354**	**21,476,584**	**7,482,284**	**58,173,665**	**41,651,708**
Domestic	2,797,908	-	-	1,664	2,799,572	1,159,547
Foreign (*)	6,344,535	20,072,354	21,476,584	7,480,620	55,374,093	40,492,161
Onlending - Domestic – official institutions	**3,022,057**	**1,511,478**	**1,306,685**	**8,774,299**	**14,614,519**	**20,220,772**
BNDES	132,827	794,378	624,589	5,355,155	6,906,949	9,405,148
FINAME	2,885,122	635,640	654,131	2,927,146	7,102,039	10,269,587
Other	4,108	81,460	27,965	491,998	605,531	546,037
Total	**12,164,500**	**21,583,832**	**22,783,269**	**16,256,583**	**72,788,184**	**61,872,480**
% per maturity term	16.7	29.7	31.3	22.3	**100.0**	
Total – 06/30/2018	**5,452,463**	**19,842,257**	**14,444,124**	**22,133,636**	**61,872,480**	
% per maturity term	8.8	32.1	23.3	35.8	**100.0**	

(*) Foreign borrowing are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 | 4.35

f) Subordinated debt, including perpetual ones 06/30/2019 06/30/2018 0-30 31-180 181-365 Over 365 Total Total Financial treasury bills 12, 710 11,550 49,026 4,864,354 4,937,640 9,433,300 Euronotes - - 3, 880,997 26,448,140 30,329,137 30,593,657 (-) Transaction costs incurred (Note 3b) - - (1,932) (28,608) (30,540) (43,189) Bonds - - - 5,963,015 5, 963,015 6, 277,757 Debt instruments eligible as capital - - - 10,768,636 10,768,636 7,663,805 Grand total 12,710 11,550 3,928,091 48,015,537 51, 967,888 53,925,330 % per maturity term 0.0 0.0 7.6 92.4 100.0 217, 176 4,537,909 317,129 48, 853,116 53,925,330 Total – 06/30/2018 0.4 8.4 0.6 90.6 100.0 % per maturity term Description Principal amount Name of security / currency Issue Maturity Return p.a. Account balance (original Subordinated financial bills - BRL (*) 2,000 2011 2019 109% to 109.7% of CDI 4, 406 9,500 2012 2019 IPCA + 4.7% to 5.14% 19, 854 1,000 2020 111% of CDI 2, 182 20,000 IPCA + 6% to 6.17% 46,845 6,000 2011 2021 109.25% to 110.5% of CDI 13,603 2, 306,500 2012 2022 IPCA + 5.15% to 5.83% 4, 820,460 20,000 IGPM + 4.63% 30, 290 Total 4,937,640 (*) Subordinated euronotes - USD 1, 000,000 2010 2020 6.2% 3,879,064 1, 000,000 2021 5.75% 3, 946,285 750,000 2011 2021 5.75% to 6.2% 2,875,601 550,000 2012 2021 6.2% 2, 107,710 2, 625,000 2022 5.5% to 5.65% 10, 220,754 1, 870,000 2023 5.13% 7,178,987 20,000 2017 6.12% 76, 892 10,000 2018 6.5% 13,304 Total 30,298,597 Subordinated bonds - CLP 27,775,680 1997 2022 7.45% to 8.30% 93, 633 177, 559,956 2008 2033 3.50% to 4.92% 1,149,471 97, 962,123 2009 2035 4.75% 846, 634 1,060,249,500 2010 2032 4.35% 82,181 1,060,249,500 2035 3.90% to 3.96% 189, 110 1,060,249,500 2036 4.48% 902, 689 1,060,249,500 2038 3.9% 655, 525 1,060,249,500 2040 4.15% to 4.29% 504, 754 1,060,249,500 2042 4.45% 246,111 46, 625,140 2014 2034 3.8% 320,955 Total 4,991,063 Subordinated bonds - COP 104, 000 2013 2023 IPC + 2% 125, 847 146,000 2028 IPC + 2% 180,978 510,107 2014 2024 LIB 665, 127 Total 971, 952 Debt instruments eligible as capital - USD 1, 230,000 2017 Perpetual 6.12% 4,728,843 740,000 2018 Perpetual 6.5% 2, 888,054 Total 7,616,897 2, 125,100 2019 Perpetual 2, 194,954 Debt instruments eligible as capital - BRL 114% of SELIC 924,900 SELIC + 1.17% to 1.19% 956, 785 Total 3, 151,739 Total 51, 967,888 (*) Referential Equity at June 30, 2019 has subordinate debts approved by BACEN prior to CMN Resolution 4,192, of March 1, 2013, in the amount of R$ 34,914,866. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.36 f) Subordinated debt, including perpetual ones 06/30/2019 06/30/2018 0-30 31-180 181-365 Over 365 Total Total Financial treasury bills 12, 710 11,550 49,026 4,864,354 4,937,640 9,433,300 Euronotes - - 3, 880,997 26,448,140 30,329,137 30,593,657 (-) Transaction costs incurred (Note 3b) - - (1,932) (28,608) (30,540) (43,189) Bonds - - - 5,963,015 5, 963,015 6, 277,757 Debt instruments eligible as capital - - - 10,768,636 10,768,636 7,663,805 Grand total 12,710 11,550 3,928,091 48,015,537 51, 967,888 53,925,330 % per maturity term 0.0 0.0 7.6 92.4 100.0 217, 176 4,537,909 317,129 48, 853,116 53,925,330 Total – 06/30/2018 0.4 8.4 0.6 90.6 100.0 % per maturity term Description Principal amount Name of security / currency Issue Maturity Return p.a. Account balance (original Subordinated financial bills - BRL (*) 2,000 2011 2019 109% to 109.7% of CDI 4, 406 9,500 2012 2019 IPCA + 4.7% to 5.14% 19, 854 1,000 2020 111% of CDI 2, 182 20,000 IPCA + 6% to 6.17% 46,845 6,000 2011 2021 109.25% to 110.5% of CDI 13,603 2, 306,500 2012 2022 IPCA + 5.15% to 5.83% 4, 820,460 20,000 IGPM + 4.63% 30, 290 Total 4,937,640 (*) Subordinated euronotes - USD 1, 000,000 2010 2020 6.2% 3,879,064 1, 000,000 2021 5.75% 3, 946,285 750,000 2011 2021 5.75% to 6.2% 2,875,601 550,000 2012 2021 6.2% 2, 107,710 2, 625,000 2022 5.5% to 5.65% 10, 220,754 1, 870,000 2023 5.13% 7,178,987 20,000 2017 6.12% 76, 892 10,000 2018 6.5% 13,304 Total 30,298,597 Subordinated bonds - CLP 27,775,680 1997 2022 7.45% to 8.30% 93, 633 177, 559,956 2008 2033 3.50% to 4.92% 1,149,471 97, 962,123 2009 2035 4.75% 846, 634 1,060,249,500 2010 2032 4.35% 82,181 1,060,249,500 2035 3.90% to 3.96% 189, 110 1,060,249,500 2036 4.48% 902, 689 1,060,249,500 2038 3.9% 655, 525 1,060,249,500 2040 4.15% to 4.29% 504, 754 1,060,249,500 2042 4.45% 246,111 46, 625,140 2014 2034 3.8% 320,955 Total 4,991,063 Subordinated bonds - COP 104, 000 2013 2023 IPC + 2% 125, 847 146,000 2028 IPC + 2% 180,978 510,107 2014 2024 LIB 665, 127 Total 971, 952 Debt instruments eligible as capital - USD 1, 230,000 2017 Perpetual 6.12% 4,728,843 740,000 2018 Perpetual 6.5% 2, 888,054 Total 7,616,897 2, 125,100 2019 Perpetual 2, 194,954 Debt instruments eligible as capital - BRL 114% of SELIC 924,900 SELIC + 1.17% to 1.19% 956, 785 Total 3, 151,739 Total 51, 967,888 (*) Referential Equity at June 30, 2019 has subordinate debts approved by BACEN prior to CMN Resolution 4,192, of March 1, 2013, in the amount of R$ 34,914,866. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.36

Note 8 – Contingent assets and liabilities and legal liabilities – tax and social security ITAÚ UNIBANCO HOLDING PRUDENTIAL, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision, regardless of the probability of loss. I- Civil lawsuits: In general, provisions for contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING PRUDENTIAL, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to collection of inflation adjustments to savings accounts resulting from economic plants implemented in the decades of 1980 and 1990, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING PRUDENTIAL recognizes provisions upon receipt of summons, as well as at the time individuals demand the enforcement of the decision rendered by the Judiciary power, using the same criteria adopted to determine provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and ITAÚ UNIBANCO HOLDING PRUDENTIAL has already adhered to its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and, savers may adhere to their terms for a 24- month period, counted as from May 22, 2018 with the subsequent conclusion of lawsuits. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.37 Note 8 – Contingent assets and liabilities and legal liabilities – tax and social security ITAÚ UNIBANCO HOLDING PRUDENTIAL, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision, regardless of the probability of loss. I- Civil lawsuits: In general, provisions for contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING PRUDENTIAL, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to collection of inflation adjustments to savings accounts resulting from economic plants implemented in the decades of 1980 and 1990, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING PRUDENTIAL recognizes provisions upon receipt of summons, as well as at the time individuals demand the enforcement of the decision rendered by the Judiciary power, using the same criteria adopted to determine provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and ITAÚ UNIBANCO HOLDING PRUDENTIAL has already adhered to its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and, savers may adhere to their terms for a 24- month period, counted as from May 22, 2018 with the subsequent conclusion of lawsuits. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.37

II- Labor claims Provisions for Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. Provisions for contingencies are adjusted to the amounts deposited as guarantee for their execution when realized. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit. III- Other Risks These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Below are the changes in civil, labor and other Risks provisions: 01/01 to 01/01 to 06/30/2019 06/30/2018 Civil Labor Total Total Other Opening balance 4,355,909 6,701,611 572,360 11, 629,880 12,477,739 (-) Guaranteed Provisions by indemnity clauses (Note 3m) (226,179) (952,833) - (1,179,012) (1,236,303) Subtotal 4,129,730 5,748,778 572,360 10,450,868 11,241,436 Monetary restatement / charges 80,896 253,329 - 334,225 309,535 67,682 940,979 (97,706) 910, 955 1, 131,111 Changes in the period reflected in results (Note 9g and 9i) Increase 298,891 1,001,917 72,907 1,373,715 1,455,450 Reversal (231,209) (60,938) (170,613) (462,760) (324,339) Payment (771,595) (1,051,057) - (1,822,652) (1,774,934) Subtotal 3,506,713 5,892,029 474,654 9,873,396 10,907,148 (+) Guaranteed Provisions by indemnity clauses (Note 3m) 221,549 982,247 - 1,203,796 1,186,557 Closing balance (Note 9d) 3,728,262 6,874,276 474,654 11,077,192 12, 093,705 Closing balance at 06/30/2018 4,794,410 6,888,804 410,491 12, 093,705 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.38 II- Labor claims Provisions for Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. Provisions for contingencies are adjusted to the amounts deposited as guarantee for their execution when realized. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit. III- Other Risks These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Below are the changes in civil, labor and other Risks provisions: 01/01 to 01/01 to 06/30/2019 06/30/2018 Civil Labor Total Total Other Opening balance 4,355,909 6,701,611 572,360 11, 629,880 12,477,739 (-) Guaranteed Provisions by indemnity clauses (Note 3m) (226,179) (952,833) - (1,179,012) (1,236,303) Subtotal 4,129,730 5,748,778 572,360 10,450,868 11,241,436 Monetary restatement / charges 80,896 253,329 - 334,225 309,535 67,682 940,979 (97,706) 910, 955 1, 131,111 Changes in the period reflected in results (Note 9g and 9i) Increase 298,891 1,001,917 72,907 1,373,715 1,455,450 Reversal (231,209) (60,938) (170,613) (462,760) (324,339) Payment (771,595) (1,051,057) - (1,822,652) (1,774,934) Subtotal 3,506,713 5,892,029 474,654 9,873,396 10,907,148 (+) Guaranteed Provisions by indemnity clauses (Note 3m) 221,549 982,247 - 1,203,796 1,186,557 Closing balance (Note 9d) 3,728,262 6,874,276 474,654 11,077,192 12, 093,705 Closing balance at 06/30/2018 4,794,410 6,888,804 410,491 12, 093,705 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.38

IV- Tax and social security lawsuits

Tax provisions correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	01/01 to 06/30/2019			01/01 to 06/30/2018
	Legal obligation (Note 10c)	Tax lawsuits (Note 9d)	Total	Total
Opening balance	**4,024,721**	**2,020,494**	**6,045,215**	**6,182,223**
(-) Provisions guaranteed by indemnity clauses (Note 3m)	-	(66,190)	(66,190)	(66,190)
Subtotal	**4,024,721**	**1,954,304**	**5,979,025**	**6,116,033**
Monetary restatement / charges	64,409	56,880	121,289	175,226
Changes in the period reflected in results	70,066	(29,711)	40,355	(50,734)
Increase	70,877	42,353	113,230	229,778
Reversal	(811)	(72,064)	(72,875)	(280,512)
Payment	(4,403)	(50,402)	(54,805)	(188,282)
Subtotal	**4,154,793**	**1,931,071**	**6,085,864**	**6,052,243**
(+) Provisions guaranteed by indemnity clauses (Note 3m)	-	69,143	69,143	66,692
Closing balance	**4,154,793**	**2,000,214**	**6,155,007**	**6,118,935**
Closing balance at 06/30/2018	**3,871,292**	**2,247,643**	**6,118,935**	

The main discussions related to Tax and Lawsuits and Legal Obligations are described below:

- CSLL – Isonomy – R$ 1,358,031: the company is discussing the lack of constitutional support for the increase, established by Law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,347,017;

- PIS and COFINS – Calculation basis – R$ 610,071: the company is challenging the levy of PIS and COFINS on revenue, which should be understood as revenue from the sales of assets and services. The balance of the deposit in court totals R$ 619,886;

- INSS – Non-compensatory amounts – R$ 650,330: the non-levy of social security contribution on amounts paid as profit sharing is defended.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 | 4.39

c) Off-balance sheet contingencies The amounts involved in administrative and judicial challenges with estimated risk of possible loss are subject to accounting provision and are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 3.915.724 (R$ 3,878,995 at June 30, 2018), and in this amount there are no values arising from interest in Jointly Controlled Entities. For Labor Claims with possible loss, estimated risk is R$ 187,872 (R$ 114,932 at June 30, 2018). II - Tax and Social Security Lawsuits: Tax and Social Security Lawsuits with possible loss totaled R$ 25,555,416, and the main discussions are described below: • INSS – Non-compensatory amounts – R$ 6,095,233: defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses; • IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,025,370: the deductibility of funding expenses (DI), related to funds that were capitalized between Group companies, is being challenged; • IRPJ and CSLL – Goodwill – Deduction – R$ 2,961,261: the deductibility of goodwill with future expected profitability on the acquisition of investments; • PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 1,967,715: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations; • IRPJ and CSLL – Interest on capital – R$ 1,501,481: defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years; • IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,457,591: cases in which the liquidity and the ability of offset credits are discussed; • ISS – Banking Institutions – R$ 1,180,759: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law nº. 116/03 or Decree Law nº. 406/68; • IRPJ and CSLL – Disallowance of Losses – R$ 1,107,858: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision. • IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 678,479: assessments to require thepayment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.40 c) Off-balance sheet contingencies The amounts involved in administrative and judicial challenges with estimated risk of possible loss are subject to accounting provision and are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 3.915.724 (R$ 3,878,995 at June 30, 2018), and in this amount there are no values arising from interest in Jointly Controlled Entities. For Labor Claims with possible loss, estimated risk is R$ 187,872 (R$ 114,932 at June 30, 2018). II - Tax and Social Security Lawsuits: Tax and Social Security Lawsuits with possible loss totaled R$ 25,555,416, and the main discussions are described below: • INSS – Non-compensatory amounts – R$ 6,095,233: defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses; • IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,025,370: the deductibility of funding expenses (DI), related to funds that were capitalized between Group companies, is being challenged; • IRPJ and CSLL – Goodwill – Deduction – R$ 2,961,261: the deductibility of goodwill with future expected profitability on the acquisition of investments; • PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 1,967,715: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations; • IRPJ and CSLL – Interest on capital – R$ 1,501,481: defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years; • IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,457,591: cases in which the liquidity and the ability of offset credits are discussed; • ISS – Banking Institutions – R$ 1,180,759: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law nº. 116/03 or Decree Law nº. 406/68; • IRPJ and CSLL – Disallowance of Losses – R$ 1,107,858: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision. • IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 678,479: assessments to require thepayment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.40

d) Receivables - reimbursement of provisions

The receivables balance arising from reimbursements of provisions totals R$ 1,016,885 (R$ 1,031,838 at 06/30/2018) (Note 9a). This value is derived basically from the guarantee in the privatization process of the Banco Banerj S.A., which occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee civil, labor, tax and social security provisions.

e) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING PRUDENTIAL and basically consist of:

	06/30/2019				06/30/2018
	Civil	Labor	Tax	Total	Total
Deposits in guarantee (Note 9a)	1,479,895	2,363,454	9,655,211	13,498,560	12,559,407
Quotas	753,458	585,549	325,264	1,664,271	2,137,115
Surety	53,064	163,024	1,544,655	1,760,743	1,707,115
Insurance bond	1,656,653	686,389	10,333,396	12,676,438	10,090,220
Guarantee by government securities	36,057	-	500,130	536,187	104,276
Total	**3,979,127**	**3,798,416**	**22,358,656**	**30,136,199**	**26,598,133**

ITAÚ UNIBANCO HOLDING PRUDENTIAL's litigation provisions are long-term, considering the time required to conclude legal cases through the court system in Brazil, which prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING PRUDENTIAL is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 | 4.41

Note 9 - Breakdown of accounts a) Other receivables 06/30/2019 06/30/2018 Foreign exchange portfolio (Note 9b) 96,910,536 62,998,876 Deferred tax assets (Note 10bI) 37,260,765 44,461,394 Deposits in guarantee for contingent, provisions and legal obligations (Note 8b) 13,498,560 12,559,407 Negotiation and intermediation of securities 18,009,653 10,431,527 Taxes and contributions for offsetting 9,002,629 7,636,711 Sundry domestic debtors 2,589,530 3,157,406 Income receivable 2,809,899 2,779,375 Operations without credit granting characteristics 3,815,150 2, 140,318 Retirement plan assets (Note 15e) 711,819 1,070,997 Net amount receivables from reimbursement of provisions (Note 8d) 1, 016,885 1,031,838 Sundry foreign debtors 938,919 987,049 Other 3,062,594 2,824,685 Total 189, 626,939 152,079,583 b) Foreign exchange portfolio 06/30/2019 06/30/2018 Assets - other receivables 96, 910,536 62, 998,876 Exchange purchase pending settlement – foreign currency 45, 274,592 35, 024,870 Bills of exchange and term documents – foreign currency 6, 938 6, 446 Exchange sale rights – local currency 52, 049,996 28, 394,208 (Advances received) – local currency (420,990) (426,648) Liabilities – other liabilities (Note 2a) 98, 129,892 62, 654,097 Exchange sales pending settlement – foreign currency 52, 387,365 28,185,191 Liabilities from purchase of foreign currency – local currency 45, 544,167 34, 261,278 Other 198, 360 207, 628 Memorandum accounts 2,032,689 1,820,101 Outstanding import credits – foreign currency 667, 922 802, 993 Confirmed export credits – foreign currency 1, 364,767 1, 017,108 c) Prepaid expenses 06/30/2019 06/30/2018 Publicity and advertising 415,038 527,858 Commissions related to software maintenance 528,927 364,171 Commissions 236, 911 323,101 Related to payroll loans 64,314 143,924 Related to vehicle financing 6,945 23,218 Other 165,652 155,959 Other 843,802 711,564 Total 2,024,678 1,926,694 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.42 Note 9 - Breakdown of accounts a) Other receivables 06/30/2019 06/30/2018 Foreign exchange portfolio (Note 9b) 96,910,536 62,998,876 Deferred tax assets (Note 10bI) 37,260,765 44,461,394 Deposits in guarantee for contingent, provisions and legal obligations (Note 8b) 13,498,560 12,559,407 Negotiation and intermediation of securities 18,009,653 10,431,527 Taxes and contributions for offsetting 9,002,629 7,636,711 Sundry domestic debtors 2,589,530 3,157,406 Income receivable 2,809,899 2,779,375 Operations without credit granting characteristics 3,815,150 2, 140,318 Retirement plan assets (Note 15e) 711,819 1,070,997 Net amount receivables from reimbursement of provisions (Note 8d) 1, 016,885 1,031,838 Sundry foreign debtors 938,919 987,049 Other 3,062,594 2,824,685 Total 189, 626,939 152,079,583 b) Foreign exchange portfolio 06/30/2019 06/30/2018 Assets - other receivables 96, 910,536 62, 998,876 Exchange purchase pending settlement – foreign currency 45, 274,592 35, 024,870 Bills of exchange and term documents – foreign currency 6, 938 6, 446 Exchange sale rights – local currency 52, 049,996 28, 394,208 (Advances received) – local currency (420,990) (426,648) Liabilities – other liabilities (Note 2a) 98, 129,892 62, 654,097 Exchange sales pending settlement – foreign currency 52, 387,365 28,185,191 Liabilities from purchase of foreign currency – local currency 45, 544,167 34, 261,278 Other 198, 360 207, 628 Memorandum accounts 2,032,689 1,820,101 Outstanding import credits – foreign currency 667, 922 802, 993 Confirmed export credits – foreign currency 1, 364,767 1, 017,108 c) Prepaid expenses 06/30/2019 06/30/2018 Publicity and advertising 415,038 527,858 Commissions related to software maintenance 528,927 364,171 Commissions 236, 911 323,101 Related to payroll loans 64,314 143,924 Related to vehicle financing 6,945 23,218 Other 165,652 155,959 Other 843,802 711,564 Total 2,024,678 1,926,694 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.42

d) **Other liabilities**

	06/30/2019	06/30/2018
Foreign exchange portfolio (Note 9b)	98,129,892	62,654,097
Payment Transactions	34,625,902	33,712,064
Provisions for Civil, Labor, and tax Lawsuits (Note 8b)	13,077,406	14,341,348
Tax and social security contributions (Notes 3m and 8b)	15,306,828	12,853,299
Negotiation and intermediation of securities	10,634,017	7,890,954
Transactions related to credit assignments (Note 6f)	3,385,426	4,538,558
Negotiation and intermediation of securities	5,105,949	4,536,426
Social and statutory	5,132,338	4,300,927
Sundry creditors - foreign	2,989,802	3,870,895
Provisions for sundry payments	3,398,764	3,588,876
Sundry creditors - in Brazil	2,732,350	2,156,953
Personnel provision	1,954,221	1,866,117
Provision financial guarantees provided (Note 6c)	1,138,507	1,810,014
Creditors of funds to be released	1,443,234	1,202,459
Liabilities for official agreements and rendering of payment services	1,009,115	899,101
Retirement plan liabilities (Note 15e)	819,077	768,948
Other	5,491,916	6,536,854
Total	**206,374,744**	**167,527,890**

e) **Banking service fees**

	01/01 to 06/30/2019	01/01 to 06/30/2018
Credit and debit cards	5,656,348	5,233,486
Asset management	2,958,564	2,837,430
Funds	2,609,115	2,517,650
Consortia	349,449	319,780
Loan operations and financial guarantees provided	882,102	1,327,607
Loan operations	192,658	566,879
Financial guarantees provided	689,444	760,728
Receipt services	912,326	896,689
Charge services	765,092	761,566
Collection services	147,234	135,123
Current account	363,886	348,889
Other	1,494,857	1,499,862
Custody and management of portfolio	232,642	211,774
Economic and financial advisory	360,111	370,086
Other services	902,104	918,002
Total	**12,268,083**	**12,143,963**

f) **Income from bank charges**

	01/01 to 06/30/2019	01/01 to 06/30/2018
Service packages	3,221,395	3,238,044
Credit cards – annual fees and other services	2,008,888	1,877,391
Loan operations / registration	491,999	436,742
Earnings from securities brokerage	467,429	395,035
Transfer of funds	195,078	189,962
Deposit account	115,619	103,115
Total	**6,500,408**	**6,240,289**

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.43

g) **Personnel expenses**

	01/01 to 06/30/2019	01/01 to 06/30/2018
Compensation	(4,178,250)	(4,297,832)
Employees' profit sharing	(2,010,385)	(1,863,977)
Social benefits	(1,904,142)	(1,800,800)
Charges	(1,584,110)	(1,469,760)
Labor claims and termination of employees	(1,185,559)	(950,133)
Share-based payment (Note 12g)	(145,801)	(108,381)
Training	(83,634)	(106,197)
Total	**(11,091,881)**	**(10,597,080)**

h) **Other administrative expenses**

	01/01 to 06/30/2019	01/01 to 06/30/2018
Third-party services	(2,220,193)	(2,084,726)
Data processing and telecommunications	(2,110,200)	(2,026,057)
Installations	(1,754,538)	(1,725,818)
Depreciation and amortization	(1,365,020)	(1,257,393)
Advertising, promotions and publicity	(603,533)	(640,537)
Financial system services	(401,873)	(398,840)
Security	(381,274)	(379,733)
Transportation	(178,975)	(166,302)
Materials	(168,915)	(155,152)
Travel expenses	(115,681)	(104,997)
Other	(566,602)	(637,353)
Total	**(9,866,804)**	**(9,576,908)**

i) **Other operating expenses**

	01/01 to 06/30/2019	01/01 to 06/30/2018
Selling - credit cards	(2,202,368)	(1,817,656)
Amortization of goodwill	(664,268)	(1,598,905)
Operations without no credit granting characteristics, net of provision	(317,641)	(573,208)
Provision for lawsuits (Note 8b)	(8,425)	(393,062)
Civil	(67,682)	(128,523)
Tax and social security contributions	(38,449)	(3,911)
Other	97,706	(260,628)
Claims	(225,860)	(159,815)
Refund of interbank costs	(151,076)	(140,830)
Impairment – Other receivables Sundry	-	(167,363)
Other	(713,791)	(926,240)
Total	**(4,283,429)**	**(5,777,079)**

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 | 4.44

Note 10 - Taxes ITAÚ UNIBANCO HOLDING PRUDENTIAL and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% (1) 15.00% Social contribution on net income (2) 0.65% PIS (2) 4.00% COFINS ISS up to 5.00% (1) For non-financial subsidiaries, the Social contribution on net income tax rate is 9.00%. (2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%. a) Expenses for taxes and contributions I - Demonstration of Income tax and social contribution expense calculation: 01/01 to 01/01 to Due on operations for the period 06/30/2019 06/30/2018 Income before income tax and social contribution 19, 292,053 11, 106,630 (7,716,821) (4,997,984) Charges (income tax and social contribution) at the rates in effect Increase/decrease to income tax and social contribution charges arising from: Investments in affiliates and jointly controlled entities 544, 059 1, 763,636 Foreign exchange variation on investments abroad (224,371) 3, 049,841 Interest on capital 1,611,403 1, 831,005 211,936 231,977 Dividends and interest on external debt bonds (*) 1,814,140 (5,423,294) Other nondeductible expenses net of non taxable income (3,759,654) (3,544,819) Income tax and social contribution expenses Related to temporary differences Increase (reversal) for the period (1,707,244) 3,584,429 Increase (reversal) of prior periods - 623,295 (Expenses)/Income from deferred taxes (1,707,244) 4,207,724 Total income tax and social contribution expenses (5,466,898) 662,905 (*) Includes temporary (additions) and exclusions. II - Tax expenses: 01/01 to 01/01 to 06/30/2019 06/30/2018 PIS and COFINS (2,618,583) (1,738,266) ISS (629,185) (644,900) Other (297,769) (333,861) Total (3,545,537) (2,717,027) III- Tax effects on foreign exchange management of investments abroad In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING PRUDENTIAL carries out derivative transactions in foreign currency (hedge), as mentioned in Note 18b. The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.45 Note 10 - Taxes ITAÚ UNIBANCO HOLDING PRUDENTIAL and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% (1) 15.00% Social contribution on net income (2) 0.65% PIS (2) 4.00% COFINS ISS up to 5.00% (1) For non-financial subsidiaries, the Social contribution on net income tax rate is 9.00%. (2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%. a) Expenses for taxes and contributions I - Demonstration of Income tax and social contribution expense calculation: 01/01 to 01/01 to Due on operations for the period 06/30/2019 06/30/2018 Income before income tax and social contribution 19, 292,053 11, 106,630 (7,716,821) (4,997,984) Charges (income tax and social contribution) at the rates in effect Increase/decrease to income tax and social contribution charges arising from: Investments in affiliates and jointly controlled entities 544, 059 1, 763,636 Foreign exchange variation on investments abroad (224,371) 3, 049,841 Interest on capital 1,611,403 1, 831,005 211,936 231,977 Dividends and interest on external debt bonds (*) 1,814,140 (5,423,294) Other nondeductible expenses net of non taxable income (3,759,654) (3,544,819) Income tax and social contribution expenses Related to temporary differences Increase (reversal) for the period (1,707,244) 3,584,429 Increase (reversal) of prior periods - 623,295 (Expenses)/Income from deferred taxes (1,707,244) 4,207,724 Total income tax and social contribution expenses (5,466,898) 662,905 (*) Includes temporary (additions) and exclusions. II - Tax expenses: 01/01 to 01/01 to 06/30/2019 06/30/2018 PIS and COFINS (2,618,583) (1,738,266) ISS (629,185) (644,900) Other (297,769) (333,861) Total (3,545,537) (2,717,027) III- Tax effects on foreign exchange management of investments abroad In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING PRUDENTIAL carries out derivative transactions in foreign currency (hedge), as mentioned in Note 18b. The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.45

b) Deferred taxes I - The Deferred Tax Asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows: Origin Deferred Tax Assets Realization / 06/30/2019 06/30/2018 12/31/2018 Increase 06/30/2019 06/30/2018 Reversal Reflected in income 36,690,151 (7,916,678) 6,876,130 35,649,603 42,416,568 Allowance for loan losses 51,712,051 59,224,007 20,794,694 (3,814,624) 2,518,384 19,498,454 24,297,848 Related to tax losses and social contribution loss carryforwards 3,607,986 (431,063) 883,997 4,060,920 5,237,691 Provision for profit sharing 3,397,561 2,987,185 1,804,621 (1,804,621) 1,283,651 1,283,651 1,265,489 Provision for devaluation of securities with permanent impairment 3,255,491 4,072,855 1,385,944 (421,211) 335,794 1,300,527 1,625,870 Adjustment to Market Value of Trading Securities and Derivative Financial Instruments 463,766 1,066,876 112,463 (112,463) 189,653 189,653 474,772 Adjustments of operations carried out on the futures settlement market 636,669 473,990 105,210 (105,210) 263,362 263,362 228,851 Goodwill on purchase of investments 1,821,911 1,104,180 472,056 (47,728) 84,115 508,443 606,123 Provision 11,147,413 11,918,876 4,382,187 (632,599) 540,276 4,289,864 4,847,746 Civil lawsuits 3,505,411 4,360,043 1,562,588 (306,554) 53,122 1,309,156 1,775,085 Labor claims 5,641,788 5,311,190 2,011,401 (277,058) 446,279 2,180,622 2,061,222 Tax and social security contributions 2,000,214 2,247,643 808,198 (48,987) 40,875 800,086 1,011,439 Legal liabilities 1,467,479 1,093,520 525,505 (6,591) 57,214 576,128 382,996 Other non-deductible provisions 9,359,406 9,033,278 3,499,485 (540,568) 719,684 3,678,601 3,449,182 Reflected in stockholders’ equity 1,569,314 (151,527) 193,375 1,611,162 2,044,826 Adjustment to market value of available-for-sale securities 60,911 2,109,964 177,165 (151,527) 393 26,031 939,252 Cash flow hedge 3,216,266 2,433,638 1,288,953 - 154,383 1,443,336 1,104,146 Post-employment benefits 354,489 3,504 103,196 - 38,599 141,795 1,428 (*) Total 86, 893,413 95, 521,873 38,259,465 (8,068,205) 7,069,505 37,260,765 44,461,394 Social contribution for offsetting arising from Option established in article 8º of Provisional 602,920 (4,582) - 598,338 604, 145 Measure nº. 2,158-35 of August 24, 2001 (*) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.46 b) Deferred taxes I - The Deferred Tax Asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows: Origin Deferred Tax Assets Realization / 06/30/2019 06/30/2018 12/31/2018 Increase 06/30/2019 06/30/2018 Reversal Reflected in income 36,690,151 (7,916,678) 6,876,130 35,649,603 42,416,568 Allowance for loan losses 51,712,051 59,224,007 20,794,694 (3,814,624) 2,518,384 19,498,454 24,297,848 Related to tax losses and social contribution loss carryforwards 3,607,986 (431,063) 883,997 4,060,920 5,237,691 Provision for profit sharing 3,397,561 2,987,185 1,804,621 (1,804,621) 1,283,651 1,283,651 1,265,489 Provision for devaluation of securities with permanent impairment 3,255,491 4,072,855 1,385,944 (421,211) 335,794 1,300,527 1,625,870 Adjustment to Market Value of Trading Securities and Derivative Financial Instruments 463,766 1,066,876 112,463 (112,463) 189,653 189,653 474,772 Adjustments of operations carried out on the futures settlement market 636,669 473,990 105,210 (105,210) 263,362 263,362 228,851 Goodwill on purchase of investments 1,821,911 1,104,180 472,056 (47,728) 84,115 508,443 606,123 Provision 11,147,413 11,918,876 4,382,187 (632,599) 540,276 4,289,864 4,847,746 Civil lawsuits 3,505,411 4,360,043 1,562,588 (306,554) 53,122 1,309,156 1,775,085 Labor claims 5,641,788 5,311,190 2,011,401 (277,058) 446,279 2,180,622 2,061,222 Tax and social security contributions 2,000,214 2,247,643 808,198 (48,987) 40,875 800,086 1,011,439 Legal liabilities 1,467,479 1,093,520 525,505 (6,591) 57,214 576,128 382,996 Other non-deductible provisions 9,359,406 9,033,278 3,499,485 (540,568) 719,684 3,678,601 3,449,182 Reflected in stockholders’ equity 1,569,314 (151,527) 193,375 1,611,162 2,044,826 Adjustment to market value of available-for-sale securities 60,911 2,109,964 177,165 (151,527) 393 26,031 939,252 Cash flow hedge 3,216,266 2,433,638 1,288,953 - 154,383 1,443,336 1,104,146 Post-employment benefits 354,489 3,504 103,196 - 38,599 141,795 1,428 (*) Total 86, 893,413 95, 521,873 38,259,465 (8,068,205) 7,069,505 37,260,765 44,461,394 Social contribution for offsetting arising from Option established in article 8º of Provisional 602,920 (4,582) - 598,338 604, 145 Measure nº. 2,158-35 of August 24, 2001 (*) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.46

II - Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows: Realization / 12/31/2018 Increase 06/30/2019 06/30/2018 Reversal Reflected in income and expense accounts 5,364,623 (3,184,394) 3,904,324 6, 084,553 5, 126,305 Depreciation in excess – leasing 345, 754 (59,718) - 286,036 535,139 Restatement of escrow deposits for legal obligations and provision 1,212,512 (12,094) 25,021 1,225,439 1,193,677 Post-employment benefits 286, 900 (25,584) 4,623 265,939 300,319 Adjustment to Market Value of Trading Securities and Derivative Financial 2,007,291 (2,007,291) 2,811,353 2, 811,353 1,185,839 Instruments Adjustments of operations carried out on the futures settlement market 1,020,024 (1,020,024) 1,063,327 1, 063,327 1,567,064 Other 492,142 (59,683) - 432,459 344,267 Reflected in stockholders’ equity accounts 116, 398 (110) 372,482 488,770 168,148 Adjustment to market value of available-for-sale securities 109, 832 (110) 371,850 481,572 148,466 Post-employment benefits 6,566 - 632 7,198 19,682 Total 5, 481,021 (3,184,504) 4,276,806 6, 573,323 5, 294,453 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.47 II - Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows: Realization / 12/31/2018 Increase 06/30/2019 06/30/2018 Reversal Reflected in income and expense accounts 5,364,623 (3,184,394) 3,904,324 6, 084,553 5, 126,305 Depreciation in excess – leasing 345, 754 (59,718) - 286,036 535,139 Restatement of escrow deposits for legal obligations and provision 1,212,512 (12,094) 25,021 1,225,439 1,193,677 Post-employment benefits 286, 900 (25,584) 4,623 265,939 300,319 Adjustment to Market Value of Trading Securities and Derivative Financial 2,007,291 (2,007,291) 2,811,353 2, 811,353 1,185,839 Instruments Adjustments of operations carried out on the futures settlement market 1,020,024 (1,020,024) 1,063,327 1, 063,327 1,567,064 Other 492,142 (59,683) - 432,459 344,267 Reflected in stockholders’ equity accounts 116, 398 (110) 372,482 488,770 168,148 Adjustment to market value of available-for-sale securities 109, 832 (110) 371,850 481,572 148,466 Post-employment benefits 6,566 - 632 7,198 19,682 Total 5, 481,021 (3,184,504) 4,276,806 6, 573,323 5, 294,453 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.47

III - The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing are: Deferred tax assets Provision for Social deferred Net deferred Tax loss/social Year of realization contribution income tax % % Temporary taxes % contribution loss % Total % % for offset and social differences carryforwards contribution 2019 5, 806,659 18% 2,235,810 55% 8, 042,469 22% 369, 580 62% (1,058,943) 16% 7, 353,106 24% 2020 13, 427,782 40% 798, 764 19% 14, 226,546 38% 183, 877 31% (1,009,141) 15% 13, 401,282 43% 2021 8, 202,397 25% 65, 377 2% 8, 267,774 22% 544 0% (411,290) 6% 7, 857,028 25% 2022 573, 834 2% 145, 155 4% 718, 989 2% 43, 783 7% (1,337,210) 21% (574,438) -2% 2023 428, 227 1% 55, 623 1% 483, 850 1% - 0% (202,853) 3% 280, 997 1% 4, 760,946 14% 760, 191 19% 5, 521,137 15% 554 0% (2,553,886) 39% 2, 967,805 9% after 2023 33, 199,845 100% 4,060,920 100% 37, 260,765 100% 598, 338 100% (6,573,323) 100% 31, 285,780 100% Total (*) Present value 31, 004,132 3,825,052 34,829,184 581,213 (5,893,144) 29, 517,253 (*) The average funding rate, net of tax effects, was used to determine the present value. The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below is not considered as an indication of future net income. IV- At June 30, 2018, temporary effects brought by Law nº. 13,169/15 were considered, which increased the social contribution tax rate from 15% to 20% until December 31, 2018, and tax credits were recognized based on their likelihood of realization. As at 06/30/2019 and 06/30/2018, there are no unrecognized tax credits. c) Tax and social security contributions 06/30/2019 06/30/2018 2,854,649 1,960,170 Taxes and contributions on income payable Other Taxes and Contributions payable 1,724,063 1,727,385 6,573,323 5,294,453 Provision for deferred income tax and social contribution (Note 10b II) Legal liabilities (Note 8b IV) 4,154,793 3,871,292 Total 15,306,828 12,853,300 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.48 III - The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing are: Deferred tax assets Provision for Social deferred Net deferred Tax loss/social Year of realization contribution income tax % % Temporary taxes % contribution loss % Total % % for offset and social differences carryforwards contribution 2019 5, 806,659 18% 2,235,810 55% 8, 042,469 22% 369, 580 62% (1,058,943) 16% 7, 353,106 24% 2020 13, 427,782 40% 798, 764 19% 14, 226,546 38% 183, 877 31% (1,009,141) 15% 13, 401,282 43% 2021 8, 202,397 25% 65, 377 2% 8, 267,774 22% 544 0% (411,290) 6% 7, 857,028 25% 2022 573, 834 2% 145, 155 4% 718, 989 2% 43, 783 7% (1,337,210) 21% (574,438) -2% 2023 428, 227 1% 55, 623 1% 483, 850 1% - 0% (202,853) 3% 280, 997 1% 4, 760,946 14% 760, 191 19% 5, 521,137 15% 554 0% (2,553,886) 39% 2, 967,805 9% after 2023 33, 199,845 100% 4,060,920 100% 37, 260,765 100% 598, 338 100% (6,573,323) 100% 31, 285,780 100% Total (*) Present value 31, 004,132 3,825,052 34,829,184 581,213 (5,893,144) 29, 517,253 (*) The average funding rate, net of tax effects, was used to determine the present value. The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below is not considered as an indication of future net income. IV- At June 30, 2018, temporary effects brought by Law nº. 13,169/15 were considered, which increased the social contribution tax rate from 15% to 20% until December 31, 2018, and tax credits were recognized based on their likelihood of realization. As at 06/30/2019 and 06/30/2018, there are no unrecognized tax credits. c) Tax and social security contributions 06/30/2019 06/30/2018 2,854,649 1,960,170 Taxes and contributions on income payable Other Taxes and Contributions payable 1,724,063 1,727,385 6,573,323 5,294,453 Provision for deferred income tax and social contribution (Note 10b II) Legal liabilities (Note 8b IV) 4,154,793 3,871,292 Total 15,306,828 12,853,300 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.48

Note 11 – Permanent Assets

a) Fixed assets, goodwill and intangible assets

I) Fixed assets

Real estate in use [1]	Fixed assets under construction	Real Estate in Use [2] [3]		Other Fixed Assets					Total
		Land	Buildings	Improvements [3]	Installations [3]	Furniture and equipment	EDP Systems	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%	
Cost									
Balance at 12/31/2018	**521,707**	**540,429**	**2,429,831**	**2,430,444**	**1,927,850**	**1,124,109**	**6,999,092**	**1,246,618**	**17,220,080**
Acquisitions	184,281	5,276	1,400	14,453	1,331	30,793	475,174	39,986	752,694
Disposals	-	(1,988)	(6,382)	(14,570)	(1,283)	(1,290)	(79,976)	(418)	(105,907)
Exchange variation	(1,763)	(454)	1,567	(7,058)	(1,596)	(10,245)	(46,121)	(1,135)	(66,805)
Transfers	(63,000)	-	2,243	50,076	10,681	-	-	-	-
Other	(28,395)	(622)	(96,532)	672	(271,029)	(3,333)	(118,797)	1,329	(516,707)
Balance at 06/30/2019	**612,830**	**542,641**	**2,332,127**	**2,474,017**	**1,665,954**	**1,140,034**	**7,229,372**	**1,286,380**	**17,283,355**
Depreciation									
Balance at 12/31/2018	**-**	**-**	**(1,413,442)**	**(1,621,821)**	**(1,242,310)**	**(761,596)**	**(5,439,637)**	**(857,937)**	**(11,336,743)**
Depreciation expenses	-	-	(29,740)	(85,226)	(66,744)	(43,900)	(355,896)	(61,781)	(643,287)
Disposals	-	-	3,170	8,356	492	1,185	59,722	315	73,240
Exchange variation	-	-	694	18,732	2,811	9,937	14,301	89	46,564
Other	-	-	71,143	16	261,797	2,916	95,560	(1,429)	430,003
Balance at 06/30/2019	**-**	**-**	**(1,368,175)**	**(1,679,943)**	**(1,043,954)**	**(791,458)**	**(5,625,950)**	**(920,743)**	**(11,430,223)**
Book value									
Balance at 06/30/2019 [4]	**612,830**	**542,641**	**963,952**	**794,074**	**622,000**	**348,576**	**1,603,422**	**365,637**	**5,853,132**
Balance at 06/30/2018 [4]	**433,309**	**606,851**	**1,057,141**	**805,654**	**734,021**	**418,319**	**1,295,571**	**375,961**	**5,726,827**

(1) The contractual commitments for the purchase of the fixed assets totaled R$ 660 achievable by 2019;

(2) Includes amounts pledged in guarantee of voluntary deposits;

(3) Includes the amount of R$ 3,040 at 06/30/2018 related to attached real estate.

(4) During the period, there was no impairment of assets recorded in Fixed assets.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 | 4.49

II) Goodwill and Intangible assets

	Goodwill and intagible from acquisition	Intangible assets [1]				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [2]	
Annual amortization rates	Up to 20%	8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2018	**21,224,537**	**2,498,530**	**5,031,375**	**4,518,665**	**2,378,083**	**35,651,190**
Acquisitions	-	100	451,730	500,808	242,354	1,194,992
Disposals	-	-	(76,815)	-	(83,737)	(160,552)
Exchange variation	64,462	1,761	3,986	-	(1,934)	68,275
Other	-	(724)	109,196	-	(71,457)	37,015
Balance at 06/30/2019	**21,288,999**	**2,499,667**	**5,519,472**	**5,019,473**	**2,463,309**	**36,790,920**
Amortization						
Balance at 12/31/2018	**(14,807,285)**	**(842,708)**	**(2,414,413)**	**(1,812,807)**	**(1,075,756)**	**(20,952,969)**
Amortization expenses [3]	(626,461)	(107,131)	(321,756)	(336,631)	(153,790)	(1,545,769)
Disposals	-	-	21,744	-	83,737	105,481
Exchange variation	(13,514)	79	1,451	-	4,131	(7,853)
Other	-	3,455	(60,441)	-	71,482	14,496
Balance at 06/30/2019	**(15,447,260)**	**(946,305)**	**(2,773,415)**	**(2,149,438)**	**(1,070,196)**	**(22,386,614)**
Impairment (Note 9i)						
Balance at 12/31/2018	-	-	**(225,751)**	**(342,835)**	-	**(568,586)**
Additions	-	-	-	-	-	-
Disposals	-	-	58,748	-	-	58,748
Exchange variation	-	-	-	-	-	-
Balance at 06/30/2019	-	-	**(167,003)**	**(342,835)**	-	**(509,838)**
Book value						
Balance at 06/30/2019	**5,841,739**	**1,553,362**	**2,579,054**	**2,527,200**	**1,393,113**	**13,894,468**
Balance at 06/30/2018	**8,328,828**	**1,857,886**	**2,464,197**	**2,568,947**	**1,192,996**	**16,412,854**

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 454,758 achievable by 2020;

(2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits;

(3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (246,387) (R$ (219,031)) from 01/01 to 06/30/2018) are disclosed in the expenses on financial operation.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 | 4.50

Note 12 – Stockholders' equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. In Meetings of the Board of Directors held on 02/22/2018, cancellations of 14,424,206, were approved, of common shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting – ESM held on July 27, 2018 approved the split in 50% the ITAÚ UNIBANCO HOLDING's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4, 928,076,320 1, 609,055,166 6, 537,131,486 64, 775,651 Residents abroad at 12/31/2018 30, 214,039 3,236,789,823 3, 267,003,862 32, 372,349 Shares of capital stock at 12/31/2018 4, 958,290,359 4, 845,844,989 9, 804,135,348 97, 148,000 Shares of capital stock at 06/30/2019 4, 958,290,359 4, 845,844,989 9,804,135,348 97, 148,000 Residents in Brazil at 06/30/2019 4, 929,949,379 1, 689,709,446 6, 619,658,825 65, 593,404 Residents abroad at 06/30/2019 28, 340,980 3,156,135,543 3, 184,476,523 31, 554,596 (1) Treasury shares at 12/31/2018 - 83, 614,426 83, 614,426 (1,819,690) Result of delivery of treasure shares - (22,732,346) (22,732,346) 494,721 (1) Treasury shares at 06/30/2019 - 60, 882,080 60, 882,080 (1,324,969) Outstanding shares at 06/30/2019 4, 958,290,359 4, 784,962,909 9,743,253,268 (2) 4, 958,290,359 4, 754,968,546 9, 713,258,905 Outstanding shares at 06/30/2018 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. (2) For better comparability, outstanding shares in the period of 06/30/2018 were adjusted by the split approved on October 31, 2018. In 2019 there was no purchase of treasury shares in the period. See below average cost of shares in treasury and their market price in reais: 01/01 to 06/30/2019 Cost / Market value Common Preferred Average cost - 21.76 Market value at 06/30/2019 31.13 36. 26 b) Dividends Shareholders are entitled mandatory minimum dividends in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally of income distributed, after common shares have received dividends equal to the annual minimum priority dividend to be paid to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.51 Note 12 – Stockholders' equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. In Meetings of the Board of Directors held on 02/22/2018, cancellations of 14,424,206, were approved, of common shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting – ESM held on July 27, 2018 approved the split in 50% the ITAÚ UNIBANCO HOLDING's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4, 928,076,320 1, 609,055,166 6, 537,131,486 64, 775,651 Residents abroad at 12/31/2018 30, 214,039 3,236,789,823 3, 267,003,862 32, 372,349 Shares of capital stock at 12/31/2018 4, 958,290,359 4, 845,844,989 9, 804,135,348 97, 148,000 Shares of capital stock at 06/30/2019 4, 958,290,359 4, 845,844,989 9,804,135,348 97, 148,000 Residents in Brazil at 06/30/2019 4, 929,949,379 1, 689,709,446 6, 619,658,825 65, 593,404 Residents abroad at 06/30/2019 28, 340,980 3,156,135,543 3, 184,476,523 31, 554,596 (1) Treasury shares at 12/31/2018 - 83, 614,426 83, 614,426 (1,819,690) Result of delivery of treasure shares - (22,732,346) (22,732,346) 494,721 (1) Treasury shares at 06/30/2019 - 60, 882,080 60, 882,080 (1,324,969) Outstanding shares at 06/30/2019 4, 958,290,359 4, 784,962,909 9,743,253,268 (2) 4, 958,290,359 4, 754,968,546 9, 713,258,905 Outstanding shares at 06/30/2018 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. (2) For better comparability, outstanding shares in the period of 06/30/2018 were adjusted by the split approved on October 31, 2018. In 2019 there was no purchase of treasury shares in the period. See below average cost of shares in treasury and their market price in reais: 01/01 to 06/30/2019 Cost / Market value Common Preferred Average cost - 21.76 Market value at 06/30/2019 31.13 36. 26 b) Dividends Shareholders are entitled mandatory minimum dividends in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally of income distributed, after common shares have received dividends equal to the annual minimum priority dividend to be paid to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.51

I - Calculation Net income - ITAÚ UNIBANCO HOLDING 13,504,783 Adjustments: (-) Legal reserve (675,239) Dividend calculation basis 12,829,544 Mandatory dividend 3,207,386 Dividend and interest on capital – paid / provided for / identified 8,542,791 II – Stockholders' compensation Gross value per Gross WTS Net share (R$) Paid / Prepaid - Dividends - 5 monthly installments paid in February to June 2019 0.0150 729, 736 - 729, 736 Provided for (recorded in Other liabilities – Social and statutory) 2, 477,650 - 2, 477,650 Dividends - 1 monthly installment paid on 07/01/2019 0.0150 146, 148 - 146, 148 Dividends declared 0.2393 2, 331,502 - 2, 331,502 Identified in Revenue Reserve In Stockholders’ Equity 0.5476 5, 335,405 - 5, 335,405 Total from 01/01 to 06/30/2019 8, 542,791 - 8, 542,791 Total from 01/01 to 06/30/2018 5, 434,711 (121,581) 5, 313,130 c) Capital and revenue reserves 06/30/2019 06/30/2018 Capital reserves 1, 713,439 1,586,364 Premium on subscription of shares 283,512 283,512 Share-based payment plan 1,428,822 1,301,747 Reserves from tax incentives and restatement of equity securities and other 1,105 1,105 Revenue reserves 29,865,692 29, 344,128 (1) 10, 748,294 9, 504,157 Legal (2) 13, 781,993 16,888,978 Statutory (3) Special revenue reserves 5, 335,405 2, 950,993 (1) It purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the remuneration flow to shareholders. (3) Refers to Dividends or Interest on Capital declared after 06/30/2019 and 06/30/2018. d) Conciliation of net income and stockholders’ equity (Note 2b) Net income Stockholders’ equity 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 ITAÚ UNIBANCO HOLDING 13, 504,783 9,945,840 125,787,616 122,621,644 Amortization of goodwill 8,823 46,907 (557) (54,362) Hedge of net investments in foreign operations (Nota 3r) (91,808) 1,545,712 - - 13, 421,798 11,538,459 125,787,059 122,567,282 ITAÚ UNIBANCO HOLDING PRUDENTIAL Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.52 I - Calculation Net income - ITAÚ UNIBANCO HOLDING 13,504,783 Adjustments: (-) Legal reserve (675,239) Dividend calculation basis 12,829,544 Mandatory dividend 3,207,386 Dividend and interest on capital – paid / provided for / identified 8,542,791 II – Stockholders' compensation Gross value per Gross WTS Net share (R$) Paid / Prepaid - Dividends - 5 monthly installments paid in February to June 2019 0.0150 729, 736 - 729, 736 Provided for (recorded in Other liabilities – Social and statutory) 2, 477,650 - 2, 477,650 Dividends - 1 monthly installment paid on 07/01/2019 0.0150 146, 148 - 146, 148 Dividends declared 0.2393 2, 331,502 - 2, 331,502 Identified in Revenue Reserve In Stockholders’ Equity 0.5476 5, 335,405 - 5, 335,405 Total from 01/01 to 06/30/2019 8, 542,791 - 8, 542,791 Total from 01/01 to 06/30/2018 5, 434,711 (121,581) 5, 313,130 c) Capital and revenue reserves 06/30/2019 06/30/2018 Capital reserves 1, 713,439 1,586,364 Premium on subscription of shares 283,512 283,512 Share-based payment plan 1,428,822 1,301,747 Reserves from tax incentives and restatement of equity securities and other 1,105 1,105 Revenue reserves 29,865,692 29, 344,128 (1) 10, 748,294 9, 504,157 Legal (2) 13, 781,993 16,888,978 Statutory (3) Special revenue reserves 5, 335,405 2, 950,993 (1) It purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the remuneration flow to shareholders. (3) Refers to Dividends or Interest on Capital declared after 06/30/2019 and 06/30/2018. d) Conciliation of net income and stockholders’ equity (Note 2b) Net income Stockholders’ equity 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 ITAÚ UNIBANCO HOLDING 13, 504,783 9,945,840 125,787,616 122,621,644 Amortization of goodwill 8,823 46,907 (557) (54,362) Hedge of net investments in foreign operations (Nota 3r) (91,808) 1,545,712 - - 13, 421,798 11,538,459 125,787,059 122,567,282 ITAÚ UNIBANCO HOLDING PRUDENTIAL Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.52

e) Asset valuation adjustments

	06/30/2019	06/30/2018
Available-for-sale securities	1,571,751	(1,348,728)
Hedge cash flow	(1,799,708)	(1,459,619)
Remeasurements in liabilities of post-employment benefits	(1,064,845)	(838,665)
Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations	(322,301)	113,534
Asset valuation adjustments (*)	**(1,615,103)**	**(3,533,478)**

(*) Net of tax effects.

f) Non-controlling interests

	Stockholders' equity		Net Income	
	06/30/2019	06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018
Itaú CorpBanca (Note 2c)	10,257,785	11,092,904	(84,251)	(37,563)
Itaú CorpBanca Colombia S.A. (Note 2c)	1,260,246	1,332,145	(34,747)	(6,532)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	459,852	376,164	(76,010)	(42,836)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	419,171	344,684	(30,657)	(42,604)
Other	31,150	21,063	(7,116)	(332)
Total	**12,428,204**	**13,166,960**	**(232,781)**	**(129,867)**

g) Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits are only made in years in which there are sufficient profits to enable the distribution of mandatory dividends, limiting the maximum dilutive effect to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on stock-based payment plans are presented in the table below:

	01/01 to 06/30/2019	01/01 to 06/30/2018
Partner Plan (Note 9g)	(145,845)	(108,430)
Share-based plan	(217,647)	(205,453)
Total	**(363,492)**	**(313,883)**

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 | 4.53

I – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING invest a percentage of their bonus to acquire shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive shares as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition prices of shares and share-based Instruments are established every six months and are equivalent to the average of share quotation in the 30 days prior to the determination of the acquisition price, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the shares as consideration is the market price at the grant date, less expected dividends.

Changes in the Partner Program

	01/01 to 06/30/2019	01/01 to 06/30/2018
	Quantity	Quantity
Opening balance	**48,871,182**	**51,074,441**
New granted	8,096,700	9,912,356
Delivered	(15,627,167)	(11,597,420)
Cancelled	(865,922)	(465,365)
Closing balance	**40,474,793**	**48,924,012**
Weighted average of remaining contractual life (years)	**2.11**	**2.74**
Market value weighted average (R$)	**25.49**	**26.22**

II- Variable Compensation

In this plan, fifty percent (50%) of variable compensation of management members should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive's remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member that should meet at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date.

Change in variable compensation in shares

	01/01 to 06/30/2019	01/01 to 06/30/2018
	Quantity	Quantity
Opening balance	**25,016,145**	**31,229,973**
New granted	9,791,483	10,240,672
Delivered	(14,236,717)	(16,611,521)
Cancelled	(57,273)	(125,060)
Closing balance	**20,513,638**	**24,734,064**
Market value weighted average (R$)	**37.55**	**34.05**

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.54

Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”), which was discontinued, and only exercisable options remain. Simple options have the following characteristics: a) Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years. Change in the Simple options plan 01/01 to 06/30/2019 01/01 to 06/30/2018 Weighted Weighted Quantity average Quantity average exercise price exercise price Opening balance 3,089,599 22.30 24,514,359 25.21 Options exercisable at the end of the period 3,089,599 22.30 24,514,359 25.21 Options: (*) Canceled / Forfeited (15,590) 29.51 (10,530) 21.40 Exercised (616,527) 21.95 (13,934,910) 25.86 Closing balance 2, 457,482 22.79 10, 568,919 25.86 Options exercisable at the end of the period 2, 457,482 22.79 10, 568,919 25.86 Range of exercise prices Granting 2010-2011 14.47 - 28.61 Granting 2012 22.79 21.40 Weighted average of the remaining contractual life (in years) 0. 50 0.89 Market value weighted average (R$) 36.85 33.39 (*) Refers to non-exercise based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.55 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”), which was discontinued, and only exercisable options remain. Simple options have the following characteristics: a) Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years. Change in the Simple options plan 01/01 to 06/30/2019 01/01 to 06/30/2018 Weighted Weighted Quantity average Quantity average exercise price exercise price Opening balance 3,089,599 22.30 24,514,359 25.21 Options exercisable at the end of the period 3,089,599 22.30 24,514,359 25.21 Options: (*) Canceled / Forfeited (15,590) 29.51 (10,530) 21.40 Exercised (616,527) 21.95 (13,934,910) 25.86 Closing balance 2, 457,482 22.79 10, 568,919 25.86 Options exercisable at the end of the period 2, 457,482 22.79 10, 568,919 25.86 Range of exercise prices Granting 2010-2011 14.47 - 28.61 Granting 2012 22.79 21.40 Weighted average of the remaining contractual life (in years) 0. 50 0.89 Market value weighted average (R$) 36.85 33.39 (*) Refers to non-exercise based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.55

Note 13 – Related parties Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2b), were eliminated and do not have effects on the consolidated statements. The main unconsolidated related parties are as follows: • Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; • The non-financial subsidiaries and joint-controlled entities of ITAÚSA, specially: Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.; • Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; • Domestic investments, specially Itauseg Participações S.A., XP Investimentos S.A., Provar Negócios de Varejo Ltda., Itaú Consultoria de Valores Mobiliários e Participações S.A., ITB Holding Brasil Participações Ltda., BSF Holding S.A., and foreign investments BICSA Holdings Ltd.; • Itaú Seguros S.A., Itaú Vida e Previdência S.A. and Cia. Itaú de Capitalização, companies in the insurance, pension plan and capitalization sectors; • Foundations and Institutes maintained by ITAÚ UNIBANCO HOLDING PRUDENTIAL’s donations and by the proceedings generated by its assets to accomplish its purposed, as well as to maintain the operational and administrative structure: Itaú Social Foundation – manages the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supports current projects and initiatives arranged or sponsored by accredited entities of the Itaú Social Program. Itaú Cultural Institute – promotes and disseminates Brazilian culture in the country and abroad. Unibanco Institute – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Unibanco de Cinema Institute – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Itaú Viver Mais Association – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. • Associação Cubo Coworking Itaú – partner entity of ITAÚ UNIBANCO HOLDING PRUDENTIAL which purpose is to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.56 Note 13 – Related parties Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2b), were eliminated and do not have effects on the consolidated statements. The main unconsolidated related parties are as follows: • Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; • The non-financial subsidiaries and joint-controlled entities of ITAÚSA, specially: Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.; • Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; • Domestic investments, specially Itauseg Participações S.A., XP Investimentos S.A., Provar Negócios de Varejo Ltda., Itaú Consultoria de Valores Mobiliários e Participações S.A., ITB Holding Brasil Participações Ltda., BSF Holding S.A., and foreign investments BICSA Holdings Ltd.; • Itaú Seguros S.A., Itaú Vida e Previdência S.A. and Cia. Itaú de Capitalização, companies in the insurance, pension plan and capitalization sectors; • Foundations and Institutes maintained by ITAÚ UNIBANCO HOLDING PRUDENTIAL’s donations and by the proceedings generated by its assets to accomplish its purposed, as well as to maintain the operational and administrative structure: Itaú Social Foundation – manages the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supports current projects and initiatives arranged or sponsored by accredited entities of the Itaú Social Program. Itaú Cultural Institute – promotes and disseminates Brazilian culture in the country and abroad. Unibanco Institute – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Unibanco de Cinema Institute – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Itaú Viver Mais Association – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. • Associação Cubo Coworking Itaú – partner entity of ITAÚ UNIBANCO HOLDING PRUDENTIAL which purpose is to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.56

a) Transactions with related parties: ITAÚ UNIBANCO HOLDING PRUDENCIAL Assets / (Liabilities) Revenue / (Expense) Annual rate 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Securities and derivative financial instruments - assets and liabilities 2 216,701 3,448 21,575 Investment funds - 216,699 5 18,935 Other 2 2 3,443 2,640 Loan operations 104,121 69,281 3,861 5,861 Alpargatas S.A. 2.35% to 6% Pre-fixed rate 28,331 69,209 815 5,617 Other 113% CDI 75,790 72 3,046 244 Foreign exchange portfolio - assets and liabilities 1,696 (766) 1,539 (87) Itaú Europa Luxembourg S.A. 1,696 (766) 1,539 (87) Deposits received under securities repurchase agreements (581,219) (790,412) (18,725) (38,879) 100% SELIC IGA Participações S.A. (190,427) (179,090) (5,710) (5,511) 100% SELIC Investimentos Bemge S.A. (75,142) (71,873) (2,253) (2,257) Itaú Rent Administração e Participações Ltda. 100% SELIC (121,144) (268,367) (3,632) (8,259) Investment funds - - (539) (197) Other 75% to 96% CDI (194,506) (271,082) (6,591) (22,655) Deposits (8,445,939) (4,345,972) (223,234) (72,779) BICSA Holdings, Ltd. 2.82% Pre-fixed rate (1,354,895) (1,376,695) (24,246) (14,648) 100% CDI Itauseg Participações S.A. (4,094,965) (1,401,326) (112,202) (28,637) 100% CDI Other (2,996,079) (1,567,951) (86,786) (29,494) Amounts receivable from (payable to) related companies / Banking service fees (expenses) (270,159) 388,304 126,125 160,811 Fundação Itaú Unibanco - Previdência Complementar (97,764) (106,146) 21,082 19,346 Itaú Seguros S.A. (119,019) (18,907) 207,925 190,906 Itaúsa Investimentos Itaú S.A. (36,120) 385 (32,794) 2,132 Other (17,256) 512,972 (70,088) (51,573) Rent revenues (expenses) (7) (7) (148,559) (149,735) Fundação Itaú Unibanco - Previdência Complementar - - (17,504) (21,149) Itaú Rent Administração e Participações Ltda. - - (84,802) (83,764) Itaú Seguros S.A. - - (18,534) (16,714) Other (7) (7) (27,719) (28,108) Sponsorship expenses (460) - (460) (20,270) Associação Cubo Coworking Itaú - - - (19,350) Associação Itaú Viver Mais (460) - (460) (920) Donation expenses - - (24,500) (37,000) Instituto Itaú Cultural - - (24,500) (37,000) b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING PRUDENTIAL in the period correspond to: 01/01 to 01/01 to 06/30/2019 06/30/2018 Fees (273,479) (256,349) Profit sharing (170,578) (101,336) Post-employment benefits (4,471) (4,984) Granting of the Share-based payment (133,897) (102,358) Total (582,425) (465,027) Total amounts related to stock-based compensation plan, personnel expenses and post-employment benefits is detailed in Notes 12g, 9g and 15, respectively. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.57 a) Transactions with related parties: ITAÚ UNIBANCO HOLDING PRUDENCIAL Assets / (Liabilities) Revenue / (Expense) Annual rate 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Securities and derivative financial instruments - assets and liabilities 2 216,701 3,448 21,575 Investment funds - 216,699 5 18,935 Other 2 2 3,443 2,640 Loan operations 104,121 69,281 3,861 5,861 Alpargatas S.A. 2.35% to 6% Pre-fixed rate 28,331 69,209 815 5,617 Other 113% CDI 75,790 72 3,046 244 Foreign exchange portfolio - assets and liabilities 1,696 (766) 1,539 (87) Itaú Europa Luxembourg S.A. 1,696 (766) 1,539 (87) Deposits received under securities repurchase agreements (581,219) (790,412) (18,725) (38,879) 100% SELIC IGA Participações S.A. (190,427) (179,090) (5,710) (5,511) 100% SELIC Investimentos Bemge S.A. (75,142) (71,873) (2,253) (2,257) Itaú Rent Administração e Participações Ltda. 100% SELIC (121,144) (268,367) (3,632) (8,259) Investment funds - - (539) (197) Other 75% to 96% CDI (194,506) (271,082) (6,591) (22,655) Deposits (8,445,939) (4,345,972) (223,234) (72,779) BICSA Holdings, Ltd. 2.82% Pre-fixed rate (1,354,895) (1,376,695) (24,246) (14,648) 100% CDI Itauseg Participações S.A. (4,094,965) (1,401,326) (112,202) (28,637) 100% CDI Other (2,996,079) (1,567,951) (86,786) (29,494) Amounts receivable from (payable to) related companies / Banking service fees (expenses) (270,159) 388,304 126,125 160,811 Fundação Itaú Unibanco - Previdência Complementar (97,764) (106,146) 21,082 19,346 Itaú Seguros S.A. (119,019) (18,907) 207,925 190,906 Itaúsa Investimentos Itaú S.A. (36,120) 385 (32,794) 2,132 Other (17,256) 512,972 (70,088) (51,573) Rent revenues (expenses) (7) (7) (148,559) (149,735) Fundação Itaú Unibanco - Previdência Complementar - - (17,504) (21,149) Itaú Rent Administração e Participações Ltda. - - (84,802) (83,764) Itaú Seguros S.A. - - (18,534) (16,714) Other (7) (7) (27,719) (28,108) Sponsorship expenses (460) - (460) (20,270) Associação Cubo Coworking Itaú - - - (19,350) Associação Itaú Viver Mais (460) - (460) (920) Donation expenses - - (24,500) (37,000) Instituto Itaú Cultural - - (24,500) (37,000) b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING PRUDENTIAL in the period correspond to: 01/01 to 01/01 to 06/30/2019 06/30/2018 Fees (273,479) (256,349) Profit sharing (170,578) (101,336) Post-employment benefits (4,471) (4,984) Granting of the Share-based payment (133,897) (102,358) Total (582,425) (465,027) Total amounts related to stock-based compensation plan, personnel expenses and post-employment benefits is detailed in Notes 12g, 9g and 15, respectively. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.57

Note 14 - Market value

In cases where market prices are not available, market value are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated market value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated market value for financial instruments:

		06/30/2019		06/30/2018	
		Book Value	Estimated Market Value	Book Value	Estimated Market Value
Interbank investments	(a)(b)	281,159,193	281,204,000	271,561,025	271,615,794
Securitiess	(c)				
Adjustment of available-for-sale securities		108,476,184	108,476,184	94,476,650	94,476,650
Adjustment of held-to-maturity securities		33,601,590	35,307,404	36,158,032	36,040,791
Derivative financial instruments - Assets	(c)	31,055,195	31,055,195	27,706,288	27,706,288
Loan, lease and other credit operations	(d)	519,820,273	530,487,083	482,391,532	487,286,009
Deposits	(b)	472,152,220	472,241,819	431,428,555	431,460,828
Deposits received under securities repurchase agreements	(a)	316,941,900	316,941,900	316,306,586	316,306,586
Funds from acceptance and issuance of securities	(b)	125,336,186	125,435,035	115,008,431	115,162,126
Borrowings and onlendings	(b)	72,788,184	72,916,421	61,872,480	62,162,975
Derivative financial instruments - Liabilities	(c)	35,644,202	35,644,202	31,654,619	31,654,619
Subordinated debt	(b)	51,967,888	53,672,953	53,925,330	53,887,701

The methods and assumptions adopted to estimate the market value are defined below:

a) **Securities purchased under agreements to resell, which compose the balance of Interbank Investments, and Securities under repurchase agreements -** The carrying amounts for these instruments approximate their market values.

b) **Interbank deposits, which compose the balance of Interbank Investments, Deposits, Funds from Acceptance and Issuance of Securities, Borrowings and Onlending and Subordinate Debt** – they are calculated by discounting estimated cash flows at market interest rates.

c) **Securities and Derivatives -** Under usual conditions, the prices quoted in the market are the best indicators of market values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other pricing techniques to establish their market value. In the absence of the prices quoted by the Brazilian Financial and Capital Markets Association (ANBIMA), the market values of government securities are determined based on the interest rates provided by brokers. The market values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The market values of shares are computed based on their prices quoted in the market. The market values of derivative financial instruments were determined as follows:

- ***Swaps:*** Their cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, drawn mainly based on the exchange price of derivatives at B3, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the market value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.)
- **Futures and Forwards:** Quotations on exchanges or using criteria identical to those applied to swaps.
- **Options:** determined based on mathematical models, such as Black & Scholes, using data, in general from Bloomberg, of implicit volatility, interest rate yield curve and market value of the underlying asset. Current market prices of options are used to compute the implicit volatilities.
- **Credit Risk:** inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk.

d) **Loan operations and lease operations and other credits –** Market value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The market value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates close of similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their market value. The market value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity. The market value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and information specific of the debtor.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 | 4.58

Note 15 – Post-employment benefits

ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiaries, sponsors retirement plans to its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date.

Below is a list of benefit plans and their modalities:

Entity	Benefit plan	Modality
Fundação Itaú Unibanco - Previdência Complementar - FIU	Supplementary retirement plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev benefit plan 002 benefit plan Prebeg benefit plan UBB PREV defined benefit plan Benefit Plan II Itaulam basic plan Itaú Defined Benefit Plan REDECARD Retirement Plan ITAUCARD Retirement Defined Benefit Plan	Defined Benefit
	Itaubanco Defined Contribution Plan Itaubank Retirement Plan REDECARD Pension Plan	Defined Contribution
	Unibanco Pension Plan Itaulam Supplementary Plan Itaú Defined Contribution Plan REDECARD Retirement Plan ITAUCARD Supplementary Retirement Plan	Variable Contribution
FUNBEP Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan Funbep II Benefit Plan	Defined Benefit Variable Contribution

The modality of Defined Contribution plans have funds composed by the portions of sponsors' contributions not yet included in the participant's account balance due to loss of eligibility to the benefit, as well as of resources arising from the migration of retirement plans in defined benefit modality. The fund is used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 | 4.59

a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimated about the variables that determine the post-employment benefit amounts.

The main demographic assumptions comprise: mortality table and turnover of active participants and the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	06/30/2019	06/30/2018
Discount rate (1)	9.72% p.a.	9.98% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover	Itaú Experience 2008/2010 (3)	Itaú Experience 2008/2010
Future salary growth	4.00% to 7.12 % p.a.	5.04% to 7.12 % p.a.
Growth of the pension fund benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Determined based on market yield related to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.

(2) Correspond to those disclosed by SOA – Society of Actuaries, that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.

(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and biometric risk.

- Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities.

- Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Biometric Risk – plans that have any obligation actuarially assessed are exposed to biometric risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to biometric assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study preparedby an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 | 4.60

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Fixed income securities	**17,496,199**	**17,213,133**	**90.82%**	**95.97%**
Quoted in an active market	17,203,597	16,936,015	89.30%	94.42%
Non quoted in an active market	292,602	277,118	1.52%	1.55%
Variable income securities	**1,055,603**	**18,669**	**5.48%**	**0.10%**
Quoted in an active market	1,048,059	14,120	5.44%	0.07%
Non quoted in an active market	7,544	4,549	0.04%	0.03%
Structured investments	**83,708**	**42,753**	**0.44%**	**0.24%**
Quoted in an active market	8,671	613	0.05%	0.00%
Non quoted in an active market	75,037	42,140	0.39%	0.24%
Real estate	**547,315**	**580,870**	**2.84%**	**3.24%**
Loans to participants	**80,954**	**81,152**	**0.42%**	**0.45%**
Total	**19,263,779**	**17,936,577**	**100.00%**	**100.00%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 10,689 (R$ 10,723 at 06/30/2018), and real estate rented to Group companies, with a fair value of R$ 457,568 (R$ 498,826 at 06/30/2018).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from judicial decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new adhesions.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING PRUDENTIAL used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

e) Net amount recognized in the balance sheet

	06/30/2019			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	19,263,779	1,616,670	-	20,880,449
2 - Actuarial liabilities	(15,672,727)	-	(388,861)	(16,061,588)
3 - Asset restriction (*)	(3,954,869)	(971,250)	-	(4,926,119)
4 - Net amount recognized in the balance sheet (1+2+3)	**(363,817)**	**645,420**	**(388,861)**	**(107,258)**
Amount recognized in Assets (Note 9a)	66,399	645,420	-	711,819
Amount recognized in Liabilities (Note 9d)	(430,216)	-	(388,861)	(819,077)

	06/30/2018			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	17,936,577	1,658,808	-	19,595,385
2 - Actuarial liabilities	(14,717,446)	-	(260,943)	(14,978,389)
3 - Asset restriction (*)	(3,366,490)	(948,457)	-	(4,314,947)
4 - Net amount recognized in the balance sheet (1+2+3)	**(147,359)**	**710,351**	**(260,943)**	**302,049**
Amount recognized in Assets (Note 9a)	360,646	710,351	-	1,070,997
Amount recognized in Liabilities (Note 9d)	(508,005)	-	(260,943)	(768,948)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with Bacen Resolution nº 4,424/15.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 | 4.61

f) Change in the net amount recognized in the balance sheet:

	06/30/2019								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**18,808,301**	**(15,492,841)**	**(3,664,329)**	**(348,869)**	**1,601,523**	**(938,290)**	**663,233**	**(281,933)**	**32,431**
Amounts recognized in income (1+2+3)	**884,680**	**(758,418)**	**(177,716)**	**(51,454)**	**75,729**	**(45,601)**	**30,128**	**(14,093)**	**(35,419)**
1 - Cost of current service	-	(37,229)	-	(37,229)	-	-	-	-	(37,229)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest [(1)]	884,680	(721,189)	(177,716)	(14,225)	75,729	(45,601)	30,128	(14,093)	1,810
Amounts recognized in stockholder´s equity (4+5+6)	**113,778**	**(4,806)**	**(112,824)**	**(3,852)**	**(7,780)**	**12,641**	**4,861**	**(103,282)**	**(102,273)**
4 - Effects on asset ceiling	-	-	4,765	4,765	-	8,027	8,027	-	12,792
5 - Remeasurements [(2) (3)]	117,589	(4,665)	(117,589)	(4,665)	(7,780)	4,614	(3,166)	(103,282)	(111,113)
6 - Exchange variation	(3,811)	(141)	-	(3,952)	-	-	-	-	(3,952)
Other (7+8+9+10)	**(542,980)**	**583,338**	**-**	**40,358**	**(52,802)**	**-**	**(52,802)**	**10,447**	**(1,997)**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(583,338)	583,338	-	-	-	-	-	10,447	10,447
9 - Contributions from sponsor	35,785	-	-	35,785	(52,802)	-	(52,802)	-	(17,017)
10 - Contributions from parcipants	4,573	-	-	4,573	-	-	-	-	4,573
Amounts end of the period	**19,263,779**	**(15,672,727)**	**(3,954,869)**	**(363,817)**	**1,616,670**	**(971,250)**	**645,420**	**(388,861)**	**(107,258)**

	06/30/2018								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**17,588,377**	**(14,490,545)**	**(3,217,361)**	**(119,529)**	**1,631,516**	**(911,929)**	**719,587**	**(256,723)**	**343,335**
Amounts recognized in income (1+2+3)	**850,018**	**(728,416)**	**(160,560)**	**(38,958)**	**78,607**	**(44,845)**	**33,762**	**(12,437)**	**(17,633)**
1 - Cost of current service	-	(33,717)	-	(33,717)	-	-	-	-	(33,717)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest [(1)]	850,018	(694,699)	(160,560)	(5,241)	78,607	(44,845)	33,762	(12,437)	16,084
Amounts recognized in stockholder´s equity (4+5+6)	**4,268**	**(44,545)**	**11,431**	**(28,846)**	**(11,500)**	**8,317**	**(3,183)**	**-**	**(32,029)**
4 - Effects on asset ceiling	-	-	11,431	11,431	-	8,317	8,317	-	19,748
5 - Remeasurements [(2) (3)]	-	(36,598)	-	(36,598)	(11,500)	-	(11,500)	-	(48,098)
6 - Exchange variation	4,268	(7,947)	-	(3,679)		-	-	-	(3,679)
Other (7+8+9+10)	**(506,086)**	**546,060**	**-**	**39,974**	**(39,815)**	**-**	**(39,815)**	**8,217**	**8,376**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(546,060)	546,060	-	-	-	-	-	8,217	8,217
9 - Contributions from sponsor	34,533	-	-	34,533	(39,815)	-	(39,815)	-	(5,282)
10 - Contributions from parcipants	5,441	-	-	5,441	-	-	-	-	5,441
Amounts end of the period	**17,936,577**	**(14,717,446)**	**(3,366,490)**	**(147,359)**	**1,658,808**	**(948,457)**	**710,351**	**(260,943)**	**302,049**

1) Corresponds to the amount calculated on 01/01/2019 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.72% p.a.(On 01/01/2018 the rate used was 9.98% p.a.);

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate;

(3) The actual return on assets amounted to R$ 1,002,269 (R$ 850,018 at 06/30/2018).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 | 4.62

g) Defined benefit contribution

	Estimated contribution	Contributions made	
	2019	01/01 to 06/30/2019	01/01 to 06/30/2018
Pension plan - FIU	47,279	31,586	29,537
Pension plan - FUNBEP	10,115	4,199	4,996
Total	**57,394**	**35,785**	**34,533**

h) Maturity profile of defined benefit liabilities

	Duration (*)	2019	2020	2021	2022	2023	2024 to 2028
Pension plan - FIU	10.88	799,004	823,503	858,735	893,598	929,239	5,184,106
Pension plan - FUNBEP	10.09	370,160	387,370	404,340	419,677	434,644	2,361,645
Other post-employment benefits	12.02	16,981	18,073	19,223	20,388	21,569	127,453
Total		**1,186,145**	**1,228,946**	**1,282,298**	**1,333,663**	**1,385,452**	**7,673,204**

(*) Average duration of plan´s actuarial liabilities.

i) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders´ equity (*)	Present value of liability	Income	Stockholders´ equity (*)
Interest rate						
Increase by 0.5%	(717,588)	-	76,368	(15,202)	-	(15,202)
Decrease by 0.5%	782,123	-	(249,711)	16,720	-	16,720
Mortality rate						
Increase by 5%	(159,871)	-	45,128	(6,309)	-	(6,309)
Decrease by 5%	167,150	-	(47,704)	6,752	-	6,752
Medical inflation						
Increase by 1%	-	-	-	32,653	-	32,653
Decrease by 1%	-	-	-	(27,667)	-	(27,667)

(*) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 | 4.63

Note 16 – Information on foreign subsidiaries ITAÚ UNIBANCO HOLDING PRUDENTIAL has subsidiaries abroad, basically compose of: Itaú Unibanco S.A. - Grand Cayman Branch, New York Branch, Tokyo Branch, Nassau Branch, Itaú Unibanco Holding S.A. Cayman Branch, Itau Bank, Ltd., ITB Holding Ltd., Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Itaú CorpBanca Colômbia S.A., Itaú CorpBanca S.A., Banco Itaú Paraguay S.A. and Itau BBA International plc. Net income 01/01 to 01/01 to 06/30/2019 06/30/2018 Foreign consolidated 1, 898,496 1, 266,068 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.64 Note 16 – Information on foreign subsidiaries ITAÚ UNIBANCO HOLDING PRUDENTIAL has subsidiaries abroad, basically compose of: Itaú Unibanco S.A. - Grand Cayman Branch, New York Branch, Tokyo Branch, Nassau Branch, Itaú Unibanco Holding S.A. Cayman Branch, Itau Bank, Ltd., ITB Holding Ltd., Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Itaú CorpBanca Colômbia S.A., Itaú CorpBanca S.A., Banco Itaú Paraguay S.A. and Itau BBA International plc. Net income 01/01 to 01/01 to 06/30/2019 06/30/2018 Foreign consolidated 1, 898,496 1, 266,068 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.64

Note 17 – Risk, Capital Management and Fixed Assets Limits a) Corporate Governance ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies, and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in the performance of its assignments related to capital and risk management. In the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management and which decisions are monitored in the scope of CGRC. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has panels collegiate bodies, which exercise the responsibilities delegated in capital and risk management, presided over by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has specialized executive boards to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with policies and procedures established. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we act with strict ethical standard and regulatory compliance, in search for high and increasing results, with low volatility, through long-lasting relationship with the client, correct risk pricing, pulverized funding and proper use of capital.” Based on this statement, five dimensions have been established (Capitalization, Liquidity, Composition of results, Operational Risk and Reputation). Each dimension is made up of a set of metrics associated with the main risks involved, combining supplementary measurement methods, in search for a comprehensive vision of our exposures. The Board of Directors is responsible for approving guidelines and limits for risk appetite, exercising its activities with the support of CGRC and CRO - Chief Risk Officer. The limits for risk appetite are frequently monitored and reported to risk committees and to the Board of Directors, which will guide the preventive measures to be taken to ensure that exposures are aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Among BACEN’s requirement for proper risk and capital management, noteworthy are the Risk Appetite Statement” (RAS) and the implementation of continuous and integrated risk management structure, the stress test program, the organization of the Risk Committee and nomination, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities and independence requirements. Substantiation for risk appetite, risk management and guidelines for activities of employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED the day-to-day for decision-making purposes are: • Sustainability and client satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is committed to do business that is good both for the client and the institution itself; Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.65 Note 17 – Risk, Capital Management and Fixed Assets Limits a) Corporate Governance ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies, and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in the performance of its assignments related to capital and risk management. In the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management and which decisions are monitored in the scope of CGRC. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has panels collegiate bodies, which exercise the responsibilities delegated in capital and risk management, presided over by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has specialized executive boards to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with policies and procedures established. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we act with strict ethical standard and regulatory compliance, in search for high and increasing results, with low volatility, through long-lasting relationship with the client, correct risk pricing, pulverized funding and proper use of capital.” Based on this statement, five dimensions have been established (Capitalization, Liquidity, Composition of results, Operational Risk and Reputation). Each dimension is made up of a set of metrics associated with the main risks involved, combining supplementary measurement methods, in search for a comprehensive vision of our exposures. The Board of Directors is responsible for approving guidelines and limits for risk appetite, exercising its activities with the support of CGRC and CRO - Chief Risk Officer. The limits for risk appetite are frequently monitored and reported to risk committees and to the Board of Directors, which will guide the preventive measures to be taken to ensure that exposures are aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Among BACEN’s requirement for proper risk and capital management, noteworthy are the Risk Appetite Statement” (RAS) and the implementation of continuous and integrated risk management structure, the stress test program, the organization of the Risk Committee and nomination, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities and independence requirements. Substantiation for risk appetite, risk management and guidelines for activities of employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED the day-to-day for decision-making purposes are: • Sustainability and client satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is committed to do business that is good both for the client and the institution itself; Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.65

• Risk Culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business; • Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio; • Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has low appetite to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business; • Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure to offer top services; • Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non- negotiable, and, therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts several initiatives to disseminate risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks. These principles lay down the basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks. I – Credit risk Possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed- upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition for establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and the impacts from potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of clients, performance and portfolio evolution, default levels, return rate and economic capital allocated, among other external factors, such as: interest rates, market default indicators, inflation, consumption variation, among others. In compliance with CMN Resolution 4,557, of February 2017, 23, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Itaú Unibanco, Corporate Governance, Regulations and Policies, Reports. II - Market risk Possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things: political, economic and market conditions; portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED and expertise within the group to support operations in specific markets. The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.66 • Risk Culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business; • Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio; • Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has low appetite to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business; • Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure to offer top services; • Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non- negotiable, and, therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts several initiatives to disseminate risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks. These principles lay down the basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks. I – Credit risk Possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed- upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition for establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and the impacts from potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of clients, performance and portfolio evolution, default levels, return rate and economic capital allocated, among other external factors, such as: interest rates, market default indicators, inflation, consumption variation, among others. In compliance with CMN Resolution 4,557, of February 2017, 23, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Itaú Unibanco, Corporate Governance, Regulations and Policies, Reports. II - Market risk Possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things: political, economic and market conditions; portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED and expertise within the group to support operations in specific markets. The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.66

The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators. The structure of limits and warnings is in line with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aiming at improving the risk monitoring and understanding process, and at avoiding concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk. In order to set up operations within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, and can be characterized as accounting or economic hedge, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 5 - Securities and derivative financial instruments). The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution nº. 4,557, of February 2017, 23, and BACEN Circular nº. 3,354, of June 2007, 27. The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading. The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution, it has the no-intention of resale and medium and long term time horizons as general guidelines. Market risk management analyses is conducted based on the following metrics: • Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; • Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); • Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount; • Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and • Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is performed based on the following metrics: • ΔEVE: difference between the present value of sum of repricing flows instruments subject to IRRBB in a base scenario and present value of sum of repricing flows of these instruments in a scenario of shock in interest rates; • ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise: • Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; • Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; • Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in an access-controlled environment, being highly available, which has data safekeeping and recovery processes and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.67 The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators. The structure of limits and warnings is in line with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aiming at improving the risk monitoring and understanding process, and at avoiding concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk. In order to set up operations within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, and can be characterized as accounting or economic hedge, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 5 - Securities and derivative financial instruments). The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution nº. 4,557, of February 2017, 23, and BACEN Circular nº. 3,354, of June 2007, 27. The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading. The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution, it has the no-intention of resale and medium and long term time horizons as general guidelines. Market risk management analyses is conducted based on the following metrics: • Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; • Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); • Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount; • Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and • Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is performed based on the following metrics: • ΔEVE: difference between the present value of sum of repricing flows instruments subject to IRRBB in a base scenario and present value of sum of repricing flows of these instruments in a scenario of shock in interest rates; • ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise: • Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; • Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; • Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in an access-controlled environment, being highly available, which has data safekeeping and recovery processes and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.67

As of June 30, 2019, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 329.9 million, a decrease in relation to the same period of the previous year (R$ 491.1 million at June 30, 2018) due to lower interest rate volatility. The document “Public Access Report – Market Risk“, which includes the guidelines established by the institutional credit risk control policy, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. III – Liquidity risk The institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses. The control over liquidity risk is carried out by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different horizons of time, and monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by the independent validation, internal control and audit areas. The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. IV – Operational risk The possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution. The managers of executive areas adopt corporate methodologies developed and made available by the internal controls, compliance and operational risk area. As part of governance of risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution No. 4,557, of February 2017, 23, the document entitled “Public Access Report – Integrated Management of Operational Risk and Internal Controls“, a summarized version of the institutional operational risk management policy, may be accessed on the website www.itau.com.br/investor- relations, section Itaú Unibanco, “Corporate Governance”, Rules and Policies, Reports. V - Social and environmental risk Risk of potential losses due to exposure to social and environmental damages arising from the performance of its activities. The social and environmental risk management is carried out by the first line of defense in its daily operations, with the technical assessment of the legal and risk areas, which have a technical dedicated team. Business units also have governance for approval of new products, which includes the assessment of the social and environmental risk, therefore ensuring compliance with this requirement for all new products approved by the institution. Governance still has the Social and Environmental Risk Committee, which main duty is to guide the institutional understanding related to exposure to social and environmental risk for the institution’s activities. Mitigation actions concerning the social and environmental risk are carried out by mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition to identification, the phases of prioritization, response, monitoring and reporting of assessed risks supplement this risk monitoring at ITAÚ UNIBANCO HOLDING CONSOLIDATED. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.68 As of June 30, 2019, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 329.9 million, a decrease in relation to the same period of the previous year (R$ 491.1 million at June 30, 2018) due to lower interest rate volatility. The document “Public Access Report – Market Risk“, which includes the guidelines established by the institutional credit risk control policy, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. III – Liquidity risk The institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses. The control over liquidity risk is carried out by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different horizons of time, and monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by the independent validation, internal control and audit areas. The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. IV – Operational risk The possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution. The managers of executive areas adopt corporate methodologies developed and made available by the internal controls, compliance and operational risk area. As part of governance of risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution No. 4,557, of February 2017, 23, the document entitled “Public Access Report – Integrated Management of Operational Risk and Internal Controls“, a summarized version of the institutional operational risk management policy, may be accessed on the website www.itau.com.br/investor- relations, section Itaú Unibanco, “Corporate Governance”, Rules and Policies, Reports. V - Social and environmental risk Risk of potential losses due to exposure to social and environmental damages arising from the performance of its activities. The social and environmental risk management is carried out by the first line of defense in its daily operations, with the technical assessment of the legal and risk areas, which have a technical dedicated team. Business units also have governance for approval of new products, which includes the assessment of the social and environmental risk, therefore ensuring compliance with this requirement for all new products approved by the institution. Governance still has the Social and Environmental Risk Committee, which main duty is to guide the institutional understanding related to exposure to social and environmental risk for the institution’s activities. Mitigation actions concerning the social and environmental risk are carried out by mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition to identification, the phases of prioritization, response, monitoring and reporting of assessed risks supplement this risk monitoring at ITAÚ UNIBANCO HOLDING CONSOLIDATED. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.68

Further details on the Social and environmental risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under “Reports” / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management Report. c) Capital management governance ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the requirements of BACEN, which determines minimum capital requirements, procedures to assess information on globally systemic important banks (G-SIB), fixed asset limits, loan limits, accounting practices and require banks to conform to the regulation based on the Basel Accord for capital adequacy purposes. Additionally, the CNSP and SUSEP issue regulations on capital requirements that impact our insurance operations, and private pension and capitalization plans. The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). I - Composition of capital The Referential Equity (PR) used to monitor the compliance with the operational limits imposed by BACEN is the sum of three items, namely: • Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments; • Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I; • Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with the Common Equity Tier I and the Additional Tier I Capital, it makes up the Total Capital. Composition of Referential Equity 06/30/2019 06/30/2018 Stockholders’ equity attributable to controlling interests 125,737,038 121, 757,711 Non-controlling interests 12,428,204 13, 166,959 Change in interest in subsidiaries in a capital transaction 50,021 809,572 Consolidated stockholders’ equity (BACEN) 138,215,263 135,734,242 Common Equity Tier I prudential adjustments (22,716,814) (25,276,903) Common Equity Tier I 115,498,449 110,457,339 Instruments Eligible to comprise Additional Tier I 10,768,636 7, 663,805 Additional Tier I Prudential Adjustments 106,005 82, 021 Additional Tier I Capital 10, 874,641 7, 745,826 Tier I (Common Equity Tier I + Additional Tier I Capital) 126,373,090 118,203,165 Instruments Eligible to comprise Tier II 11,833,538 15,778,051 Tier II Prudential Adjustments 60,470 91, 133 Tier II 11, 894,008 15, 869,184 Referential Equity (Tier I + Tier II) 138,267,098 134,072,349 II - Capital requirements in place and in progress Minimum capital requirements are expressed as indexes that relate available capital and risk-weighted assets (RWA). Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.69 Further details on the Social and environmental risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under “Reports” / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management Report. c) Capital management governance ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the requirements of BACEN, which determines minimum capital requirements, procedures to assess information on globally systemic important banks (G-SIB), fixed asset limits, loan limits, accounting practices and require banks to conform to the regulation based on the Basel Accord for capital adequacy purposes. Additionally, the CNSP and SUSEP issue regulations on capital requirements that impact our insurance operations, and private pension and capitalization plans. The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). I - Composition of capital The Referential Equity (PR) used to monitor the compliance with the operational limits imposed by BACEN is the sum of three items, namely: • Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments; • Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I; • Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with the Common Equity Tier I and the Additional Tier I Capital, it makes up the Total Capital. Composition of Referential Equity 06/30/2019 06/30/2018 Stockholders’ equity attributable to controlling interests 125,737,038 121, 757,711 Non-controlling interests 12,428,204 13, 166,959 Change in interest in subsidiaries in a capital transaction 50,021 809,572 Consolidated stockholders’ equity (BACEN) 138,215,263 135,734,242 Common Equity Tier I prudential adjustments (22,716,814) (25,276,903) Common Equity Tier I 115,498,449 110,457,339 Instruments Eligible to comprise Additional Tier I 10,768,636 7, 663,805 Additional Tier I Prudential Adjustments 106,005 82, 021 Additional Tier I Capital 10, 874,641 7, 745,826 Tier I (Common Equity Tier I + Additional Tier I Capital) 126,373,090 118,203,165 Instruments Eligible to comprise Tier II 11,833,538 15,778,051 Tier II Prudential Adjustments 60,470 91, 133 Tier II 11, 894,008 15, 869,184 Referential Equity (Tier I + Tier II) 138,267,098 134,072,349 II - Capital requirements in place and in progress Minimum capital requirements are expressed as indexes that relate available capital and risk-weighted assets (RWA). Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 4.69

Schedule for Basel III implementation

	As from January 1st	
	2018	2019 (1)
Common Equity Tier I	4.5%	4.5%
Tier I	6.0%	6.0%
Total capital	**8.625%**	**8.0%**
Additional Capital Buffers (ACP)	**2.375%**	**3.5%**
Conservation	1.875%	2.5%
Countercyclical (2)	0%	0%
Systemic (3)	0.5%	1.0%
Common Equity Tier I + ACP	**6.875%**	**8.0%**
Total capital + ACP	**11.0%**	**11.5%**
Prudential adjustment deductions	**100%**	**100%**

(1) Petition valid after of January 1st, 2019.

(2) ACP $_{Countercyclical}$ is triggered during the credit cycle expansion phase. Furthermore, in the event of increase in ACPCountercyclical, the new percentage will be effective only twelve months after it is announced.

(3) Calculation of ACP $_{Systemic}$ associates the systemic importance, represented by the institution's total exposure, to Gross Domestic Product (GDP).

III - Risk-Weighted Assets (RWA)

For assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

	06/30/2019	06/30/2018
Credit risk (RWA_{CPAD})(1)	724,300,394	685,245,315
Market risk (RWA_{MINT})(2)	41,359,479	25,014,863
Operational risk ($RWAP_{OPAD}$)(3)	81,341,095	70,467,968
Total risk-weighted assets	**847,000,968**	**780,728,146**

(1) Portion related to exposures to credit risk, calculated using the standardized approach;

(2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars nº 3,646 and nº 3,674;

(3) Portion related to capital required for operational risk, calculated based on the standardized approach.

The tables below present the breakdown of credit, market and operational risk weighted assets, respectively:

Credit risk

	06/30/2019	06/30/2018
Marketable securities	40,505,517	37,929,878
Loan operations – Retail	129,620,818	117,128,373
Loan operations – Non-retail	264,656,657	256,661,940
Joint Liabilities - Retail	145,871	149,219
Joint Liabilities - Non-Retail	42,867,430	45,261,996
Loan commitments – Retail	36,922,442	33,499,411
Loan commitments – Non-retail	11,507,076	10,870,987
Derivatives – Future potential gain	4,747,581	4,294,222
Agency Transition	1,349,767	2,912,141
Other exposures	191,977,235	176,537,148
Total	**724,300,394**	**685,245,315**

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 | 4.70

Market Risk

	06/30/2019[1]	06/30/2018[1]
Market Risk Weighted Assets - Standard Aproach ($RWAM_{PAD}$)	**51,699,349**	**31,268,579**
Operations subject to interest rate variation	**47,412,876**	**28,039,607**
Fixed rate denominated in reais	1,976,338	3,469,107
Foreign exchange coupons	37,387,800	18,613,852
Price index coupon	8,048,738	5,956,647
Interest rate coupon	-	1
Operations subject to commodity price variation	**899,688**	**854,249**
Operations subject to stock price variation	**805,100**	**355,444**
Operations subject to risk exposures in gold, foreign currency and foreign	**2,581,685**	**2,019,279**
Minimum Market Risk Weighted Assets - Standard Aproach ($RWAM_{PAD}$) [1] (a)	**41,359,479**	**25,014,863**
Market Risk Weighted Assets calculated based on internal methodology (b)	**40,008,263**	**18,593,453**
Reduction of Market Risk Weighted Assets due to Internal Models Aproach (IMA)	**(10,339,870)**	**(6,253,716)**
Market Risk Weighted Assets (RWA_{MINT}) - maximum of (a) and (b)	**41,359,479**	**25,014,863**

(1) Calculated based on internal models, with maximum saving possibility of 20% of the standard model.

Operational Risk

	06/30/2019	06/30/2018
Operational Risk-Weighted Assets (RWA_{OPAD})	**81,341,095**	**70,467,968**
Retail	13,985,390	12,789,549
Commercial	27,817,635	26,375,036
Corporate finance	2,819,189	2,799,191
Negotiation and sales	15,461,304	10,013,515
Payments and settlements	8,897,104	8,195,799
Financial agent services	4,671,972	4,279,591
Asset management	7,661,255	5,994,084
Retail brokerage	27,246	21,203

IV – Capital adequacy

The Board of Directors is the body responsible for approving the capital management institutional policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, which purpose is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP – conducted with the base date December 2018 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to face all material risks, a significant capital surplus, thus assuring the institution's equity soundness.

In order to ensure the soundness of ITAÚ UNIBANCO HOLDING CONSOLIDATED and the availability of capital to support business growth, the institution maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios.

The Basel Ratio reached 16.3% at June 30, 2019, with a reduction of 0.9 p.p. as compared to June 30, 2018 mainly due to the payment of additional dividends related to the 2018 result.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus in relation to the minimum Referential Equity required in the amount of R$ 70,507,021, higher than the ACP of R$ 29,645,034, widely covered by the available capital.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 | 4.71

	06/30/2019				06/30/2018			
	Amount		Ratio		Amount		Ratio	
	Required	Current	Required	Current	Required	Current	Required	Current
Common Equity Tier I	38,115,044	115,498,449	4.5%	13.6%	35,132,766	110,457,339	4.5%	14.1%
Additional Tier I Capital	-	10,874,641			-	7,745,826		
Tier I (Common Equity Tier I + Additional Tier I Capital)	**50,820,058**	**126,373,090**	**6.0%**	**14.9%**	**46,843,688**	**118,203,165**	**6.0%**	**15.1%**
Tier II	-	11,894,008			-	15,869,184		
Referential Equity (Tier I + Tier II)	**67,760,077**	**138,267,098**	**8.0%**	**16.3%**	**67,337,802**	**134,072,349**	**8.625%**	**17.2%**
Amount Required for Additional Capital Buffers (ACP)	29,645,034		3.5%		18,542,293		2.375%	

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted Referential Equity set forth by BACEN. At 06/30/2019, fixed assets ratio reached 27.7%, showing a surplus of R$ 30,835,459.

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores "Reports"/ Pillar 3 and Global Systemically Important Banks.

Note 18 –Supplementary information

a) Insurance policy - ITAÚ UNIBANCO HOLDING PRUDENTIAL despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims.

b) Foreign currency – The balances in *Reais* linked to the foreign currencies were:

	06/30/2019	06/30/2018
Permanent foreign investments	54,835,324	44,635,832
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(124,731,235)	(104,885,600)
Net foreign exchange position	**(69,895,911)**	**(60,249,768)**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c) Agreements for offsetting and settlement of liabilities within the scope of the National Financial System

Offset agreements were entered into within the scope of derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution nº. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits maintained with the same counterparty, and where the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in the case of bankruptcy of the debtor.

d) Acquisition of minority interest in Edenred Participações S.A.

On September 4, 2018, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its controlled company ITAÚ UNIBANCO, entered into, with Edenred Participações S.A. (EDENRED) a strategic partnership in the benefit market to workers governed mainly by PAT – Worker's Meal Program. EDENRED is controlling by Ticket Serviços S.A. (TICKET) in Brazil.

The strategic partnership will enable ITAÚ UNIBANCO to add the benefits issued by TICKET to its current offer of products and services focused on clients of wholesale, medium, micro and small companies segments.

In addition, ITAÚ UNIBANCO will make a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED's control and management.

Regulatory approvals were granted on February 18, 2019 by the Central Bank of Brazil (BACEN) and on June 26, 2019 by the Brazilian Antitrust Authority (CADE). Financial settlement will be made on a date after the Financial Statements approval.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2019 | 4.72

www.pwc.com.br Itaú Unibanco Holding S.A. and subsidiaries - Prudential Conglomerate Financial statements at June 30, 2019 and independent auditor's report www.pwc.com.br Itaú Unibanco Holding S.A. and subsidiaries - Prudential Conglomerate Financial statements at June 30, 2019 and independent auditor's report

(A free translation of the original in Portuguese) Independent auditor's report on the consolidated financial statements of the Prudential Conglomerate To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying consolidated financial statements of the Prudential Conglomerate of Itaú Unibanco Holding S.A. (the Bank ), which comprise the prudential consolidated balance sheet as at June 30, 2019 and the prudential consolidated statements of income, changes in stockholders´equity and cash flows for the six-month period then ended, and notes to the financial statements, including a a summary of significant accounting policies. These special purpose consolidated financial statements were prepared in accordance with specified procedures as established in Resolution 4,280, from October 31, 2013, issued by National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), described in Note 2 - Presentation of the Consolidated Financial Statements . In our opinion, the consolidated financial statements of the Prudential Conglomerate referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. as at June 30, 2019, and the consolidated financial performance and cash flows for the six-month period then ended, in accordance with the provisions for the preparation of consolidated financial statements of prudential conglomerates established by Resolution 4,280 of the CMN and supplementary regulations of BACEN, for the preparation of these special purpose consolidated financial statements, as described in the Notes 2 - Presentation of the Consolidated Financial Statements and 4 - Summary of the main accounting practices to the consolidated financial statements. Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements”. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant’s Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. 2 (A free translation of the original in Portuguese) Independent auditor's report on the consolidated financial statements of the Prudential Conglomerate To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying consolidated financial statements of the Prudential Conglomerate of Itaú Unibanco Holding S.A. (the Bank ), which comprise the prudential consolidated balance sheet as at June 30, 2019 and the prudential consolidated statements of income, changes in stockholders´equity and cash flows for the six-month period then ended, and notes to the financial statements, including a a summary of significant accounting policies. These special purpose consolidated financial statements were prepared in accordance with specified procedures as established in Resolution 4,280, from October 31, 2013, issued by National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), described in Note 2 - Presentation of the Consolidated Financial Statements . In our opinion, the consolidated financial statements of the Prudential Conglomerate referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. as at June 30, 2019, and the consolidated financial performance and cash flows for the six-month period then ended, in accordance with the provisions for the preparation of consolidated financial statements of prudential conglomerates established by Resolution 4,280 of the CMN and supplementary regulations of BACEN, for the preparation of these special purpose consolidated financial statements, as described in the Notes 2 - Presentation of the Consolidated Financial Statements and 4 - Summary of the main accounting practices to the consolidated financial statements. Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements”. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant’s Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. 2

Emphasis of matter - basis of preparation of the consolidated financial statements of the Prudential Conglomerate Without modifying our opinion, we draw attention to the Note 2 - Presentation of the Consolidated Financial Statements , which discloses that the consolidated financial statements of the Prudential Conglomerate were prepared by the management of the Bank to comply with the requirements of Resolution 4,280 of the CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements was prepared exclusively for the compliance with these specific requirements and, accordingly, may not be suitable for another purpose. Others matters Itaú Unibanco Holding S.A. prepared a set of parent company and consolidated financial statements for general purposes referring to the six-month period ended in June 30, 2019, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank BACEN. Our independent auditor's report on those statements, dated July 29, 2019, was unmodified. Other information accompanying the consolidated financial statements and the auditor's report The Bank’s management is responsible for the other information, which comprise the Management Report. Our opinion on the consolidated financial statements does not cover the Management report, and we do not express any form of audit conclusion thereon. In connection with the audit of the consolidated financial statements of the Prudential Conglomerate, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the consolidated financial statements of the Prudential Conglomerate in accordance with Resolution 4,280 of CMN, and supplementary regulations of BACEN, whose main criteria and accounting policies are disclosed in the Notes 2 - Presentation of the Consolidated Financial Statements and 3 - Summary of the main accounting practices , and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. 3 Emphasis of matter - basis of preparation of the consolidated financial statements of the Prudential Conglomerate Without modifying our opinion, we draw attention to the Note 2 - Presentation of the Consolidated Financial Statements , which discloses that the consolidated financial statements of the Prudential Conglomerate were prepared by the management of the Bank to comply with the requirements of Resolution 4,280 of the CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements was prepared exclusively for the compliance with these specific requirements and, accordingly, may not be suitable for another purpose. Others matters Itaú Unibanco Holding S.A. prepared a set of parent company and consolidated financial statements for general purposes referring to the six-month period ended in June 30, 2019, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank BACEN. Our independent auditor's report on those statements, dated July 29, 2019, was unmodified. Other information accompanying the consolidated financial statements and the auditor's report The Bank’s management is responsible for the other information, which comprise the Management Report. Our opinion on the consolidated financial statements does not cover the Management report, and we do not express any form of audit conclusion thereon. In connection with the audit of the consolidated financial statements of the Prudential Conglomerate, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the consolidated financial statements of the Prudential Conglomerate in accordance with Resolution 4,280 of CMN, and supplementary regulations of BACEN, whose main criteria and accounting policies are disclosed in the Notes 2 - Presentation of the Consolidated Financial Statements and 3 - Summary of the main accounting practices , and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. 3

In preparing the consolidated financial statements, management is responsible for assessing the Bank's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process of the Prudential Conglomerate. Auditor's responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements of the Prudential Conglomerate, prepared in accordance with Resolution 4,280 of CMN, and supplementary regulations of BACEN, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, taking into consideration the NBC TA 800 (Special Conditions – Audit Financial Statements in accordance with special purpose accounting conceptual structures), we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. • Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank to cease to continue as going concern. 4 In preparing the consolidated financial statements, management is responsible for assessing the Bank's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process of the Prudential Conglomerate. Auditor's responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements of the Prudential Conglomerate, prepared in accordance with Resolution 4,280 of CMN, and supplementary regulations of BACEN, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, taking into consideration the NBC TA 800 (Special Conditions – Audit Financial Statements in accordance with special purpose accounting conceptual structures), we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. • Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank to cease to continue as going concern. 4

• Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. São Paulo, August 23, 2019 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 5 • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. São Paulo, August 23, 2019 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 5